SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2025

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____)

Table of contents

•	Interim Consolidated Report as of June 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name: Paola Mariani
Title: Head of Corporate Secretary’s Staff Office

Date: August 6, 2025

Interim Consolidated Report

as of
June 30, 2025

eni

Mission

We are an energy company.
We concretely support a just energy transition,
with the objective of preserving our planet
and promoting an efficient and sustainable access to energy for all.
Our work is based on passion and innovation,
on our unique strengths and skills,
on the equal dignity of each person,
recognizing diversity as a key value for human development,
on the responsibility, integrity and transparency of our actions.
We believe in the value of long-term partnerships with the Countries and communities where we operate, bringing long-lasting prosperity for all.

Global goals for a sustainable development

The 2030 Agenda for Sustainable Development, presented in September 2015, identifies the 17 Sustainable Development Goals (SDGs) which represent the common targets of sustainable development on the current complex social problems. These goals are an important reference for the international community and Eni in managing activities in those Countries in which it operates.

Disclaimer

This report contains certain forward-looking statements in particular under the section “Outlook” regarding capital expenditures, dividends, buy-back programs, allocation of future cash flow from operations, financial structure evolution, future operating performance, targets of production and sale growth and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new oil and gas fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and oil and natural gas pricing; operational problems; general macroeconomic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors.

“Eni” means the parent company Eni SpA and its consolidated subsidiaries.
For the Glossary see website eni.com.

4	ENI INTERIM CONSOLIDATED REPORT 2025

Highlights

Strategic and financial highlights

Leading E&P expertise and project management capabilities driving sustained growth

●	Framework for a world-class, self-funded JV agreed between Eni and Petronas, combining the portfolios of the two partners in Indonesia and Malaysia, targeting long-term production of 500 kboe/d and 50 TCF of low-risk exploration potential.

●	In the first half of 2025 made important near-field discoveries in the UK (through Eni’s 37.2% owned associate Ithaca Energy), in Norway (through Eni’s 63% owned associate Vår Energi) and in Côte d’Ivoire. In April, Eni’s jointly participated Azule Energy (Eni 50%) confirmed a discovery at the Capricornus 1-X well, in Namibia’s Orange basin, performing a successful production test across a light oil-bearing reservoir. Appraisal studies are ongoing. In July, Azule also announced a discovery following Angola’s gas exploration well, Gajajeira-01.

●	Signed the Agreement between Eni and YPF to develop the 12 million tonnes/year Argentina LNG project, developing gas from the Vaca Muerta formation. In a phased approach, expected to export up to 30 million tonnes/year of LNG by 2030.

●	Historic agreement signed with Cyprus and Egypt counterparties to exploit the sizeable gas resources of the Cronos discovery in Block 6 off Cyprus. Gas to be exported to European premium market leveraging our assets and LNG processing capacity in Egypt.

●	In May, started production from the Merakes East gas field in the Kutei basin, offshore Indonesia, within just two years from FID (Final Investment Decision).

●	Vår Energi, in June started production at the Balder-X field, offshore Norway and in March at the Johan Castberg filed in the Barents Sea.

Growth of energy transition businesses

●	Plenitude’s installed renewable capacity reached 4.5 GW, up 45% y-o-y. Enilives’s bio-refining capacity stands at 1.65 MTPA, with 1 MTPA under development.

●	In June, Plenitude submitted a binding offer to acquire Acea Energia growing its customer base by over 10%.

Restructuring of challenged businesses on-track, leveraging on our technological lead

●	Closed unprofitable cracking units in Brindisi in March and Priolo in July, ahead of the original plan. Start of reconversion phase to the manufacture of decarbonized products.

●	Construction work started at the Livorno hub to convert it into a biorefinery.

Significant value realization from investment in our transition businesses

●	20% investment by Ares in Plenitude, contributing €2 billion of cash to Eni based on an enterprise value of the satellite of more than €12 billion.

●	Negotiation started for the creation of a new, financially independent company, controlled by Eni and Global Infrastructure Partners (GIP), to operate and fund our CCUS business.

●	In the first half of 2025, finalized the 30% investment by KKR into Enilive and the second investment tranche of the EIP fund into Plenitude, reaching a 10% stake, generating €3.8 billion.

Portfolio and cash mitigation measures to preserve leverage, deliver value and generate sustainable shareholders’ returns

●	Over €1 billion of cash mitigation measures delivered to counterbalance commodity and currency headwinds.

●	Proforma leverage of 10% aided by transition valorization, portfolio management and spending optimizations.

●	€1.5 billion of cash returned to shareholders, comprising the fourth instalment of the 2024 dividend.

●	Started a new share buy-back program, to be executed through April 2026, of at least €1.5 billion. This amount may be increased up to a total maximum of €3.5 billion, in case of an upside in the scenario of the cash flow from operations. As of July 18, 2025, around 32.2 million shares have been purchased, for a cash outlay of €440 million.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	5

Solid results underpinned by strength of business model, financial discipline, and high-quality portfolio, ensuring resilience against macro headwinds

●	In the first half of 2025 Group proforma adjusted EBIT was €6.36 billion, despite the significant impact of weaker energy products prices and a falling USD. Performance supported by several self-help measures, volume growth and favorable mix effects. The Group generated €2.55 billion adjusted net profit with an adjusted Group tax rate of 47%.

In the first half of 2025:

●	E&P generated €5.73 billion of proforma adjusted EBIT (down 18% compared to the same period of 2024). Positive effects from both rising contribution of low breakeven projects and self-help initiatives helping to offset an adverse scenario (-15% Brent prices; +1% appreciation in the EUR/USD rate).

●	GGP and Power reported a proforma adjusted EBIT of €0.86 billion (up 21% vs. the first half of 2024) reflecting continued value maximization from the gas portfolio and positive renegotiation and settlement outcomes.

●	Enilive generated €0.22 billion of proforma adjusted EBIT (€0.38 billion EBITDA), -28% vs. the first half of 2024 following the negative impact of deteriorated bio margins partly offset by the positive performance of marketing activities.

●	Plenitude reported a proforma adjusted EBIT of €0.37 billion (€0.61 billion EBITDA), 4% lower from the same period of 2024, reflecting weaker results on retail business partly balanced by the ramp-up in renewable installed capacity and related production.

●	Refining business reported a proforma adjusted loss of €0.1 billion, with a better pattern throughout the period due to improved margins from June. The Chemical business reported a proforma adjusted loss of €0.43 billion amidst a prolonged downturn of the European sector but began showing some improvements due to the early effects of the restructuring plan.

●	Adjusted net cash before changes in working capital at replacement cost was €6.19 billion, covering gross capex of €3.91 billion (down 5% from the first half of 2024). The resulting organic free cash flow of €2.28 billion, additional cash-in due to several initiatives addressing working capital, and the proceeds from the portfolio management of about €3.51 billion, mainly relating to the closing of the KKR investment in Enilive, funded €1,52 billion of cash returns to shareholders, comprising the fourth instalment of the 2024 dividend for €0.76 billion and share repurchases of €0.28 billion as the 2025 buy-back program began. Net borrowings decreased by about €2 billion to €10.2 billion from December 31, 2024.

Operating Performance

●	Hydrocarbon production averaged 1.658 million boe/d, down by 4% compared to the first half of 2024, mainly due to portfolio activity closed in 2024 in Nigeria, Alaska, Congo. Net of divestment effects, production was flat as organic production ramp-ups at projects in Côte d’Ivoire, Congo, Mexico and Italy, and the start of the Merakes East field through a tie-in with the Jangkrik FSU offshore Indonesia, offset mature fields declines.

●	Natural gas sales amounted to 21.13 bcm, down 15% vs the first half of 2024, mainly due to lower gas volumes marketed in Italy and in the European markets, in particular in Turkey.

●	Thermoelectric production amounted to 9.94 TWh, up by 8% from the first half of 2024 with a higher plant utilization rate mainly to seize market opportunities.

●	As a part of the transition-related satellites development, as of June 30, 2025, the Group’s installed capacity from renewables was 4.6 GW, +1.5 GW from June 30, 2024, (3,1 GW), almost entirely related to Plenitude. In the first half of 2025, bio throughputs were 566 ktonnes decreased by 16.3% compared to the same period of 2024.

●	Retail sales were 3.75 mmtonnes, up by 2% compared to the first half of 2024, due to the higher sales marketed in Italy, particularly gasoline and diesel.

●	As of June 30, 2025, EV charging points are 21.8 thousand (of which 94% in Italy), up by 7% compared to 20.4 thousand as of June 30, 2024 and up by 2% compared to 21.3 thousand as of December 31, 2024.

6	ENI INTERIM CONSOLIDATED REPORT 2025

		First Half
KEY ECONOMIC AND FINANCIAL RESULTS		2025	2024
Sales from operations	(€ million)	41,332	44,651
Operating profit (loss)		3,490	4,251
Adjusted operating profit (loss)		4,489	6,212
Proforma adjusted EBIT (a)		6,362	8,223
Exploration & Production		5,730	6,983
Global Gas & LNG Portfolio and Power		860	709
Enilive and Plenitude		598	704
Refining and Chemicals		(527)	(246)
Corporate, other activities and consolidation adjustments		(299)	73
Adjusted net profit before taxes (a)		4,949	6,544
Adjusted net profit (loss) (a)(b)		2,546	3,101
per share (c)	(€)	0.78	0.94
per ADR (c)(d)	($)	1.71	2.03
Net profit (loss) (b)		1,715	1,872
per share (c)	(€)	0.52	0.56
per ADR (c)(d)	($)	1.14	1.21
Comprehensive income (b)	(€ million)	(3,549)	3,476
Net cash flow from operating activities	(€ million)	5,902	6,475
Capital expenditure		3,773	3,952
of which: exploration		166	280
hydrocarbons development		2,586	2,589
Total assets at period end		136,210	147,625
Shareholders’ equity including non-controlling interests at period end		53,405	55,219
Net borrowings at period end after IFRS 16 (a)		15,906	17,454
Net borrowings at period end before IFRS 16 (a)		10,198	12,113
Net capital employed at period end		69,311	72,673
of which: Exploration & Production		50,883	54,858
Global Gas & LNG Portfolio and Power		(651)	577
Enilive and Plenitude		9,751	9,164
Refining and Chemicals		7,245	8,059
Leverage before IFRS 16	(%)	19	22
Leverage after IFRS 16		30	32
Coverage		8.5	13.4
Current ratio		1.2	1.3
Debt coverage		37.1	37.1
Share price at period end	(€)	13.8	14.4
Weighted average number of shares outstanding	(million)	3,056.2	3,196.3
Market capitalization (e)	(€ billion)	44	46

(a) Non-GAAP measure.

(b) Attributable to Eni’s shareholders.

(c) Fully diluted. Ratio of net profit (loss)/cash flow and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by Reuters (WMR) for the period presented.

(d) One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.

(e) Number of outstanding shares by reference price at period end.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	7

		First Half
EMPLOYEES		2025	2024
Exploration & Production	(number)	9,006	10,539
Global Gas & LNG Portfolio and Power		1,128	1,122
Enilive and Plenitude		5,916	5,924
Refining and Chemicals		10,198	10,560
Corporate and other activities		6,108	6,099
Total group employees		32,356	34,244
of which: women		9,001	9,387
outside Italy		10,375	12,210
Female managers (senior and middle managers)	(%)	30.0	29.3

		First Half
OPERATING DATA		2025	2024
EXPLORATION & PRODUCTION
Hydrocarbon production	(kboe/d)	1,658	1,726
liquids	(kbbl/d)	805	787
natural gas	(mmcf/d)	4,458	4,912
Production sold	(mmboe)	269	288
Average hydrocarbons realizations	($/boe)	55.45	57.83
GLOBAL GAS & LNG PORTFOLIO AND POWER
Natural gas sales	(bcm)	21.13	24.83
of which: Italy		10.44	12.64
outside Italy		10.69	12.19
LNG sales		5.6	4.9
Thermoelectric production	(TWh)	9.94	9.23
Power sales in the open market		13.21	12.23
ENILIVE AND PLENITUDE
Capacity of biorefineries	(mmtonnes/year)	1.65	1.65
Bio throughputs	(ktonnes)	566	676
Average bio refineries utilization rate	(%)	77	90
Retail sales of bio and petroleum products in Europe	(mmtonnes)	3.75	3.68
Average throughput of service stations in Europe	(kliters)	779	791
Retail and business customers at period end	(mln pod)	10.0	10.1
Gas sales to end customers	(bcm)	3.07	3.29
Power sales to end customers	(TWh)	8.99	8.78
Renewable installed capacity at period end	(GW)	4.5	3.1
Energy production from renewable sources	(TWh)	2.7	2.3
EV charging points at period end	(thousand)	21.8	20.4
REFINING AND CHEMICALS
Throughputs on own account	(mmtonnes)	12.24	12.20
Average oil refineries utilization rate	(%)	79	78
Production of chemical products	(ktonnes)	2,559	2,849
Average chemical plant utilization rate	(%)	51	52

8	ENI INTERIM CONSOLIDATED REPORT 2025

Operating review

EXPLORATION & PRODUCTION

PRODUCTION AND PRICES

		First half
		2025	2024	Change	% Ch.
Brent dated	($/bbl)	71.74	84.09	(12)	(14.7)
Average EUR/USD exchange rate		1.093	1.081	0.012	1.1
Hydrocarbons production	(kboe/d)	1,658	1,726	(68)	(3.9)
Liquids	(kbbl/d)	805	787	18	2.3
Natural gas	(mmcf/d)	4,458	4,912	(454)	(9.4)
Average realizations	$/boe	55.45	57.83	(2.38)	(4.1)
Liquids	($/bbl)	66.85	76.53	(9.68)	(12.6)
Natural gas	($/kcf)	8.13	7.50	0.63	8.4

In the first half of 2025, oil and natural gas production averaged 1.66 mmboe/d, down by 4% compared to the first half of 2024 mainly due to portfolio activity closed in 2024 in Nigeria, Alaska, Congo. Net of divestment effects, production was substantially flat as organic production ramp-ups at projects in Côte d'Ivoire, Congo, Mexico and Italy, and the start of the Merakes East field through a tie-in with the Jangkrik FSU offshore Indonesia, offset mature fields declines.

Liquids production was 805 kbbl/d, up by 2% compared to the first half of 2024. The organic growth in Côte d'Ivoire due to the start of Baleine Phase 2 and in Mexico were offset by divestments and mature fields declines.

Natural gas production amounted to 4,458 mmcf/d, down 9% compared to the first half of 2024. The divestments and mature fields decline were partly offset by organic growth in Congo (Marine XII), Italy (ramp-up of Argo/Cassiopea) and Indonesia.

Oil and gas production sold amounted to 269 mmboe. The 31 mmboe difference over production (300 mmboe) mainly reflected volumes consumed in operations (24 mmboe), changes in inventory levels and other changes.

PRODUCTION OF OIL AND NATURAL GAS BY REGION
		First half
		2025	2024
Italy	(kboe/d)	69	65
Rest of Europe		240	258
North Africa		521	608
Sub-Saharan Africa		329	302
Kazakhstan		168	160
Rest of Asia		203	201
Americas		124	129
Australia and Oceania		4	3
Production of oil and natural gas (a)(b)		1,658	1,726
- of which Joint Ventures and associates		432	392
Production sold (a)	(mmboe)	269	288
(a) Includes Eni’s share of equity-accounted entities.
(b) Includes volumes of hydrocarbons consumed in operation (132 and 125 kboe/d in the first half of 2025 and 2024, respectively).

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	9

PRODUCTION OF LIQUIDS BY REGION
		First half
		2025	2024
Italy	(kbbl/d)	26	27
Rest of Europe		145	139
North Africa		171	182
Sub-Saharan Africa		188	174
Kazakhstan		118	113
Rest of Asia		96	89
Americas		61	63
Australia and Oceania			-
Production of liquids		805	787
- of which Joint Ventures and associates		233	212

PRODUCTION OF NATURAL GAS BY REGION
		First half
		2025	2024
Italy	(mmcf/d)	223	200
Rest of Europe		500	624
North Africa		1,828	2,226
Sub-Saharan Africa		736	669
Kazakhstan		263	247
Rest of Asia		556	588
Americas		329	342
Australia and Oceania		23	16
Production of natural gas		4,458	4,912
- of which Joint Ventures and associates		1,041	944

Strategic developments

-	In the first half of 2025 made important near-field discoveries in the UK (through Eni’s 37.2% owned associate Ithaca Energy), in Norway (through Eni’s 63% owned associate Vår Energi) and in Côte d'Ivoire. In April, Eni’s jointly participated Azule Energy (Eni 50%) confirmed a discovery at the Capricornus 1-X well, in Namibia's Orange basin, performing a successful production test across a light oil-bearing reservoir. Appraisal studies are ongoing. In July, Azule also announced a discovery following Angola’s gas exploration well, Gajajeira-01.

-	Signed an agreement with Cyprus and Egypt counterparties to develop gas reserves of the Block 6 offshore Cyprus operated by Eni, to be exported to Europe through Eni’s existing treatment and liquefaction facilities located in Egypt.

-	Signed an agreement with YPF for the massive Argentina LNG (ARGLNG) project in the wake of the MoU signed the last April to define the milestones to reach a final investment decision to build gas production, treatment, transportation and liquefaction facilities, including installation of floating units, for a total capacity of 12 mmtonnes/year of LNG destined to international markets.

-	Eni signed a framework agreement with Petronas to establish a jointly controlled venture to combine the two partners’ gas-rich assets of Indonesia and Malaysia, featuring two very complementary portfolios able to generate operational and financial synergies. In line with Eni’s satellite model of setting geographically focused, independent ventures, the new Company will be a financially self-sufficient entity which will develop the huge gas mineral potential of the combined portfolio to deliver in the medium term a sustainable production plateau of 500 kboe/d, targeting 50 TCF of low-risk exploration potential.

-	As part of the strategy to deliver value from our assets through portfolio measures, the dilution process of Eni’s working interest in the operated projects at the Marine XII block (offshore Congo) in West Africa and Baleine block (offshore Ivory Coast) is ongoing.

10	ENI INTERIM CONSOLIDATED REPORT 2025

-	Eni signed a new hydrocarbons contract with its partner Sonatrach for the exploration and development of the Zemoul El Kbar area. The contract, with a duration of 30 years, covers a development and exploration area of about 4,200 sq Km located approximately 300 km southeast of Hassi Messaoud, and also includes neighboring assets previously under separate contracts. This new agreement follows the recent award, in the context of 2024 Algeria Bid Round, of the Reggane II block to Eni in partnership with PTTEP.

-	Eni and Petroci announced a significant increase in gas supply for Côte d'Ivoire’s power generation system. The gas produced, up to 70 mmcf/d, will be entirely allocated to meet local demand, ensuring a reliable supply for the country’s power generation needs and further reinforcing Côte d'Ivoire’s role as a regional energy hub.

-	In May, Eni started gas production at the Merakes East field, in East Sepinggan block (Eni 85%, operator) in the Kutei basin, offshore Indonesia, which will contribute up to approximately 18 kboe/d to Eni’s production. Vår Energi announced: (i) in June, first oil from the Balder X development, offshore Norway, with production expected to rise to approximately 80 kboe/d within 3 to 4 months; and (ii) in March, production start-up of the Johan Castberg oilfield in the Barents Sea. The field, in which Vår Energi has a 30% non-operated stake, has a gross capacity of 220 kbbl/d.

-	Started workover activities of the Sankofa East field, in Ghana. The drilling operations are close to the John Agyekum Kufour FPSO, as part of the broader Sankofa field’s development plan.

-	Launched the new Yasika logistics platform, a strategic infrastructure within the Congo LNG project. The platform, built to enhance the gas potential of the Marine XII permit, will support operations for the two floating liquefaction units: Tango FLNG (0.6 mmtonnes/year), which began production in December 2023, and Nguya FLNG (2.4 mmtonnes/year), scheduled to start up production by the end of 2025.

MINERAL RIGHT PORTFOLIO AND EXPLORATION ACTIVITIES

As of June 30, 2025, Eni’s mineral right portfolio consisted of 874 exclusive or shared properties for exploration and development oil and gas in 35 countries. Total acreage was 191,508 square kilometers net to Eni. As of December 31, 2024, total acreage was 211,347 square kilometers net to Eni.

In the first half of 2025, main changes derived from: (i) acquisition of new leases mainly in Egypt, Italy and Norway for a total acreage of approximately 4,450 square kilometers; (ii) the relinquishment of licenses mainly in Cyprus, Mozambique, the United Arab Emirates and Vietnam a for a total acreage of approximately 20,000 square kilometers; and (iii) net acreage decrease, also due to interest changes, mainly in Timor Leste and the United Arab Emirates for a total acreage of approximately 4,350 square kilometers.

In the first half of 2025, a total of 18 exploratory wells were drilled (7.1 being Eni’s share), as compared to 21 exploratory wells drilled in the first half of 2024 (9.1 being Eni’s share).

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	11

GLOBAL GAS & LNG PORTFOLIO AND POWER

		First half
		2025	2024	Change	% Ch.
Spot Gas price at Italian PSV	(€/MWh)	43	31	12	38.2
TTF		41	30	12	39.2
Spread PSV vs. TTF		2	2	0	..
Natural gas sales	(bcm)
Italy		10.44	12.64	(2.20)	(17.4)
Rest of Europe		9.07	10.70	(1.63)	(15.2)
of which: Importers in Italy		0.50	0.79	(0.29)	(36.7)
European markets		8.57	9.91	(1.34)	(13.5)
Rest of World		1.62	1.49	0.13	8.7
Worldwide Gas Sales (*)		21.13	24.83	(3.70)	(14.9)
of which: LNG sales		5.6	4.9	0.7	14
Power
Power sales in the open market	(TWh)	13.21	12.23	0.98	8.0
Thermoelectric production		9.94	9.23	0.71	7.7
(*) Data include intercompany sales.

GLOBAL GAS & LNG PORTFOLIO

STRATEGIC DEVELOPMENTS

Eni signed a long-term liquefied natural gas (LNG) supply agreement with Venture Global. Eni will purchase 2 MTPA for 20 years starting from 2030 from Phase 1 of CP 2 LNG, Venture Global’s facility with a peak production capacity of 28 MTPA, currently under development. The agreement is Eni’s first long term LNG supply from the United States and represents a milestone in Eni’s strategy to expand and diversify its global LNG footprint, enhancing portfolio flexibility in order to reach its target of 20 MTPA of contracted LNG supply by 2030.

SUPPLY OF NATURAL GAS

In the first half of 2025, Eni’s consolidated subsidiaries supplied 21.48 bcm of natural gas, with a decrease of 4.05 bcm or 15.9% from the first half of 2024.

	First half
(bcm)	2025	2024	Change	% Ch.
Italy	3.40	3.84	(0.44)	(11.5)
Algeria (including LNG)	5.88	5.95	(0.07)	(1.2)
Norway	3.45	3.47	(0.02)	(0.6)
Nigeria (LNG)	1.26	1.06	0.20	18.9
Qatar (LNG)	1.15	1.41	(0.26)	(18.4)
Indonesia (LNG)	1.08	1.03	0.05	4.9
United Kingdom	0.86	0.56	0.30	53.6
Netherlands	0.53	1.04	(0.51)	(49.0)
Libya	0.52	0.88	(0.36)	(40.9)
Congo (LNG)	0.34	0.07	0.27	..
Russia	0.00	2.48	(2.48)	(100.0)
Other supplies of natural gas	2.29	3.23	(0.94)	(29.1)
Other supplies of LNG	0.72	0.51	0.21	41.2
Outside Italy	18.08	21.69	(3.61)	(16.6)
TOTAL SUPPLIES OF ENI'S CONSOLIDATED SUBSIDIARIES	21.48	25.53	(4.05)	(15.9)
Offtake from (input to) storage	(0.35)	(0.66)	0.31	..
Network losses, measurement differences and other changes	0.00	(0.04)	0.04	100.0
TOTAL AVAILABLE FOR SALE	21.13	24.83	(3.70)	(14.9)

12	ENI INTERIM CONSOLIDATED REPORT 2025

Gas volumes supplied outside Italy from consolidated subsidiaries (18.08 bcm), imported in Italy or sold outside Italy, represented approximately 84% of total supplies, with a decrease of 3.61 bcm or down by 16.6% from the first half of 2024 mainly reflecting lower volumes purchased in Russia (down by 2.48 bcm), in the Netherlands (down by 0.51 bcm) and Lybia (down by 0.36 bcm), partially offset by higher purchases mainly in the UK (up by 0.30 bcm) and Congo (up by 0.27 bcm).

Supplies in Italy (3.40 bcm) reported a decrease of 11.5% from the comparative period.

SALES

In the first half of 2025, natural gas sales were 21.13 bcm, down by 3.70 bcm from the first half of 2024, mainly due to lower volumes marketed in Italy and in the European markets.

Sales in Italy were 10.44 bcm down by 2.20 bcm or 17.4% from the first half 2024 (12.64 bcm), due to lower sales marketed mainly to wholesalers and to hub, partly offset by higher sales to industrial segment.

Sales in European markets (8.57 bcm) decreased by 13.5% as result of lower sales mainly in Turkey and Germany/Austria partly offset by higher sales in Benelux, the UK and France.

		First half
	(bcm)	2025	2024	Change	%Ch.
Italy		10.44	12.64	(2.20)	(17.4)
Wholesalers		4.19	5.73	(1.54)	(26.9)
Italian gas exchange and spot markets		2.25	3.35	(1.10)	(32.8)
Industries		1.02	0.76	0.26	34.2
Power generation		0.29	0.29	0.00	0.0
Own consumption		2.69	2.51	0.18	7.2
International sales		10.69	12.19	(1.50)	(12.3)
Rest of Europe		9.07	10.70	(1.63)	(15.2)
Importers in Italy		0.50	0.79	(0.29)	(36.7)
European markets:		8.57	9.91	(1.34)	(13.5)
Iberian Peninsula		1.74	1.60	0.14	8.7
Germany/Austria		1.65	2.05	(0.40)	(19.5)
Benelux		2.31	1.44	0.87	60.4
United Kingdom		0.86	0.56	0.30	53.6
Turkey		0.00	2.44	(2.44)	(100.0)
France		2.01	1.79	0.22	12.3
Other		0.00	0.03	(0.03)	(100.0)
Extra European markets		1.62	1.49	0.13	8.7
NATURAL GAS SALES		21.13	24.83	(3.70)	(14.9)

LNG SALES

		First half
	(bcm)	2025	2024	Change	%Ch.
Europe		4.0	3.4	0.6	17.6
Outside Europe		1.6	1.5	0.1	6.7
TOTAL LNG SALES		5.6	4.9	0.7	14.3

LNG sales (included in worldwide gas sales) amounted to 5.6 bcm, representing an increase from the comparative period (up by 0.7 bcm). In the first half of 2025, the main sources of LNG supply were Nigeria, Qatar and Indonesia.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	13

POWER

		First half
		2025	2024	Change	% Ch.
Purchases of natural gas	(mmcm)	2,035	1,857	178	9.6
Purchases of other fuels	(ktoe)	34	80	(46)	(57.5)
Power generation	(TWh)	9.94	9.23	0.71	7.7
Steam	(ktonnes)	3,186	3,367	(181)	(5.4)

Availability of electricity		First half
(TWh)		2025	2024	Change	% Ch.
Power generation		9.94	9.23	0.71	7.7
Trading of electricity (a)		3.27	3.00	0.27	9.0
Availability		13.21	12.23	0.98	8.0
Power sales in the open market (b)		13.21	12.23	0.98	8.0
of which: sales to third parties		9.36	9.14	0.22	2.4

(a) Include positive and negative imbalances (difference between the electricity effectively fed-in and as scheduled).

(b) Include sales to Group's companies.

Eni’s power generation sites are located in Brindisi, Ferrera Erbognone, Ravenna, Mantua, Ferrara and Bolgiano. As of June 30, 2025, the installed operational capacity of EniPower’s power plants was approximately 5 GW.

In the first half of 2025, thermoelectric power generation was 9.94 TWh, increasing from the first half of 2024 (up by 7.7%), due to the higher plant utilization rate mainly to seize market opportunities. Electricity trading (3.27 TWh) reported an increase of 9% from the comparative period, continuing the optimization of inflows and outflows of power.

In the first half of 2025, power sales in the open market were 13.21 TWh, representing an increase of 8%, following the higher volumes sold to the open market, in particular to wholesalers.

14	ENI INTERIM CONSOLIDATED REPORT 2025

ENILIVE AND PLENITUDE

		First half
		2025	2024	Change	% Ch.
Enilive
Spread EU HVO UCO-based vs UCO	$/tonnes	777	700	77.23	11.0
Spread US RD(a) UCO-based vs UCO		463	959	(496)	(51.7)
Bio throughputs	(ktonnes)	566	676	(110)	(16.3)
Average bio refineries utilization rate	(%)	77	90
Total Enilive sales	mmtonnes	10.66	11.81	(1.15)	(9.7)
Retail sales		3.75	3.68	0.07	2.0
of which: Italy		2.65	2.60	0.05	1.9
Wholesales sales		5.71	6.96	(1.25)	(18.0)
of which: Italy		4.36	5.34	(0.98)	(18.4)
Other sales		1.20	1.17	0.03	2.6
Plenitude
Italian PUN Index GME	€/MWh	120	93	26	27.9
Gas sales to end customers	(bcm)	3.07	3.29	(0.22)	(6.7)
Power sales to end customers	(TWh)	8.99	8.78	0.21	2.4
Retail and business customers at period end	(mln pod)	10.0	10.1	(0.1)	(0.7)
Energy production from renewable sources	(TWh)	2.7	2.3	0.4	16.5
Renewable installed capacity at period end	(GW)	4.5	3.1	1.4	45.2
EV charging points at period end	(thousand)	21.8	20.4	1.4	6.9
(a) Renewable Diesel.

ENILIVE

Business developments

Enilive started operations at the first dedicated plant to the production of Sustainable Aviation Fuel (SAF) at the Gela biorefinery. The plant has a capacity of 400 ktonnes/y.

Eni and Saipem extended the collaboration agreement signed between the two companies in November 2023 aimed at the construction of new biorefineries, conversion of traditional refineries into biorefineries and, generally, the development of new initiatives by Eni in the field of industrial transformation.

Eni and KKR closed the transaction contemplated by the investment agreement, announced last February, for the increase of KKR's stake in Enilive through the purchase of Enilive’s shares from Eni representing 5% of the share capital, for a consideration of approximately €601 million. Upon completion of the transaction, KKR owns an overall 30% stake of Enilive’s share capital, considering the transaction finalized in March 2025 providing an investment of 25% by KKR in Enilive with cash proceeds to Eni of about €2.97 billion.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	15

THROUGHPUTS AND SALES

Bio throughputs were 566 ktonnes, down by 16.3% from the same period of 2024. The lower volumes processed followed maintenance shutdowns at the Gela and Chalmette biorefineries.

		First half
	(mmtonnes)	2025	2024	Change	%Ch.
Retail		2.65	2.60	0.05	2.0
Wholesale		4.29	5.16	(0.87)	(16.9)
Petrochemicals		0.07	0.18	(0.11)	(61.1)
Other sales		1.20	1.17	0.03	2.6
Sales in Italy		8.21	9.11	(0.90)	(9.9)
Retail		1.10	1.08	0.02	1.9
Wholesale		1.35	1.62	(0.27)	(16.5)
Sales outside Italy		2.45	2.70	(0.25)	(9.1)
TOTAL SALES OF REFINED PRODUCTS		10.66	11.81	(1.15)	(9.7)

In the first half of 2025, sales of refined products (10.66 mmtonnes) decreased by 1.15 mmtonnes compared to the corresponding period of 2024 (down by 9.7%).

Retail sales in Italy were 2.65 mmtonnes, showing a slight increase (2%) due to higher volumes of gasoline and gasoil.

As of June 30, 2025, Eni’s retail network in Italy consisted of 3,975 service stations, recording an increase from June 30, 2024 (3,899 service stations), mainly resulting from the positive balance of acquisitions/releases of lease concessions (+78 units). Average throughput in Italy (693 kliters) is below (-3%) the first half of 2024 (711 kliters).

Wholesale sales in Italy were 4.29 mmtons, down by 16.9% from the first half of 2024, mainly due to lower sales of gasoil and bunker. Sales to the Petrochemical sector were 0.07 mmtonnes, down by 61.1%. Other sales in Italy (1.20 mmtonnes) increased compared to the first half of 2024 (up by 2.6%).

Retail and wholesale sales outside Italy of 2.45 mmtonnes decreased by 0.25 mmtonnes from the first half of 2024 (-9.1%), mainly reflecting lower volumes marketed outside Europe.

16	ENI INTERIM CONSOLIDATED REPORT 2025

PLENITUDE

Business developments

Signed an agreement with Ares Management Alternative Credit funds (“Ares”), affiliates of leading global alternative investment manager Ares Management Corporation (NYSE: ARES), for the sale of a 20% stake in the share capital of Plenitude, for a purchase price of approximately €2 billion, based on an equity value of the Company of €10 billion, corresponding to an enterprise value of more than €12 billion. The completion of the transaction is subject to the clearance by the competent authorities.

Completed the EIP’s transaction to increase its stake in Plenitude’s share capital, reaching a 10% stake in the aggregate. The increase of EIP's stake is based on a capital increase of about €209 million, which, including €588 million paid in March 2024, brings the total investment to about €800 million.

Signed a 10-year Power Purchase Agreement with Autostrade per l'Italia for the sale of the entire output of a wind power plant owned by Plenitude in Basilicata (Italy) with a capacity of 16 MW and an estimated electricity production of about 390 GWh over the entire period.

Signed an agreement with Marelli, an automotive industry component supplier company, for the construction of three photovoltaic plants and an Energy Community. The plants will be located at Marelli’s production sites in Italy (Potenza, L’Aquila and Turin) with a total installed capacity of 5.4 MW. This initiative confirms Plenitude’s strategy of promoting Energy Communities as a key tool in the transition based on sharing renewable energy locally between producers and consumers.

Signed an agreement with Modine, a company specialized in thermal management systems and components, for the construction of a new solar power plant in Pocenia (Udine). With an installed capacity of 1.585 MWp, the plant is expected to generate approximately 1.8 GWh of electricity annually.

Completed the installation of a 150 MW renewable facility at Caparacena in Granada, Spain. Moreover, another 250 MW of photovoltaic capacity came online in the installation at Renopool, in Extremadura, and Guillena, in Andalusia. Thanks to these projects, Plenitude has reached nearly 950 MW of photovoltaic and wind power installed capacity in Spain.

Through the US subsidiary Eni New Energy US Inc.: (i) completed the construction of the Guajillo storage hub in Texas with a capacity of 200 MW, equipped with lithium-ion LFP batteries (lithium iron phosphate); (ii) signed an agreement with EDP Renewables North America LLC to purchase a 49% equity stake in a portfolio of 2 operational photovoltaic plants and an electricity storage facility in construction located in the state of California (245 MW). The purchase deal was finalized in March 2025.

Started the construction of a new 90 MW solar plant in the municipality of Fortuna, in the Region of Murcia, in Spain. The new plant will be developed over an area of around 120 hectares and is expected to ensure a production of more than 185,000 MWh/y.

Started operations at the northern block of its Renopool photovoltaic plant, located in the Extremadura region (Spain), with an installed capacity of 130 MW. Once completed and starts operating at the end of 2025, Renopool will be the largest solar park built by the company globally, consisting of seven plants across two blocks with a total installed capacity of 330 MW. The northern block, currently connected to the grid and consisting of three photovoltaic plants, is expected to produce over 265 GWh per year.

Started the construction of Entrenúcleos, a new 200 MW photovoltaic project located in the province of Seville (Andalusia). The project is expected to produce more than 435 GWh of renewable energy annually.

Started the construction on an Energy Community in Cuneo province with Nuova Simplast, a company specialized in molding and assembly of plastic components. The project will include the construction of a 758 kW photovoltaic plant, with an estimated annual production of approximately 860 MWh. The energy generated will be virtually shared with five supply points of Nuova Simplast.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	17

RETAIL AND BUSINESS GAS SALES

	First half
(bcm)	2025	2024	Change	% Ch.
Italy	2.10	2.29	(0.19)	(8.3)
Retail	1.57	1.67	(0.10)	(6.0)
Business	0.53	0.62	(0.09)	(14.5)
International sales	0.97	1.00	(0.03)	(12.6)
European markets:
France	0.72	0.78	(0.06)	(7.7)
Greece	0.18	0.15	0.03	20.0
Other	0.07	0.07	0.00	(0.0)
RETAIL AND BUSINESS GAS SALES	3.07	3.29	(0.22)	(6.7)

In the first half of 2025, retail and business gas sales in Italy and the rest of Europe amounted to 3.07 bcm, down by 0.22 bcm or 6.7% from the first half of 2024, mainly in Italy, due to lower consumptions following a reduced customer base and lower average consumptions.

RETAIL AND BUSINESS POWER SALES

In the first half of 2025, retail and business power sales to end customers, managed by Plenitude and the subsidiaries outside Italy (France, Iberian Peninsula and Greece) amounted to 8.99 TWh, with a slight increase of 2.4% compared to the first half of 2024, benefitting from the larger portfolio of customers.

RENEWABLES

		First half
	(TWh)	2025	2024	Change	% Ch.
Energy production from renewable sources		2.7	2.3	0.4	17.4
of which: photovoltaic		1.5	1.2	0.3	25.0
wind		1.2	1.1	0.1	9.1
of which: Italy		0.8	0.8	0.0	0.0
outside Italy		1.9	1.5	0.4	26.7

Energy production from renewable sources amounted to 2.7 TWh (of which 1.5 TWh photovoltaic, 1.2 TWh wind) up by 0.4 TWh compared to the first half of 2024, mainly benefitting from the start-up of organic projects and the contribution of acquired assets in operation.

Installed capacity

Follows breakdown of the installed capacity from renewables by technology:

		First half
	(GW)	2025	2024	Change	% Ch.
Installed capacity from renewables at period end		4.5	3.1	1.4	45.2
of which: photovoltaic (including installed storage capacity)		72%	64%
wind		28%	36%

Breakdown by Country:

	First half
(GW)	2025	2024	Change	% Ch.
ITALY	1.1	1.0	0.1	10.0
OUTSIDE ITALY	3.4	2.1	1.3	61.9
United States	1.7	1.3	0.4	30.8
Spain	1.2	0.4	0.8	..
Other (Australia, France, Germany, Kazakhstan, UK)	0.5	0.4	0.1	25.0
Total installed capacity from renewables at period end (including installed storage power)(*)	4.5	3.1	1.4	45.2
* Installed storage capacity amounted to 221 MW and 21 MW in the first half 2025 and the first half 2024, respectively.

18	ENI INTERIM CONSOLIDATED REPORT 2025

As of June 30, 2025, the total renewable installed capacity was 4.5 GW. Compared to June 30, 2024, the capacity increased by 1.4 GW, mainly thanks to the organic development in Spain, USA, the UK and Italy, and the acquisition in the USA, Spain and Germany.

E-MOBILITY

As of June 30, 2025, the installed charging points for electric vehicles amounted to 21.8 thousand units (of which 94% in Italy) , up 7% from June 30, 2024 (20.4 thousand units) and up 2% from the end of 2024 (21.3 thousand units as of December 31, 2024).

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	19

REFINING AND CHEMICALS

		First half
		2025	2024	Change	% Ch.
Refining
Standard Eni Refining Margin (SERM)	($/bbl)	4.3	7.6	(3.3)	(43.6)
Throughputs in Italy on own account	(mmtonnes)	7.07	7.17	(0.10)	(1.4)
Throughputs in the rest of World on own account		5.17	5.03	0.14	2.8
Total throughputs on own account		12.24	12.20	0.04	0.3
Average refineries utilization rate	(%)	79	78
Chemicals
Sales of chemical products	(mmtonnes)	1.52	1.62	(0.10)	(6.1)
Average plant utilization rate	(%)	51	52

REFINING

In the first half of 2025, Eni’s Standard Refining Margin – SERM – amounted to 4.3 $/barrel, decreasing by 43.6% compared to the same period of 2024 mainly due to less favorable products crack spreads, negative affected by weak demand particularly in the industrial and construction sectors, overcapacity and competitive pressures from other geographies.

Eni refining throughputs on own account were 12.24 mmtonnes, stable compared to the first half of 2024. In Italy, the reduced throughputs (7.07 mmtonnes) reflected lower volumes processed at the Sannazzaro and Livorno refineries in line with the scenario. Positive performance at Milazzo and Taranto, despite the latter was affected by upset that occurred in May, expected to be restored by the end of 2025. Throughputs in the rest of world are slightly higher compared to 2024 (+2.8%). Increased by 1 percentage points the average plant utilization rate (79%) compared to the first half 2024.

CHEMICALS

Portfolio developments

Versalis signed a partnership with Lummus Technology, a global provider of process technologies, which will serve as the exclusive licensor for phenolics value chain.

Started operations at a new plant in Porto Marghera dedicated to production of plastics made wholly or partially from mechanically recycled raw materials. The materials produced at the new plant are part of the Versalis Revive® range and contain between 35% and 100% post-consumer recycled plastics.

Versalis permanently closed the steam cracker at its Brindisi plant in line with the plan to transform the making activity.

Versalis, at the Mantua plant, started up the demonstration plant of Hoop® technology, for the chemical recycling of mixed plastic waste. This technology, complementary to mechanical recycling, allows the transformation of mixed plastic waste into raw material for the production of new plastic products.

As of July 1st, 2025, Versalis transferred the Oilfield Chemicals business unit to the new company Versalis Oilfield Solutions S.r.l. The transaction aims to consolidate Versalis' position in the Oilfield Services sector, integrating strategic skills and activities into a single, focused and operationally efficient entity in order to meet the challenges of the energy transition and meet the growing needs of the oil sector.

20	ENI INTERIM CONSOLIDATED REPORT 2025

SALES

		First half
	(ktonnes)	2025	2024	Change	%Ch.
Intermediates		1,701	1,894	(194)	(10.2)
Polymers		701	806	(104)	(13.0)
Biochem		118	111	7	6.2
Moulding & Compounding		40	38	2	5.1
Total productions		2,559	2,849	(289)	(10.2)
Consumption and losses		(1,467)	(1,499)	32	2.1
Purchases and change in inventories		426	267	158	59.3
Total availability		1,518	1,617	(99)	(6.1)
Intermediates		799	863	(64)	(7.4)
Polymers		609	650	(41)	(6.4)
Oilfield chemicals		13	7	6	75.6
Biochem		59	61	(2)	(3.6)
Moulding & Compounding		39	36	3	9.4
Total sales		1,518	1,617	(99)	(6.1)

Chemicals production of 2,559 ktonnes decreased by 289 ktonnes (down by 10.2%) mainly due to the definitive shutdown of the Brindisi, Grangemouth and Ragusa site and the accidental shutdown of the Dunkerque site.

Chemicals sales of 1,518 ktonnes decreased by 99 ktonnes (down by 6.1%), due to lower volumes in the Intermediates (-64 ktonnes) and the Polymers (-41 ktonnes), as result of weak demand and lower availability following shutdowns.

Moulding & Compounding sales of 39 ktonnes were related to semi-finished and products of the Finproject Group, particularly the last generation compound based on expandable polyolefins under the Levirex® brand and the ultra-light plastic material under the XL Extralight® brand.

Elastomers margins decreased due to lower prices as a result of a significant drop in demand in Europe and lower competitiveness in Asian markets. Polyethylene and styrenics margins slightly improved due to lower feedstock costs.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	21

ESG PERFORMANCE AND INITIATIVES

		First Half	Full Year
HEALTH, SAFETY AND ENVIRONMENT (a)		2025	2024
TRIR (Total Recordable Injury Rate)	(total recordable injuries/worked hours) x 1,000,000	0.48	0.67
employees		0.60	0.69
contractors		0.40	0.66
Direct GHG emissions (Scope 1)	(mmtonnes CO₂eq)	9.5	21.2
of which: E&P		2.5	6.7
GGP and Power		4.6	9.3
Enilive and Plenitude		0.3	0.5
Refining and Chemicals		2.1	4.7
Direct methane emissions (Scope 1)	(ktonnes CH₄)	8.3	16.0
Volumes of hydrocarbon sent to routine flaring	(billion Sm³)	0.0	0.1
Re-injected produced water	(%)	55	51
Volume of oil spills due to sabotage (including theft) (>1 barrel)	(barrels)	0	2,140
Operational oil spills volumes (>1 barrel)		11	675
(a) KPIs refer to 100% of the operated assets, consolidated and unconsolidated.

•	TRIR (Total Recordable Injury Rate) of the workforce reflects a better trend in events involving both employees and contractors (34 events in the first half 2025 vs. 48 in the first half 2024). No fatalities or accidents resulting in inability occurred during the six months.

•	Direct GHG emissions (Scope 1) reported in the first half 2025 showed a trend consistent with Eni’s commitment in the decarbonization path, also benefitting from the upstream portfolio optimization.

•	Volume of operational oil spills decreased and are related to three events. No sabotage incidents occurred during the first half 2025.

•	Percentage of Upstream re-injected produced water increased compared to the first half 2024, both due to higher volumes of re-injected water mainly in Turkmenistan and Mexico, as well as to lower total volume of produced water generated from operations during the period.

•	In the first half 2025, R&D costs amounted to €94 million, up by 19% compared to the first half 2024 (€79 million).

•	Eni signed collaboration agreements with UAE-based companies for developing data centers in Italia, which will be powered by Eni with gas-fired electricity with associated capturing and storing of CO2 emissions. The agreements also cover renewable energy transmission through cross border interconnection between Albania and Italy, and critical minerals, allowing Eni to expand collaboration with the UAE.

•	Eni signed a collaboration agreement with the United Kingdom Atomic Energy Authority (UKAEA) to jointly conduct research and development activities in the field of fusion energy. The collaboration primary will start with the construction of the UKAEA-Eni H3AT, the world’s largest and most advanced tritium fuel cycle facility, a vital fuel for future fusion power stations.

•	Eni reached the financial close with the UK Government’s Department of Energy Security and Net Zero (DESNZ) for the Liverpool Bay CCS project, where Eni is the operator of the CO2 transport and storage system (T&S) of the HyNet industrial Cluster. The financial close allows the Liverpool Bay CCS project to move into the construction phase, unlocking key investments in supply chain contracts, the majority of which will be spent locally.

•	Eni Foundation and Eni Natural Energies (ENE) Angola signed two Memorandums of Understanding (MoU) with the Angolan Ministry of Health. The first MoU includes a new pediatric healthcare initiative focused on strengthening neonatal and pediatric intensive care services. The second MoU concerns the development of a digital interface to improve coordination between hospitals in Luanda. Both projects aim to improve the quality of healthcare and accessibility for patients across the country.

•	Eni signed an agreement to enter into a period of exclusivity with GIP (Global Infrastructure Partners) an investor affiliated with BlackRock private equity, finalized to complete due diligence and negotiations related to a possible sale of an interest

22	ENI INTERIM CONSOLIDATED REPORT 2025

of 49.99% awarding joint control to the investor related to Eni CCUS Holding, Eni’s company which includes and operates the HyNet and Bacton CCS projects in the UK, L10 in the Netherlands and also future rights to acquire the Ravenna project, in Italy. According to the final agreement under negotiation, in addition to the initial acquisition of a 49.99% stake in Eni CCUS Holding, GIP will support funding the development of Eni’s ongoing CCUS projects.

•	In the June 2025 review, Eni was listed in the FTSE4Good Developed stock market index for the nineteenth consecutive year. This confirms Eni’s position among the top 5 in the oil & gas sector.

•	Eni in collaboration with Advanced Micro Devices (AMD), Hewlett Packard Enterprise (HPE), and the CINECA Consortium, with the support of Plug and Play, launched the "HPC Call4Innovators" initiative, offering startups, SMEs, academic institutions, and research centers direct access to HPC6’s supercomputing resources. This initiative will allow participants to test their computational models and collaborate with the Eni experts to significantly accelerate the development of decarbonization technologies and promote innovative computational methodologies applied to the energy transition.

•	Eni started the first export of vegetable oil from Côte d'Ivoire, produced from rubber tree residues, in line with the company's decarbonization strategy and the sustainable development of local agricultural supply chains.

•	Eni launched the first vegetable oil extraction plant in the Republic of the Congo in Loudima. The plant has a capacity of 30,000 tons per year of vegetable oil and its production will be destined to Enilive’s biorefineries, where it will be transformed into biofuel to help decarbonize transport sectors, as part of Eni’s sustainable mobility strategy.

•	Eni Next and Azimut Group signed a collaboration agreement, under which Azimut will launch a new European Long Term Investment Fund (ELTIF) of venture capital, leveraging also Eni Next’s consulting and expertise on technological developments in the energy sector. The launch of the ELTIF is expected in September 2025 and the fund will support investments in the energy tech sector.

•	Eni signed with Khazna Data Centers, a global leader in hyperscale digital infrastructure, the Heads of Terms (“HoT”) to set up a Joint Venture aimed at the development of an “AI Data Center Campus” with a total IT capacity of 500 MW in Ferrera Erbognone, Lombardy. The project is part of the strategic partnership between Italy and the United Arab Emirates launched in February 2025 aimed at installing an overall IT capacity of up to 1 GW in Italy.

•	Eni has launched a new project for the construction of an aeroponic greenhouse dedicated to the cultivation of salads and micro-vegetables at the Eni Research Center in Bolgiano. Built in the spring of 2025, the plant is the result of collaboration with Dussmann and Agricooltur®, a startup that owns the technological patents adopted, committed to the development of solutions with low environmental impact and high social value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	23

Financial review

REPORTABLE SEGMENTS

Effective October 1st, 2024, the management has established a new organizational set-up of the Company articulated on three business groups:

●	“Chief Transition & Financial Officer” focused on maximizing the value of the transition businesses;

●	“Global Natural Resources” designated to maximize margins all along the oil & gas value chain leveraging on our assets portfolio and operational excellence;

●	“Industrial Transformation” designated to accomplish the restructuring of the chemicals and downstream businesses.

Based on changes in the attribution of profit responsibilities, Eni’s reportable segments have been redefined as follows:

●	Exploration & Production, which is now integrating results of the activities of marketing and trading of oil&products to enhance synergies and to fully capture margins across the value chain;

●	Global Gas & LNG Portfolio and Power considering that gas-fired power generation activities are ancillary to gas supply and trading activities;

●	Enilive and Plenitude engaged in the energy transition, which are sharing a common strategy of growth and value creation leveraging cross selling opportunities in the retail space;

●	Refining and Chemical focused on driving the restructuring and industrial transformation of the chemical sector and of the downstream oil;

●	Corporate and other activities engaged in business support activities, environmental services and the business under development of CCS and the agribusiness.

The re-segmentation of the adjusted operating profit for the comparative period of 2024 is disclosed below:

		First Half 2024
	(€ million)	As published	As restated
Adjusted operating profit (loss)		6,212	6,212
of which:
E&P		4,967	5,098
GGP		636
Enilive and Plenitude		711
- Enilive		312
- Plenitude		399
Refining, Chemicals and Power		(183)
- Refining		157
- Chemicals		(390)
- Power		50
GGP & Power			686
- GGP			636
- Power			50
Enilive and Plenitude			726
- Enilive			327
- Plenitude			399
Refining and Chemicals			(371)
- Refining			19
- Chemicals			(390)
Corporate and other activities		(111)	(119)
Impact of unrealized intragroup profit elimination		192	192

For purpose of IFRS statutory financial reporting, Enilive and Plenitude are presented as two separate reportable segments.

24	ENI INTERIM CONSOLIDATED REPORT 2025

PROFIT AND LOSS ACCOUNT

		First Half
	(€ million)	2025	2024	Change	% Ch.
Sales from operations		41,332	44,651	(3,319)	(7.4)
Other income and revenues		754	1,575	(821)	..
Operating expenses		(34,708)	(36,185)	1,477	4.1
Other operating income (expense)		436	(298)	734	..
Depreciation, depletion, amortization		(3,696)	(3,886)	190	4.9
Net impairment reversals (losses) of tangible and intangible and right-of-use assets		(641)	(1,503)	862	57.4
Write-off of tangible and intangible assets		13	(103)	116	..
Operating profit (loss)		3,490	4,251	(761)	(17.9)
Finance income (expense)		(410)	(318)	(92)	(28.9)
Income (expense) from investments		755	864	(109)	(12.6)
Profit (loss) before income taxes		3,835	4,797	(962)	(20.1)
Income taxes		(2,079)	(2,865)	786	27.4
Tax rate (%)		54.2	59.7	(5.5)
Net profit (loss)		1,756	1,932	(176)	(9.1)
attributable to:
- Eni’s shareholders		1,715	1,872	(157)	(8.4)
- non-controlling interest		41	60	(19)	(31.7)

REPORTED RESULTS

The first half of 2025 results were achieved in a context characterized by weakening price scenario for the main commodities: Brent decreased to 71.74 $/barrel, from 84.09 $/barrel in the first half of 2024 (down by 15%); oil refining margins decreased from a year ago (down 44%) due to the negative trend in fuel demand and overcapacity; the downturn of the European chemical business affecting the 2024 full year continued in the first half of 2025, due to low dynamism in European demand and falling industrial production. In addition, the EUR/USD exchange rate appreciated in the first half of the year, +1.1% compared to the first half of 2024. Positive trend in gas prices recorded an increase of about 40% at the main European hubs (TTF and PSV) compared to the level reported a year ago.

Net profit attributable to Eni’s shareholders was €1,715 million compared to €1,872 million in the first half of 2024, down 8.4%, driven by lower operating profit (down by €761 million compared to the first half 2024) partly offset by a better tax rate (a decrease of about 6 percentage points) following a more favorable geographic profit mix in the upstream business which reflects the greater contribution of jurisdictions with below-average tax rates, also as a result of portfolio rationalization. The comparative period result included a gain on the settlement of certain environmental claims with another Italian company at Italian industrial hubs where Eni took over as successor.

Net cash provided by operating activities amounted to €5,902 million, while net borrowings before IFRS 16 was €10,198 million, a reduction of €1,977 million from December 31, 2024.

The following table shows the main scenario indicators reported in the first half of 2025:

	First Half
	2025	2024	% Ch.
Average price of Brent dated crude oil in U.S. dollars (a)	71.74	84.09	(14.7)
Average EUR/USD exchange rate (b)	1.093	1.081	1.1
Average price of Brent dated crude oil in euro	65.64	77.77	(15.6)
Standard Eni Refining Margin (SERM) (c)	4.3	7.6	(43.6)
PSV (d)	43	31	38.2
TTF (d)	41	30	39.2
Spread EU HVO UCO-based vs UCO	777	700	11.0
Spread US RD(e) UCO-based vs UCO	463	959	(51.7)
Italian PUN Index GME	120	93	27.9
(a) Price per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In $/bbl. Source: Eni calculations.
(d) €/MWh.
(e) Renewable Diesel.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	25

ADJUSTED RESULTS AND BREAKDOWN OF SPECIAL ITEMS

	First Half
(€ million)	2025	2024	Change	% Ch.
Operating profit (loss)	3,490	4,251	(761)	(17.9)
Exclusion of inventory holding (gains) losses	358	(6)
Exclusion of special items	641	1,967
Adjusted operating profit (loss)	4,489	6,212	(1,723)	(27.7)
main JV/Associates adjusted EBIT	1,873	2,011	(138)	(6.9)
Proforma adjusted EBIT	6,362	8,223	(1,861)	(22.6)
Breakdown by segment:
Exploration & Production	5,730	6,983	(1,253)	(17.9)
Global Gas & LNG Portfolio and Power	860	709	151	21.3
Enllive and Plenitude	598	704	(106)	(15.1)
Refining and Chemicals	(527)	(246)	(281)	..
Corporate and other activities	(477)	(119)	(358)	..
Impact of unrealized intragroup profit elimination and other consolidation adjustments	178	192	(14)
Adjusted profit (loss) before taxes	4,949	6,544	(1,595)	(24.4)
Adjusted net profit (loss)	2,628	3,137	(509)	(16.2)
Net profit (loss)	1,756	1,932	(176)	(9.1)
Net profit (loss) attributable to Eni’s shareholders	1,715	1,872	(157)	(8.4)
Exclusion of inventory holding (gains) losses	246	(4)
Exclusion of special items	585	1,233
Adjusted net profit (loss) attributable to Eni’s shareholders	2,546	3,101	(555)	(17.9)

In the first half of 2025, the Group proforma adjused EBIT was €6,362 million, down by 22.6% compared to the first half of 2024, due to lower crude oil realized prices in the wake of a 15% decline in the price of the Brent benchmark and the EUR appreciation vs the USD (up 1% vs the first half of 2024) which negatively affected the performance of the E&P business, which nonetheless showed underlying improvements in connection with a better volume mix due to an increasing contribution of more valuable barrels and cost efficiencies. The performance was supported by the GGP and Power segment, up 21% from the comparative period, reflecting the continuing value maximization of the gas portfolio and benefits relating to renegotiations/settlements. The performance of the transition-related satellites Enilive/Plenitude was in line with management’s expectations. The contribution of downstream businesses continued to decline (down by €281 million compared to the loss recorded in the first half of 2024).

The Group reported an adjusted net profit of €2,546 million (down 18% from the first half of 2024) reflecting the trend of the operating profit and lower contribution from the JV/equity-accounted associates partly offset by the reduced tax rate.

In the first half of 2025 adjusted tax rate was 46.9% (down by approximately 5 percentage points from the first half of 2024) due to an improved geographical mix of E&P pre-tax profit, reflecting the greater contribution of jurisdictions with below-average tax rates, also as a result of portfolio optimization.

The special items recorded in operating profit (net charges of €641 million) are mainly related to the following segments:

●	E&P: net charges of €443 million mainly relating to write-downs of oil&gas properties driven by alignment of a disposal group to its fair value (approximately €350 million) as well as downward reserves revision at another oil asset;

●	GGP and Power: net charges of €517 million mainly relating to the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be waived from fair value accounting under the own use exemption (€342 million). The reclassification of the negative balance of €297 million related to derivatives covering margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables (€293 million);

●	Enilive and Plenitude: net charges of €334 million mainly relating to the fair values of commodity derivatives lacking the formal criteria to be classified as hedges under IFRS relating exposure to the gas commodity (€293 million);

●	Refining and Chemicals: net charges of €319 million mainly relating to the write-down of capital expenditures made for compliance and stay-in-business at certain CGU with expected negative cash flows (€159 million) and environmental provision of €117 million.

26	ENI INTERIM CONSOLIDATED REPORT 2025

	First Half
(€ million)	2025	2024
Special items of operating profit (loss)	641	1,967
- environmental charges (expense recovered from third-parties)	192	(490)
- impairment losses (impairment reversals), net	641	1,503
- net gains on disposal of assets	(6)	1
- risk provisions	17	13
- provisions for redundancy incentives	34	35
- commodity derivatives	(53)	587
- exchange rate differences and derivatives	(279)	104
- other	95	214
Net finance (income) expense	269	(117)
of which:
- exchange rate differences and derivatives reclassified to operating profit (loss)	279	(104)
Net income (expense) from investments	(154)	(97)
Income taxes	(140)	(544)
Total special items of net profit (loss)	616	1,209
attributable to:
- Eni’s shareholders	585	1,233
- Non-controlling interest	31	(24)

REVENUES

	First Half
(€ million)	2025	2024	Change	% Ch.
Exploration & Production	24,942	28,159	(3,217)	(11.4)
- of which upstream	10,107	11,934	(1,827)	(15.3)
Global Gas & LNG Portfolio and Power	9,034	8,464	570	6.7
- Global Gas & LNG Portfolio	6,961	7,003	(42)	(0.6)
- Power	2,073	1,461	612	41.9
Enilive and Plenitude	15,135	15,936	(801)	(5.0)
- Enilive	9,536	10,739	(1,203)	(11.2)
- Plenitude	5,603	5,207	396	7.6
- Consolidation adjustments	(4)	(10)	6
Refining and Chemicals	9,465	11,191	(1,726)	(15.4)
- Refining	7,545	9,043	(1,498)	(16.6)
- Chemicals	2,017	2,243	(226)	(10.1)
- Consolidation adjustments	(97)	(95)	(2)
Corporate and other activities	979	916	63	6.9
Consolidation adjustments	(18,223)	(20,015)	1,792
Sales from operations	41,332	44,651	(3,319)	(7.4)
Other income and revenues	754	1,575	(821)	(52.1)
Total revenues	42,086	46,226	(4,140)	(9.0)

Total revenues amounted to €42,086 million, down by 9% from the first half of 2024.

Eni’s sales from operations were €41,332 million, reflecting the effect of the trend in energy commodities: the Brent price decreased by 15%; as well as the decline in the price of refining products negatively impacted by weak demand, excess capacity and competitive pressure by foreign production and the effect of lower processed volumes/product availability, mainly in the Refining business. The Plenitude business benefitted from higher sales to power segment following an increased portfolio in Italy and abroad.

Other income and revenues amounting to €754 million, decreased by €821 million from the first half of 2024 which benefitted from a gain resulting to a comprehensive agreement with an Italian operator covering a 50-50 sharing of the environmental costs relating to several Italian hubs. In addition, they include the share of lease repayments debited to joint operators in Eni-led upstream projects, as well as revenues from patents, licenses and royalties.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	27

OPERATING EXPENSES

	First Half
(€ million)	2025	2024	Change	% Ch.
Purchases, services and other	32,864	34,448	(1,584)	(4.6)
Impairment losses (impairment reversals) of trade and other receivables, net	150	76	74	97.4
Payroll and related costs	1,694	1,661	33	2.0
of which: provision for redundancy incentives and other	34	35	(1)
	34,708	36,185	(1,477)	(4.1)

Operating expenses in the first half of 2025 (€34,708 million) decreased by €1,477 million from the first half of 2024.

Purchases, services and other (€32,864 million) decreased by €1,584 million from the same period of 2024, mainly reflecting lower costs for hydrocarbon supplied (gas from long-term supply contracts and refinery and chemical feedstocks).

Payroll and related costs (€1,694 million) increased by 2% from the first half of 2024, mainly due to wage increases linked to collective agreements in Italy, partially offset by a decrease in average employment abroad due to portfolio activity.

DEPRECIATION, DEPLETION, AMORTIZATION, IMPAIRMENT LOSSES (IMPAIRMENT REVERSALS) NET AND WRITE-OFF

	First Half
(€ million)	2025	2024	Change	% Ch.
Exploration & Production	3,065	3,257	(192)	(5.9)
Global Gas & LNG Portfolio and Power	132	152	(20)	(13.2)
- Global Gas & LNG Portfolio	87	118	(31)	(26.3)
- Power	45	34	11	32.4
Enilive and Plenitude	363	339	24	7.1
- Enilive	145	137	8	5.8
- Plenitude	218	202	16	7.9
Refining and Chemicals	75	82	(7)	(8.5)
- Refining	14	17	(3)	(17.6)
- Chemicals	61	65	(4)	(6.2)
Corporate and other activities	77	72	5	6.9
Impact of unrealized intragroup profit elimination	(16)	(16)	0
Total depreciation, depletion and amortization	3,696	3,886	(190)	(4.9)
Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	641	1,503	(862)	..
Depreciation, depletion, amortization, impairments and reversals	4,337	5,389	(1,052)	(19.5)
Write-off of tangible and intangible assets	(13)	103	(116)	..
	4,324	5,492	(1,168)	(21.3)

Depreciation, depletion and amortization (€3,696 million) decreased by €190 million from the first half of 2024 (down by 4.9%) mainly in the Exploration & Production segment due to portfolio activity partly offset by start-ups and ramp-up of new projects.

Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net (€641 million) are disclosed in the section “Adjusted results and breakdown of special item”.

28	ENI INTERIM CONSOLIDATED REPORT 2025

FINANCE INCOME (EXPENSE)

	First Half
(€ million)	2025	2024	Change
Finance income (expense) related to net borrowings	(372)	(300)	(72)
- Interest expense on corporate bonds	(367)	(377)	10
- Net income from financial activities held for trading	120	188	(68)
- Net income from financial assets measured at fair value through profit or loss	(9)	14	(23)
- Interest expense for banks and other financing istitutions	(131)	(197)	66
- Interest expense for lease liabilities	(183)	(155)	(28)
- Interest from banks	103	154	(51)
- Interest and other income from receivables and securities for non-financing operating activities	95	73	22
Income (expense) on derivative financial instruments	(70)	85	(155)
- Derivatives on exchange rate	(52)	102	(154)
- Derivatives on interest rate	(18)	(17)	(1)
Exchange differences, net	103	(43)	146
Other finance income (expense)	(144)	(117)	(27)
- Interest and other income from receivables and securities for financing operating activities	18	3	15
- Finance expense due to the passage of time (accretion discount)	(163)	(96)	(67)
- Other finance income (expense)	1	(24)	25
	(483)	(375)	(108)
Finance expense capitalized	73	57	16
	(410)	(318)	(92)

Net finance expense (€410 million) reported an increase (€92 million from the first half of 2024) mainly due to expense related to net borrowings increasing by €72 million and higher expenses on derivatives (€155 million), offset by the positive change in exchange rate differences of €146 million.

NET INCOME (EXPENSE) FROM INVESTMENTS

	First Half
(€ million)	2025	2024	Change
Share of gains (losses) from equity-accounted investments	649	611	38
Dividends	100	85	15
Net gains (losses) on disposals		185	(185)
Other income (expense), net	6	(17)	23
Income (expense) from investments	755	864	(109)

Net income from investments amounted to €755 million, decreasing compared to the same period of 2024 (down €109 million) and referred to:

- gains from equity-accounted investments (€649 million) mainly relating to the share profit of Vår Energi, Azule Energy, Ithaca Energy and ADNOC R&GT as well as Eni’s share of the Saipem joint venture results. In the first half of 2025 Eni received €879 million of dividends by the equity-accounted investments;

- dividends of €100 million related to dividends paid by minor investments in certain entities which were designated at fair value and which mainly comprised Nigeria LNG (€52 million) and Everen Ltd (€30 million).

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	29

SUMMARIZED GROUP BALANCE SHEET1

(€ million)	Dec. 31, 2024	Jun. 30, 2025	Change
Fixed assets
Property, plant and equipment	59,864	52,910	(6,954)
Right of use	5,822	5,275	(547)
Intangible assets	6,434	6,421	(13)
Inventories - Compulsory stock	1,595	1,379	(216)
Equity-accounted investments and other investments	15,545	14,224	(1,321)
Receivables and securities held for operating purposes	1,107	1,026	(81)
Net payables related to capital expenditure	(1,364)	(1,209)	155
	89,003	80,026	(8,977)
Net working capital
Inventories	6,259	5,798	(461)
Trade receivables	12,562	9,562	(3,000)
Trade payables	(15,170)	(12,378)	2,792
Net tax assets (liabilities)	144	(313)	(457)
Provisions	(15,774)	(14,433)	1,341
Other current assets and liabilities	(2,292)	(803)	1,489
	(14,271)	(12,567)	1,704
Provisions for employee benefits	(681)	(687)	(6)
Assets held for sale including related liabilities	225	2,539	2,314
CAPITAL EMPLOYED, NET	74,276	69,311	(4,965)
Eni’s shareholders equity	52,785	49,738	(3,047)
Non-controlling interest	2,863	3,667	804
Shareholders’ equity	55,648	53,405	(2,243)
Net borrowings before lease liabilities ex IFRS 16	12,175	10,198	(1,977)
Lease liabilities	6,453	5,708	(745)
Net borrowings post lease liabilities ex IFRS 16	18,628	15,906	(2,722)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	74,276	69,311	(4,965)
Leverage before lease liability ex IFRS 16	0.22	0.19
Leverage after lease liability ex IFRS 16	0.33	0.30
Gearing before lease liability ex IFRS 16	0.18	0.16
Gearing after lease liability ex IFRS 16	0.25	0.23

As of June 30, 2025, fixed assets (€80,026 million) decreased by €8,977 million from December 31, 2024, due to the negative exchange rate translation differences (as of June 30, 2025, exchange rate of EUR vs. USD was 1.172, +13% compared to 1.039 as of December 31, 2024), thus decreasing the euro book values of dollar-denominated assets. In the period, assets held for sale were recognized in connection with the pending disposal on non-controlling interests in upstream assets in Cote d’Ivoire and Congo.

Net working capital (-€12,567 million) increased of €1,704 million from December 31, 2024. The increase in the fair value of derivatives and in the balance between trade receivables and trade payables (€1,281 million) and the reduction in the risk provisions (€1,341 million) were offset by higher net tax liabilities (+€457 million).

Shareholders’ equity (€53,405 million) decreased by €2,243 million compared to December 31, 2024, mainly due to negative exchange rate differences (€6,063 million) reflecting the depreciation of the USD vs. EUR and shareholders remuneration of €2,188 million (including dividend distribution and share buy-back). These reductions were partially offset by net profit for the period (€1,756 million) and the recognition, through retained earnings, of the positive difference between the book value of the minority stake in the subsidiary Enilive sold to third parties and the consideration received (approximately €2,664 million).

1 For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes”.

30	ENI INTERIM CONSOLIDATED REPORT 2025

Non-controlling interest of €3,667 million as of June 30, 2025 included: i) the minority stake acquired by the private equity fund KKR in Enilive’s share capital (approximately €900 million) and the increase by EIP fund in the interest in Plenitude to approximately €650 million; ii) a perpetual subordinated hybrid bond issued by a Group subsidiary in 2024 (around €1,700 million) classified as equity since the Group retains an unconditional right to avoid transferring cash or other financial assets to the bondholders.

Net borrowings2 before lease liabilities as of June 30, 2025, amounted to €10,198 million, a decrease of €1,977 million compared to December 31, 2024.

Leverage3 – the ratio of the borrowings to total equity– was 0.19 as of June 30, 2025. Considering the disposal transactions underway, particularly the proposed 20% investment by Ares private equity fund into Plenitude, the Group proforma leverage stands at 10%.

2 Details on net borrowings are furnished on page 41.

3 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 37 and subsequent.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	31

SUMMARIZED GROUP CASH FLOW STATEMENT4

	First Half
(€ million)	2025	2024	Change
Net profit (loss)	1,756	1,932	(176)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
- depreciation, depletion and amortization and other non monetary items	3,558	4,899	(1,341)
- net gains on disposal of assets	(6)	(184)	178
- dividends, interests, taxes and other changes	2,384	3,165	(781)
Changes in working capital related to operations	192	(1,038)	1,230
Dividends received by investments	879	1,104	(225)
Taxes paid	(2,230)	(2,819)	589
Interests (paid) received	(631)	(584)	(47)
Net cash provided by operating activities	5,902	6,475	(573)
Capital expenditure	(3,773)	(3,952)	179
Investments and purchase of consolidated subsidiaries and businesses	(351)	(2,308)	1,957
Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	84	627	(543)
Other cash flow related to investing activities and disinvestments	(175)	48	(223)
Free cash flow	1,687	890	797
Net cash inflow (outflow) related to financial activities	(190)	(120)	(70)
Changes in short and long-term financial debt	(1,324)	1,444	(2,768)
Repayment of lease liabilities	(675)	(671)	(4)
Dividends paid and changes in non-controlling interests and reserves	1,564	(1,486)	3,050
Net issue (repayment) of perpetual hybrid bond	126	(87)	213
Effect of changes in consolidation and exchange differences of cash and cash equivalent	(204)	45	(249)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	984	15	969
Adjusted net cash before changes in working capital at replacement cost	6,189	7,803	(1,614)

Change in net borrowings	First Half
(€ million)	2025	2024	Change
Free cash flow	1,687	890	797
Repayment of lease liabilities	(675)	(671)	(4)
Net borrowings of acquired companies		(478)	478
Exchange differences on net borrowings and other changes	(725)	(721)	(4)
Dividends paid and changes in non-controlling interest and reserves	1,564	(1,486)	3,050
Net issue (repayment) of perpetual hybrid bond	126	(87)	213
CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	1,977	(2,553)	4,530
Repayment of lease liabilities	675	671	4
Inception of new leases and other changes	70	(676)	746
Change in lease liabilities	745	(5)	750
CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	2,722	(2,558)	5,280

Net cash provided by operating activities in the first half of 2025 was €5,902 million and included €879 million of dividends distributed from Eni’s investments, mainly Azule Energy and Vår Energi. The amount of trade receivables discounted as part of non-recourse arrangements with financing institutions was approximately €0.4 billion higher than in the fourth quarter of 2024, as part of the Group’s ongoing initiatives to optimize working capital requirements.

Adjusted net cash before changes in working capital at replacement cost was €6,189 million and was net of the following items: inventory holding gains or losses relating to oil and products, the reversing of timing difference between gas inventories accounted at weighted average cost and management’s own measure of performance leveraging inventories to optimize margins, the fair value of commodity derivatives lacking the formal criteria to be designated as hedges or prorated on an accrual basis, decommissioning provisions related to the reconversion of uncompetitive plants in the transition scenario or to dismantle loss-making activities.

4 For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes”.

32	ENI INTERIM CONSOLIDATED REPORT 2025

A reconciliation of cash flow from operations before changes in working capital at replacement cost to net cash provided by operating activities is provided below:

	First Half
(€ million)	2025	2024
Net cash provided by operating activities	5,902	6,475
Changes in working capital related to operations	(192)	1,038
Exclusion of commodity derivatives	(53)	587
Exclusion of inventory holding (gains) losses	358	(6)
Net cash before changes in working capital at replacement cost	6,015	8,094
Extraordinary charges (gains)	174	(291)
Adjusted net cash before changes in working capital at replacement cost	6,189	7,803

Organic capex amounted to €3.9 billion (down 5% from the first half of 2024) and excluded the share of capex that will be reimbursed upon closing of ongoing asset disposals. Net of organic capex, free cash flow ante working capital was about €2.3 billion.

Cash outflows for acquisitions net of divestments were about €267 million. Acquisitions related to the expansion of renewable generation capacity at Plenitude and to the development of the agri-business activity. Other cash flow relating to investing activities included a cash inflow upon a post-closing adjustment of the business combination with Ithaca Energy Plc (€120 million). Financing cashflow includes proceeds from disposals of non-controlling interest in consolidated subsidiaries relating to a 30% investment of private equity fund KKR into Enilive for €3,569 million and a second investment tranche (2.4%) of the EIP fund into Plenitude (€209 million).

Net borrowings before IFRS 16 in the first half of 2025 decreased by around €2 billion as the adjusted operating cash flow (€6.2 billion) and cash inflow in equity in connection with the divestment of noncontrolling interests at Enilive and Plenitude subsidiaries (€3.8 billion) covered capex requirements of €3.9 billion, dividend payments to Eni’s shareholders and share repurchases of €2.2 billion (€1.5 billion of dividend payments and share repurchases of €0.7 billion), repayment of supplier financing agreements (€0.8 billion), as well as the repayment of lease liabilities and hybrid bond interest (€0.8 billion) and other changes (€0.2 billion).

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	33

CAPITAL EXPENDITURE AND INVESTMENTS

	First Half
(€ million)	2025	2024	Change	% Ch.
Exploration & Production	2,775	2,885	(110)	(3.8)
of which: - exploration	166	280	(114)	(40.7)
- oil and gas development	2,586	2,589	(3)	(0.1)
- other	23	16	7	43.8
Global Gas & LNG Portfolio	37	45	(8)	(17.8)
- Global Gas & LNG Portfolio	9	5	4	80.0
- Power	28	40	(12)	(30.0)
Enilive and Plenitude	441	605	(164)	(27.1)
- Enilive	101	124	(23)	(18.5)
- Plenitude	340	481	(141)	(29.3)
Refining and Chemicals	288	289	(1)	(0.3)
- Refining	206	184	22	12.0
- Chemicals	82	105	(23)	(21.9)
Corporate and other activities	253	137	116	84.7
Impact of unrealized intragroup profit elimination	(21)	(9)	(12)
Capital expenditure (a)	3,773	3,952	(179)	(4.5)
Investments and purchase of consolidated subsidiaries and businesses	351	2,308	(1,957)	(84.8)
Total capex and investments and purchase of consolidated subsidiaries and businesses	4,124	6,260	(2,136)	(34.1)
(a) Expenditures to purchase plant and equipment from suppliers whose payment terms matched classification as financing payables, have been recognized among other changes of the reclassified cash flow statements and are not reported in the table above (€753 million and €1,056 million in the first half 2025 and the first half 2024, respectively).

Cash outflows for capital expenditure and investments and purchase of consolidated subsidiaries and businesses were €4,124 million (down 34.1% from the first half of 2024).

Investments and purchase of consolidated subsidiaries and businesses amounted to €351 million and mainly included the expansion of Plenitude’s renewable generation capacity and the development of agri-business activities.

Capital expenditure of €3,773 million (€3,952 million in the first half of 2024) decreased by approximately 5% year-on-year, in particular:

• in the Exploration & Production, capital expenditure (€2,775 million) mainly related to oil&gas development activities in particular in the United Arab Emirates, Indonesia, Libya, Egypt, Italy and Congo;

• in the Enilive and Plenitude segment, Plenitude’s capital expenditure (€340 million) related to development activities in the renewable business, acquisition of new customers, as well as development of electric vehicles network infrastructure, while Enilive capital expenditure (€101 million) mainly related to biorefineries and marketing activity in Italy and in the rest of Europe, regulation compliance and stay-in-business initiatives in the retail network, as well as HSE initiatives;

• in the Refining and Chemicals segment mainly related to traditional refining in Italy (€206 million) specifically to the new Livorno biorefinery, maintenance and stay-in-business as well as to the chemical business (€82 million) and regarded the circular economy and asset integrity;

• in the Corporate and other activities mainly related to the CCUS and agri-business projects (€182 million).

34	ENI INTERIM CONSOLIDATED REPORT 2025

RESULTS BY SEGMENT5

EXPLORATION & PRODUCTION

	First Half
(€ million)	2025	2024	Change	% Ch.
Upstream turnover	10,107	11,934	(1,827)	(15.3)
Proforma adjusted EBIT	5,730	6,983	(1,253)	(17.9)
of which: main JV/Associates	1,841	1,885	(44)	(2.3)
Operating profit (loss) of subsidiaries	3,446	3,745	(299)	(8.0)
Exclusion of special items	443	1,353
Adjusted operating profit (loss) of subsidiaries	3,889	5,098	(1,209)	(23.7)
Adjusted profit (loss) before taxes	4,413	5,476	(1,063)	(19.4)
tax rate (%)	46.2	54.3	(8.1)
Adjusted net profit (loss)	2,372	2,505	(133)	(5.3)
Results also include:
Exploration expenses:	86	186	(100)	(53.8)
- prospecting, geological and geophysical expenses	86	81	5	6.2
- write-off of unsuccessful wells		105	(105)
Capital expenditure	2,775	2,885	(110)	(3.8)

In the first half 2025, Exploration & Production reported a proforma adjusted EBIT of €5,730 million, down by 18% versus the comparative period, due to lower realizations affected by a decrease in crude oil prices in USD (the Brent marker was down by 15%) as well as the appreciation of the EUR/USD exchange rate (up by 1%) which reduced the operating profits of dollar-denominated subsidiaries. This decrease was partly offset by positive mix effects due to rising contribution of low breakeven projects following portfolio rationalization and self-help initiatives.

The segment reported an adjusted net profit of €2,372 million, a decrease of €133 million or approximately 5% compared to the first half 2024 and includes the contribution from JVs and associates, in particular Vår Energi, Azule Energy and Ithaca Energy.

In the first half of 2025, the adjusted tax rate was 46.2% decreasing by about 8 percentage points compared to the comparative period mainly driven by a more favorable geographical mix of pretax profit.

		First Half
Main JV/Associates	(€ million)	2025	2024	Change	% Ch.
Adjusted operating profit (Eni’s share)		1,841	1,885	(44)	(2.3)
of which: Vår Energi		1,009	1,192	(183)	(15.4)
Azule		450	571	(121)	(21.2)
Adjusted net profit		495	554	(59)	(10.6)
Total dividends		596	535	61	11.4

5 Explanatory notes and tables detail certain other alternative performance indicators in line with guidance provided by ESMA guidelines on Alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For a detailed explanation, see section “Alternative performance measures” in the following pages of this interim report.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	35

GLOBAL GAS & LNG PORTFOLIO and power

	First Half
(€ million)	2025	2024	Change	% Ch.
Sales from operations	9,034	8,464	570	6.7
Proforma adjusted EBIT	860	709	151	21.3
GGP	631	659	(28)	(4.2)
of which: main JV/Associates	19	23	(4)	(17.4)
Power	229	50	179	..
Operating profit (loss) of subsidiaries	1,358	(684)	2,042	..
Exclusion of special items	(517)	1,370
Adjusted operating profit (loss) of subsidiaries	841	686	155	22.6
Adjusted profit (loss) before taxes	852	709	143	20.2
tax rate (%)	36.4	40.1	(3.7)
Adjusted net profit (loss)	542	425	117	27.5
Capital expenditure	37	45	(8)	(17.8)

In the first half 2025, the Global Gas & LNG Portfolio business achieved a proforma adjusted Ebit of €631 million, fractionally lower than the same period of 2024, which was supported by continuing value maximization from the gas portfolio and specific benefits relating to renegotiations and settlements.

The Power generation business from gas-fired plants reported a proforma adjusted Ebit of €229 million, up by €179 million from the first half of ’24, mainly due to a one-off gain relating to a contractual renegotiation.

The Global Gas & LNG Portfolio and Power segment achieved an adjusted net profit of €542 million, up by €117 million vs. the first half of 2024.

ENILIVE AND PLENITUDE

ENILIVE

	First Half
(€ million)	2025	2024	Change	% Ch.
Sales from operations	9,536	10,739	(1,203)	(11.2)
Proforma adjusted EBITDA	381	464	(83)	(17.9)
Proforma adjusted EBIT	224	313	(89)	(28.4)
of which: main JV/Associates	(24)	(14)	(10)	(71.4)
Operating profit (loss) of subsidiaries	174	312	(138)	(44.2)
Exclusion of inventory holding (gains) losses	42	7
Exclusion of special items	32	8
Adjusted operating profit (loss) of subsidiaries	248	327	(79)	(24.2)
Adjusted profit (loss) before taxes	213	300	(87)	(29.0)
Adjusted net profit (loss)	141	201	(60)	(29.9)
Cash flow from operations before changes in working capital at replacement cost	325	433	(108)	(24.9)
Net borrowings	(1,264)	(482)	(782)	..
Capital expenditure	101	124	(23)	(18.5)

In the first half 2025 the Enilive business reported a proforma adjusted Ebit of €224 million, down by 28% compared to the same period of 2024. The positive performance of marketing activities at Eni advanced network of service stations was offset by the impact of low biofuel margins, affected by oversupply pressuring spot HVO prices in EU.

Proforma adjusted EBITDA amounted to €381 million, compared to a profit of €464 million in the first half 2024 (down by 18%).

However, since June, biorefining spreads in Europe have shown signs of recovery. This is creating favorable conditions for Enilive to capitalize on improved margins in the second half of the year, supported by seasonally higher demand from the network.

36	ENI INTERIM CONSOLIDATED REPORT 2025

PLENITUDE

	First Half
(€ million)	2025	2024	Change	% Ch.
Sales from operations	5,603	5,207	396	7.6
Proforma adjusted EBITDA	614	609	5	0.8
Proforma adjusted EBIT	374	391	(17)	(4.3)
Operating profit (loss) of subsidiaries	64	834	(770)	(92.3)
Exclusion of special items	302	(435)
Adjusted operating profit (loss) of subsidiaries	366	399	(33)	(8.3)
Adjusted profit (loss) before taxes	336	364	(28)	(7.7)
Adjusted net profit (loss)	223	242	(19)	(7.9)
Cash flow from operations before changes in working capital at replacement cost	580	526	54	10.3
Net borrowings	2,061	1,981	80	4.0
Capital expenditure	340	481	(141)	(29.3)

In the first half 2025 Plenitude reported a proforma adjusted Ebit of €374 million, down by 4% vs the first half 2024, reflecting weaker results on retail business partly balanced by the ramp-up in renewable installed capacity and related production volumes.

Proforma adjusted EBITDA amounted to €614 million, increasing from €609 million reported in the first half 2024.

Adjusted net profit amounted to €223 million, a decrease of 8% compared to the first half 2024.

REFINING AND CHEMICALS

	First Half
(€ million)	2025	2024	Change	% Ch.
Sales from operations	9,465	11,191	(1,726)	(15.4)
Proforma adjusted EBIT	(527)	(246)	(281)	..
Refining	(100)	144	(244)	..
of which: main JV/Associates	29	125	(96)	(76.8)
Chemicals	(427)	(390)	(37)	(9.5)
Operating profit (loss) of subsidiaries	(1,302)	(173)	(1,129)	..
Exclusion of inventory holding (gains) losses	427	(225)
Exclusion of special items	319	27
Adjusted operating profit (loss) of subsidiaries	(556)	(371)	(185)	(49.9)
Adjusted profit (loss) before taxes	(550)	(262)	(288)	..
Adjusted net profit (loss)	(507)	(184)	(323)	..
Capital expenditure	288	289	(1)	(0.3)

In the first half 2025, the Refining and Chemicals segment reported a proforma adjusted loss of €527 million, compared to a loss of €246 million of the first half 2024.

The Refining business, including contribution from the ADNOC R&GT associate, reported a proforma adjusted loss of €100 million compared to a proforma adjusted profit of €144 million of the first half 2024, driven by weaker refining margins.

The Chemical business, managed by Versalis, reported a proforma adjusted loss of €427 million in the first half 2025, and increased from the loss of €390 million in the first half 2024, reflecting exceptionally adverse market conditions. The overall picture of the chemical sector remains weak, driven by macro headwinds and comparatively higher production costs in Europe vs. other geographies, which reduced the competitiveness of Versalis productions with respect to US and Asian players in an oversupplied market.

The Refining and Chemical segment reported an adjusted net loss of €507 million, compared to a loss of €184 million of the first half 2024.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	37

ALTERNATIVE PERFORMANCE MEASURES (NON-GAAP MEASURES)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks.

Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins. Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those

38	ENI INTERIM CONSOLIDATED REPORT 2025

which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

EBITDA

Earnings Before Interest, Taxes, Depreciation and Amortization, is calculated summing up the operating profit and DD&A. Represents the company’s profitability as a result of operations management.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Adjusted net cash before changes in working capital at replacement cost

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Proforma adjusted EBIT

Is the measure adding the operating margin of the equity accounted entities to the adjusted EBIT, introduced by the management to reflect the increasing contribution from the JV/associates also in connection with the Eni satellite model.

Coverage

Financial discipline ratio, calculated as the ratio between operating profit and net finance charges.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	39

Current ratio

Measures the capability of the company to repay short-term debt, calculated as the ratio between current assets and current liabilities.

Debt coverage

Rating companies use the debt coverage ratio to evaluate debt sustainability. It is calculated as the ratio between net cash provided by operating activities and net borrowings, less cash and cash-equivalents, securities held for non-operating purposes and financing receivables for non-operating purposes.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

		Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive and Plenitude	Refining and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	Group

First Half 2025	(€ million)
Reported operating profit (loss)		3,446	1,358	238	(1,302)	(539)	289	3,490
Exclusion of inventory holding (gains) losses				42	427		(111)	358
Exclusion of special items:
- environmental charges (expense recovered from third-parties)		(2)		22	117	55		192
- impairment losses (impairment reversals), net		469		5	159	8		641
- impairment of exploration projects
- net gains on disposal of assets		(3)			(3)			(6)
- risk provisions					16	1		17
- provision for redundancy incentives		9		1	7	17		34
- commodity derivatives		(19)	(342)	293	15			(53)
- exchange rate differences and derivatives		15	(297)	(1)	3	1		(279)
- other		(26)	122	14	5	(20)		95
Special items of operating profit (loss)		443	(517)	334	319	62		641
Adjusted operating profit (loss) of subsidiaries (a)		3,889	841	614	(556)	(477)	178	4,489
main JV/Associates adjusted EBIT (b)		1,841	19	(16)	29			1,873
Proforma adjusted EBIT (c)=(a)+(b)		5,730	860	598	(527)	(477)	178	6,362
Finance expenses and dividends of subsidiaries (d)		29	(9)	(21)	(5)	(16)		(22)
Finance expenses and dividends of main JV/associates (e)		(322)	5	(27)	(41)			(385)
Income taxes of main JV/associates (f)		(1,024)	(4)	(1)	23			(1,006)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)		495	20	(44)	11			482
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)		4,413	852	549	(550)	(493)	178	4,949
Income taxes (i)		(2,041)	(310)	(185)	43	222	(50)	(2,321)
Tax rate (%)								46.9
Adjusted net profit (loss) (j)=(h)+(i)		2,372	542	364	(507)	(271)	128	2,628
of which:
- Adjusted net profit (loss) of non-controlling interest								82
- Adjusted net profit (loss) attributable to Eni’s shareholders								2,546
Reported net profit (loss) attributable to Eni’s shareholders								1,715
Exclusion of inventory holding (gains) losses								246
Exclusion of special items								585
Adjusted net profit (loss) attributable to Eni’s shareholders								2,546

40	ENI INTERIM CONSOLIDATED REPORT 2025

		Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive and Plenitude	Refining and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	Group

First Half 2024	(€ million)
Reported operating profit (loss)		3,745	(684)	1,146	(173)	237	(20)	4,251
Exclusion of inventory holding (gains) losses				7	(225)		212	(6)
Exclusion of special items:
- environmental charges		2		4	(111)	(385)		(490)
- impairment losses (impairment reversals), net		1,315		11	164	13		1,503
- impairment of exploration projects
- net gains on disposal of assets		(1)		1	2	(1)		1
- risk provisions		9				4		13
- provision for redundancy incentives		9		2	7	17		35
- commodity derivatives		(37)	1,080	(440)	(16)			587
- exchange rate differences and derivatives		(13)	107	(1)	9	2		104
- other		69	183	(4)	(28)	(6)		214
Special items of operating profit (loss)		1,353	1,370	(427)	27	(356)		1,967
Adjusted operating profit (loss) of subsidiaries (a)		5,098	686	726	(371)	(119)	192	6,212
main JV/Associates adjusted EBIT (b)		1,885	23	(22)	125			2,011
Proforma adjusted EBIT (c)=(a)+(b)		6,983	709	704	(246)	(119)	192	8,223
Finance expenses and dividends of subsidiaries (d)		(176)	(4)	(25)	5	(116)		(316)
Finance expenses and dividends of main JV/associates (e)		(207)	10	(16)	(30)			(243)
Income taxes of main JV/associates (f)		(1,124)	(6)	1	9			(1,120)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)		554	27	(37)	104			648
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)		5,476	709	664	(262)	(235)	192	6,544
Income taxes (i)		(2,971)	(284)	(221)	78	44	(53)	(3,407)
Tax rate (%)								52.1
Adjusted net profit (loss) (j)=(h)+(i)		2,505	425	443	(184)	(191)	139	3,137
of which:
- Adjusted net profit (loss) of non-controlling interest								36
- Adjusted net profit (loss) attributable to Eni’s shareholders								3,101
Reported net profit (loss) attributable to Eni’s shareholders								1,872
Exclusion of inventory holding (gains) losses								(4)
Exclusion of special items								1,233
Adjusted net profit (loss) attributable to Eni’s shareholders								3,101

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	41

Reconciliation of Group proforma adjusted EBIT

		First Half

	(€ million)	2025	2024	% Ch.
E&P adjusted Ebit of consolidated subsidiaries		3,889	5,098	(23.7)
main JV/Associates adjusted Ebit		1,841	1,885	(2.3)
E&P proforma adjusted Ebit		5,730	6,983	(17.9)
GGP and Power adjusted Ebit of consolidated subsidiaries		841	686	22.6
main JV/Associates adjusted Ebit		19	23	(17.4)
GGP and Power proforma adjusted Ebit		860	709	21.3
Enilive and Plenitude adjusted Ebit of consolidated subsidiaries		614	726	(15.4)
main JV/Associates adjusted Ebit		(16)	(22)	27.3
Enilive and Plenitude proforma adjusted Ebit		598	704	(15.1)
Refining and Chemicals adjusted Ebit of consolidated subsidiaries		(556)	(371)	(49.9)
main JV/Associates adjusted Ebit		29	125	(76.8)
Refining and Chemicals proforma adjusted Ebit		(527)	(246)	..
Other segments adjusted Ebit		(477)	(119)	..
Impact of unrealized intragroup profit elimination		178	192
Group proforma adjusted Ebit(a)		6,362	8,223	(22.6)

(a) Main JV/Associates are Vår Energi, Azule Energy, Ithaca Energy, Mozambique Rovuma Venture, Neptune Algeria, SeaCorridor, Adnoc R&GT and St. Bernard Renewables Llc.

LEVERAGE AND NET BORROWINGS

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	Dec. 31, 2024	June 30, 2025	Change
Total finance debt	30,348	29,105	(1,243)
- Short-term debt	8,820	9,305	485
- Long-term debt	21,528	19,800	(1,728)
Cash and cash equivalents	(8,183)	(9,167)	(984)
Financial assets measured at fair value through profit or loss	(6,797)	(6,857)	(60)
Financing receivables held for non-operating purposes	(3,193)	(2,883)	310
Net borrowings before lease liabilities ex IFRS 16	12,175	10,198	(1,977)
Lease Liabilities	6,453	5,708	(745)
Net borrowings post lease liabilities ex IFRS 16	18,628	15,906	(2,722)
Shareholders’ equity including non-controlling interest	55,648	53,405	(2,243)
Leverage before lease liability ex IFRS 16	0.22	0.19
Leverage after lease liability ex IFRS 16	0.33	0.30

42	ENI INTERIM CONSOLIDATED REPORT 2025

COMPREHENSIVE INCOME

	First Half
(€ million)	2025	2024
Net profit (loss)	1,756	1,932
Items that are not reclassified to profit or loss in later periods	5	(3)
Remeasurements of defined benefit plans		8
Change in the fair value of interests with effects on other comprehensive income	5	(11)
Share of other comprehensive income on equity accounted entities		1
Taxation		(1)
Items that may be reclassified to profit or loss in later periods	(5,519)	1,609
Currency translation differences	(6,063)	1,701
Change in the fair value of cash flow hedging derivatives	732	(64)
Share of other comprehensive income on equity-accounted entities	24	(46)
Taxation	(212)	18

Total other items of comprehensive income (loss)	(5,514)	1,606
Total comprehensive income (loss)	(3,758)	3,538
attributable to:
- Eni’s shareholders	(3,549)	3,476
- Non-controlling interest	(209)	62

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders’ equity at January 1, 2024		53,644
Total comprehensive income (loss)	3,538
Dividends paid to Eni’s shareholders	(1,502)
Dividends distributed by consolidated subsidiaries	(50)
Plenitude operation- disposal to EIP	588
Coupon of perpetual subordinated bonds	(87)
Net purchase of treasury shares	(547)
Tax on hybrid bond coupon	25
Put option on Plenitude	(387)
Other changes	(3)
Total changes		1,575
Shareholders’ equity at June 30, 2024		55,219
attributable to:
- Eni’s shareholders		54,358
- Non-controlling interest		861

Shareholders’ equity at January 1, 2025		55,648
Total comprehensive income (loss)	(3,758)
Dividends paid to Eni’s shareholders	(1,528)
Dividends distributed by consolidated subsidiaries	(63)
Net purchase of treasury shares	(660)
Issue of perpetual hybrid bonds	1,500
Repurchase of perpetual hybrid bonds	(1,251)
Coupon of perpetual subordinated bonds	(105)
Taxes on Enilive and Plenitude disposals	(26)
Taxes on hybrid bond coupon and costs	10
Plenitude operation - disposal to EIP	209
Put option on Plenitude	(139)
Enilive operation - disposal to KKR	3,569
Other changes	(1)
Total changes		(2,243)
Shareholders’ equity at June 30, 2025		53,405
attributable to:
- Eni’s shareholders		49,738
- Non-controlling interest		3,667

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	43

RECONCILIATION OF SUMMARIZED GROUP BALANCE SHEET AND SUMMARIZED GROUP CASH FLOW STATEMENT TO STATUTORY SCHEMES

SUMMARIZED GROUP BALANCE SHEET

Items of Summarized Group Balance Sheet		June 30, 2025		December 31, 2024
(where not expressly indicated, the item derives directly from the statutory scheme) (€ million)	Notes to the Consolidated Financial Statement	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Fixed assets
Property, plant and equipment			52,910		59,864
Right of use			5,275		5,822
Intangible assets			6,421		6,434
Inventories - Compulsory stock			1,379		1,595
Equity-accounted investments and other investments			14,224		15,545
Receivables and securities held for operating activities	(see note 14)		1,026		1,107
Net payables related to capital expenditure, made up of:			(1,209)		(1,364)
-liabilities for current investment assets	(see note 8)	(93)		(56)
- liabilities for no current investment assets	(see note 8)	(28)		(40)
- receivables related to disposals	(see note 6)	288		527
- receivables related to disposals non-current	(see note 8)	147		144
- payables for purchase of non-current assets	(see note 15)	(1,523)		(1,939)
Total fixed assets			80,026		89,003
Net working capital
Inventories			5,798		6,259
Trade receivables	(see note 6)		9,562		12,562
Trade payables	(see note 15)		(12,378)		(15,170)
Net tax assets (liabilities), made up of:			(313)		144
- current income tax payables		(416)		(587)
- non-current income tax payables		(28)		(40)
- other current tax liabilities	(see note 8)	(2,516)		(1,749)
- deferred tax liabilities		(5,212)		(5,581)
- other non-current tax liabilities	(see note 8)	(41)		(48)
- current income tax receivables		771		695
- non-current income tax receivables		124		129
- other current tax assets	(see note 8)	751		850
- deferred tax assets		6,072		6,322
- other non-current tax assets	(see note 8)	175		147
- receivables for Italian consolidated accounts	(see note 6)	11		10
- payables for Italian consolidated accounts	(see note 15)	(4)		(4)
Provisions			(14,433)		(15,774)
Other current assets and liabilities, made up of:			(803)		(2,292)
- short-term financial receivables for operating purposes	(see note 14)
- receivables vs. partners for exploration and production activities and other	(see note 6)	3,353		3,802
- other current assets	(see note 8)	3,707		2,812
- other receivables and other assets non-current	(see note 8)	2,357		3,678
- advances, other payables, payables vs. partners for exploration and production activities and other	(see note 15)	(4,481)		(4,979)
- other current liabilities	(see note 8)	(2,659)		(3,244)
- other payables and other liabilities non-current	(see note 8)	(3,080)		(4,361)
Total net working capital			(12,567)		(14,271)
Provisions for employee benefits			(687)		(681)
Assets held for sale including related liabilities			2,539		225
made up of:
- assets held for sale		2,897		420
- liabilities directly associated with held for sale		(358)		(195)
CAPITAL EMPLOYED, NET			69,311		74,276
Shareholders’ equity including non-controlling interest			53,405		55,648
Net borrowings
Total debt, made up of:			29,105		30,348
- long-term debt		19,855		21,570
- current portion of long-term debt		4,760		4,582
- short-term debt		4,545		4,238
- other non-current assets	(see note 8)	(55)		(42)
less:
Cash and cash equivalents			(9,167)		(8,183)
Financial assets measured at fair value through profit or loss			(6,857)		(6,797)
Financing receivables for non-operating purposes	(see note 14)		(2,883)		(3,193)
Net borrowings before lease liabilities ex IFRS 16			10,198		12,175
Lease liabilities, made up of:			5,708		6,453
- long-term lease liabilities		4,585		5,174
- current portion of long-term lease liabilities		1,123		1,279
Total net borrowings post lease libilities ex IFRS 16 (a)			15,906		18,628
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			69,311		74,276

(a) For details on net borrowings see also note 17 to the condensed consolidated interim financial statements.

44	ENI INTERIM CONSOLIDATED REPORT 2025

SUMMARIZED GROUP CASH FLOW STATEMENT

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	First Half 2025		First Half 2024
	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
(€ million)
Net profit (loss)		1,756		1,932
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization and other non monetary items		3,558		4,899
- depreciation, depletion and amortization	3,696		3,886
- impairment losses (impairment reversals) of tangible, intangible and right of use, net	641		1,503
- write-off of tangible and intangible assets	(13)		103
- share of profit (loss) of equity-accounted investments	(649)		(611)
- other changes	(125)		49
- net change in the provisions for employee benefits	8		(31)
Gains on disposal of assets, net		(6)		(184)
Dividends, interests, income taxes and other changes		2,384		3,165
- dividend income	(100)		(85)
- interest income	(202)		(238)
- interest expense	607		623
- income taxes	2,079		2,865
Cash flow from changes in working capital		192		(1,038)
- inventories	401		(450)
- trade receivables	2,655		2,457
- trade payables	(2,437)		(1,951)
- provisions for contingencies	(439)		(301)
- other assets and liabilities	12		(793)
Dividends received		879		1,104
Income taxes paid, net of tax receivables received		(2,230)		(2,819)
Interests (paid) received		(631)		(584)
- interest received	117		170
- interest paid	(748)		(754)
Net cash provided by operating activities		5,902		6,475
Investing activities		(3,773)		(3,952)
- tangible assets	(3,707)		(3,721)
- intangible assets	(258)		(231)
- other reclassification (a)	192
Investments and purchase of consolidated subsidiaries and businesses		(351)		(2,308)
- investments	(351)		(466)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired			(1,842)
Disposals		84		627
- tangible assets	66		213
- intangible assets			2
- Consolidated subsidiaries and businesses net of cash and cash equivalent disposed of
- investments	18		412

Other cash flow related to capital expenditure, investments and disposals		(175)		48
- investment of securities and financing receivables held for operating purposes	(35)		(49)
- prepaid right of use			(3)
- change in payables in relation to investing activities	(184)		(114)

- disposal of securities and financing receivables held for operating purposes	16		20
- change in receivables in relation to disposals	220		194
- other reclassification (a)	(192)
Free cash flow		1,687		890

(a) Reclassification of the share of capex that will be reimbursed upon closing of ongoing asset disposals.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	45

SUMMARIZED GROUP CASH FLOW STATEMENT (continued)

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	First Half 2025		First Half 2024
(€ million)	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Free cash flow		1,687		890
Borrowings (repayment) of debt related to financing activities		(190)		(120)
- net change of securities and financing receivables	(190)		(120)
Changes in short and long-term finance debt		(1,324)		1,444
- increase in long-term debt	3,721		3,300
- repayments of long-term debt	(4,803)		(2,588)
- increase (decrease) in short-term debt	(242)		732
Repayment of lease liabilities		(675)		(671)
Dividends paid and changes in non-controlling interest and reserves		1,564		(1,486)
- net reimbursement (capital contribution) to (by) non-controlling interest	709		590
- net purchase of treasury shares	(666)		(566)
- acquisition of additional interests in consolidated subsidiaries	3,069
- dividends paid to Eni’s shareholders	(1,524)		(1,495)
- dividends paid to non-controlling interest	(33)		(29)
- other contributions	9		14
Net issue (repayment) of perpetual hybrid bond		126		(87)
- issue of perpetual subordinated bonds	231
- payments on perpetual subordinated bonds	(105)		(87)
Effect of changes in consolidation, exchange differences and cash and cash equivalent		(204)		45

- effect of exchange rate changes on cash and cash equivalents and other changes	(204)		45
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT		984		15

46	ENI INTERIM CONSOLIDATED REPORT 2025

Risk Factors

The main strategic, industrial, operational, regulatory and legal risk factors to which the Group is exposed do not change significantly compared to 2024; therefore, they are summarized in this section, referring for further details to the 2024 Annual Report.

Eni’s results are exposed to the volatility of the price of oil and gas

Eni is primarily in a commodities business that by nature is exposed to the price volatility of the relevant commodities. The most significant factor that affects the Company’s results of operations is the price of crude oil, which can be influenced by general economic conditions and level of economic growth, including low or negative growth; industry production and inventory levels; technology advancements, including those in pursuit of a lower carbon economy; greenhouse gas emissions and climate change; production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries (“OPEC”) or other producers; weather-related damage and disruptions due to other natural or human causes beyond Eni’s control; competing fuel prices; geopolitical risks; the pace of energy transition; customer and consumer preferences and the use of substitutes; and governmental regulations, policies and other actions regarding the development of oil and gas reserves. Eni evaluates the risk of changing commodity prices as a core part of its business planning process and resource allocation. An investment in the Company carries significant exposure to fluctuations in global crude oil prices.

In the short term, crude oil demand is a function of the growth of the world gross domestic product, international trade flows, the level of consumer and business confidence, the monetary policies of central banks, as well as affected by exogenous factors of various kinds (geopolitical tensions, wars, pandemics, etc.) that can induce industrial operators to increase or decrease inventories. Production has a lower degree of elasticity in the short term. When supply exceeds demand with a consequent increase in inventories, the price of crude oil declines; the opposite happens when the offer is short. Price movements driven by physical factors are amplified by the positioning of financial operators (CTAs, hedge funds, money managers, etc.) with upward or downward bets in the futures market, which reflect expectations about the future evolution of supply and demand in the short term and the possible impacts of geopolitical and macroeconomic phenomena on global balancing. Financial exchanges fuel price volatility, as the daily volumes traded in the derivatives markets are significantly higher than physical exchanges.

In the long-term, crude oil prices are affected by more structural trends, such as global economic and population growth, which leads to increased demand; while the transition to other energy sources, climate policies aimed at reducing carbon emissions and energy efficiency could reduce demand.

As anticipated in the Annual Report 2024, the crude oil price trend in 2025 is exposed to the risk of slowing growth or, in the "worst case" of a possible contraction of the global economy, which is weighed down by the uncertainties due to the protectionist measures promoted by the US administration, financial instability following public debts and the increase in long-term interest rates, the recovery of China and the prolongation of the Russian-Ukrainian conflict and tensions in the Middle East. In addition, the Organization of Petroleum Exporting Countries (OPEC+) has been accelerating the tapering of production cuts made in past years. These developments have fueled fears of "oversupply" among financial operators, resulting in a significant and sudden correction in the price of Brent in April of around -10 $/bbl vs. the 75 $/bbl recorded in the final part of 2024 and in the first quarter of 2025, resulting in a progressive average value of around 70 $/bbl in the first half of the year (-15% vs the corresponding period of 2024). For the full year, Eni has revised downwards its price forecast to 70 $/bbl to discount these risks, while on the assumption of a market balanced in fundamentals it confirms the long-term forecast of 80 $/bbl (in real terms 2028) with an increase rate of 2.5% until 2032. Beyond that horizon, the price of crude oil in real terms is expected to decline to reflect the decarbonization of the economy.

As far as natural gas is concerned, the forecast of a gradual decline in the price in the medium to long-term is confirmed following the start-up of significant liquefaction capacity in the USA, Qatar and other countries and the growth of renewables that will keep the market in balance. The commodity scenario of the Interim Consolidated Report is substantially aligned with that adopted in the 2024 Annual Report; therefore, there are no systemic impairment indicators of oil & gas properties.

The volatility of hydrocarbon prices significantly affects the Group’s financial performance, mainly in the Exploration & Production sector. Lower hydrocarbon prices negatively affect the Group’s consolidated results of operations and cash flow leading to a decline in results in the year-on-year comparison.

In Eni’s current portfolio, exposure to price risk concerns approximately 40% of the Group’s oil and gas production. This exposure, by strategic choice, is not the subject of management and/or economic coverage activities, except in particular

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	47

business or market situations.

The sensitivity analysis for the year 2025 shows a change in operating cash flow of about €0.14 billion due to a deviation in Brent of 1 $/bbl compared to the forecast of 70 $/bbl for the year 2025, equal to approximately 1.5%. The same financial effect corresponds to a variation of about 10% in the European gas price compared to the forecast of 40 €/MWh; it should be noted that these sensitivity analyses are considered valid for limited price changes compared to the forecast.

Oil&Gas is a business that requires significant financial resources for the exploration and development of hydrocarbon reserves. Historically, upstream investments have been financed through self-financing, proceeds from disposals and through new debt with the issuance of bonds or using credit lines. The Group’s operating cash flows and access to the capital market are subject to several variables, such as: (i) the amount of the Group’s proved reserves; (ii) the volume of oil and natural gas that the Group is able to produce and sell from existing wells; (iii) the selling prices; (iv) the ability to discover and put into production new reserves; (v) the ability and willingness of banks and financial institutions and investors to grant credit/subscribe to the bonds issued by Eni to support the Group’s development programs, given the strategic risk of the energy transition and the increasingly stringent constraints in the assessment of the ESG metrics of creditor companies applied by financial institutions.

A decline in oil and gas prices for long periods could have material negative effects on the Group’s profitability, cash flows and industrial prospects, as a downturn scenario could limit the Group’s ability to finance expansion projects, reducing its ability to grow in the future in terms of production and revenues and to meet contractual obligations. Should this occur, the Group may be forced to review investment decisions and the feasibility of development projects and investment plans and, as a result of such review, may reschedule, postpone, reduce or cancel projects. A structural decline in hydrocarbon prices could lead to a revision of the book values of oil and gas properties, resulting in significant asset write-downs, as well as debookings of hydrocarbon reserves, turning to be uneconomic in this type of environment. Although Eni adopts measures to control the profitability of projects to verify their sustainability even in the presence of declined price scenarios, as well as a financial framework based on selectivity in investment decisions and on the maintenance of an adequate level of leverage and liquidity reserves, the occurrence of these risks could negatively affect business prospects, operating results, cash generation, Group liquidity and shareholders returns.

The refining and chemical businesses are exposed to the volatility of the economic cycle and structural weaknesses in the European industries that negatively affected the results of the first half of 2025.

Eni’s operating environment is significantly affected by the policies to contrast the effects of climate change implemented by the governments of numerous States following the commitments announced under the Paris Agreement, reiterated and updated at subsequent COPs, as well as by the evolution of consumer preferences towards increasingly decarbonized products.

The transition of the economy towards a "carbon-neutral" model and the spread of more environmentally sustainable consumption models (such as electric vehicles, "plastic-free" products and greater energy efficiency) could lead to a structural decrease in hydrocarbon demand in the medium to long-term. Uncertainties about demand trends and the feasibility/profitability of decarbonization technologies make long-term investment decisions riskier. In addition, Eni’s activities in the Oil&Gas sector expose the Group to various regulatory, legal and reputational risks that could negatively affect the profitability and performance of Eni shares through an increase in costs and liabilities, restrictions and prohibitions of various kinds, reduced access to financial markets and a possible increase in the cost of capital for the Group.

Eni is committed to the execution of a portfolio repositioning strategy based on gradually reducing the weight of hydrocarbons to benefit the growth of renewable energy, biofuels, sustainable and environmentally friendly chemicals, as well as the development of emission capture/abatement technologies and lower carbon energy carriers.

Eni projected results of operations and cash flow for the FY 2025 are exposed to the risk of the global economy slowdown and uncertainties in connection with the complex geopolitical situation due to the persistence of Russia’s military invasion of Ukraine, the tense situation in the Middle East and the deteriorating commercial relationships between the United States, Europe and China that could trigger global economic shock.

The persistence of systemic risks and uncertainty and volatility in financial and energy markets can affect global manufacturing activity, the supply chain and consumer, business and investor confidence, resulting in delays or stoppage in spending and investment decisions. These conditions could lead to a reduction in demand for energy raw materials and a consequent reduction in prices, with negative repercussions on the Group’s economic results, cash flows and the

48	ENI INTERIM CONSOLIDATED REPORT 2025

implementation of the Group’s business plans.

The most important exposure of Eni to Russia is relating to the purchase of natural gas from Russian state-owned company Gazprom and its affiliates, based on long-term supply contracts with take-or-pay clauses. It is necessary to go back to 2022 to record the volumes supplied from Russia which have represented a material amount of our global portfolio of natural gas supplies. This situation was due to the unilateral decision from our Russian supplier to suspend deliveries to Eni, against the backdrop of a commercial dispute between the two parties. Eni’s aiming at terminating the current supply contracts with our Russian counterparties in the shortest possible timeframe. The process of replacing Russian-origin natural gas, including terminating existing contracts, may entail operational and financial risks which may be significant.

Eni is exposed to the risks of fluctuations in commodity prices, exchange rates of the euro with the main currencies, in particular the US dollar, and interest rates that could lead to a decrease in the book value of assets or an increase in liabilities or a negative impact on expected cash flows.

Eni is exposed to the risk of default of commercial and financial counterparties, which may not fulfil their contractual obligations to the Group.

For further information on market risk, please refer to the Notes to the consolidated financial statements of the Annual Report 2024 (note no. 28 Guarantees, Commitments and Risks).

Eni’s upstream activity is mainly conducted in non-OECD countries characterized by different risks in the operating environment and associated with the instability of the political, institutional, social and legal framework.

Such instability may cause unpredictable developments, such as internal conflicts, revolutions, the establishment of non-democratic regimes, social unrest, strikes, acts of vandalism of infrastructures and other forms of civil disorder and similar phenomena such as to temporarily or permanently compromise Eni’s ability to operate in economic conditions and to secure access to hydrocarbon reserves. In addition, these countries are characterized by a certain degree of economic and financial weakness, due to their dependence on oil exports.

In the current scenario, the Eni Group is exposed to country risk in Libya, Venezuela and Egypt. As for Libya, one of the countries with the highest political risk in the recent past, despite the absence of a government of national unity and the persistence of internal conflicts intensified in recent months in the Tripoli area, the Country has maintained an overall internal stability in areas of activity that has allowed the normal conduct of mining activities in the first half of 2025, as well as the continuation of ongoing development projects.

The current context in the Middle East compromised economic growth and reduced Egypt’s financial resources, reducing the degree of solvency of state-owned companies that buy the equity share of the production of international oil companies. As of the date of this Interim Consolidated Report, Eni has a significant amount of overdue receivables from state-owned companies, for which a repayment plan has been agreed during July 2024 which made it possible to normalize the credit position and during the first half of 2025, to reduce overdue receivables. Further reduction is expected during the second half of 2025.

Venezuela has been in an economic and financial crisis for some years due to the impossibility of exporting oil following US sanctions aimed at hitting the country’s main source of revenue, the Venezuelan government and the state oil companies. The country’s financial outlook represents a risk for the recovery of Eni’s investment in the Perla offshore gas field, operated by the local company Cardón IV, a 50:50 joint venture with another international oil company, due to the state of insolvency of the state company Petróleos de Venezuela SA ("PDVSA") to which it is sold the entire natural gas production of the project. As of the date of this half-year report, Eni’s nominal credit exposure to PDVSA (including the position of the joint venture Cardon IV) amounts to approximately $2.3 billion (carrying amount of $0.9 billion), an increase compared to the 2024 financial statements due to the decision of the US administration to revoke all licenses or comfort previously granted to international oil companies to recover the sums due through the withdrawal of PDVSA crude oil cargoes. Eni is in dialogue with U.S. authorities to mitigate risks related to the sanctions framework.

The evolution of the economic, financial and political context of the countries in which the Group operates could affect Eni’s operating and investment choices, which could also, ultimately, decide to downsize the Group’s presence in certain areas, with consequent possible negative consequences on the Group’s economic and financial position.

The technical and operational complexity of the Group’s activities, their scale and geographical scope, as well as the nature of the products expose the Group to significant health, safety and environmental risks.

Eni’s industrial activities in the sectors of hydrocarbon research, development and production, refining, petrochemical production and hydrocarbon transport are exposed to operational risks related to the complexity of industrial operations and

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	49

the chemical-physical characteristics of raw materials and products (including flammability, toxicity, instability). Technical failures, malfunctions of equipment and plants, human error, acts of sabotage, containment leaks, well accidents, accidents to refineries and petrochemical plants, adverse weather phenomena can cause damage to people, the environment and property of even significant proportions such as in the case of explosions, fires, leaks of crude oil, gas and products (from wells, platforms, tankers, pipelines), release of contaminants into soil, groundwater and the aquatic environment, harmful emissions and other similar adverse consequences. There are risks that such events could take on catastrophic proportions. In addition, the environmental footprint of Eni’s activities is significant in terms of emissions considered climate-altering, water withdrawals and other matrices.

The activities in which Eni operates are subject to strict national and international regulations to protect the environment, biodiversity, water resources, the health and safety of people, public safety and property. The charges and costs associated with the necessary actions to be implemented to comply with the obligations provided for by the regulations governing industrial activities in the hydrocarbons field constitute a significant recurring cost item in the financial statements. Eni adopted integrated management systems, safety standards and operating practices of high quality and reliability to ensure compliance with environmental regulations and to protect the integrity of people, the environment, operations, property and the communities concerned. However, despite these measures and precautions, it is not possible to completely exclude the risk of accidents and other harmful events such as those described above or of incurring environmental liabilities that could have potentially material impacts on the Group’s business, economic and financial results, development prospects and reputation, as well as returns for shareholders. Relating to historical contamination, with particular regard to Italy, Eni continues to be exposed to the risk of environmental liabilities and charges related to several sites that are currently inactive where it has conducted mineral-metallurgical and chemical activities in the past that were then closed, decommissioned or liquidated. In these sites, have emerged concentration levels of pollutants that are not in line with current environmental legislation. Eni’s financial statements include the costs that it will have to incur in the future to carry out the remediation and restoration of contaminated areas due to its industrial activities where there is a legal or other obligation and for which it is possible to estimate the amount of the related costs in a reliable way (this also constitutes, in the implementation phases, a factor of uncertainty in relation to the complexity of the matter), regardless of the possible share of responsibility of other operators to whom Eni has taken over. It is possible that additional liabilities may be recognized in the future in relation to the results of ongoing environmental characterizations on sites of interest, based on current environmental legislation or future regulatory developments, the outcome of ongoing administrative or judicial proceedings, the emergence of new environmental liabilities and other risk factors.

Oil&Gas activities are subject to royalties and income taxes, which have a higher impact on pre-tax profit than other commercial activities.

Historically, the marginal tax rate in the Oil&Gas sector tends to rise in upwardly oil prices, making it more difficult for Eni to translate higher oil price into an increase in net profit. In addition, in these phases, extraordinary levies on the profits of oil companies are possible, such as windfall taxes, solidarity contributions and similar charges, with the intention of the tax administrations to spread the costs of the energy bill. Unfavorable changes in the tax rate applicable to the Group’s pre-tax earnings in the Oil&Gas business would have a negative impact on future results of operations and cash flows.

Eni’s competitive environment is characterized by volatile energy commodity prices and margins, limited product differentiation and complex relationships with the state-owned companies of the countries in which hydrocarbon reserves are located.

The company’s competitiveness in this context requires continuous attention to technological innovation, cost efficiency and the effective management of capital resources.

Exploration, development and production of oil and natural gas require high levels of capital expenditures entailing long lead times for the return on invested capital and are subject to mining risk, price volatility, as well as significant operational risks depending on the nature of the operations. The Company may not be able to efficiently replace produced oil and gas reserves and the volumes of hydrocarbons that are recovered over the useful life of the fields may be lower than initial estimates due to uncertainty.

Mining risk is represented by the uncertainty of exploration activity that may fail due to the drilling of sterile wells or the discovery of quantities of hydrocarbons that are not economic or insufficient to justify the completion of exploration wells as producers. In development activities, mining risk is due to the possible underperformance of reservoirs and the recovery of hydrocarbon volumes lower than initial estimates due to the uncertainty and complexity of engineering assessments.

50	ENI INTERIM CONSOLIDATED REPORT 2025

Hydrocarbon reserve development projects are characterized by long implementation and pay-back times and high financial exposure in the construction/commissioning phase, which exposes them to the risk of economic returns below the cost of capital due to unplanned increases in investment/operating costs, possible delays in the start of production and volatility in hydrocarbon prices that could be lower than hired underlying the final investment decision (FID). In addition, numerous execution and operational risks can penalize the returns of these projects, such as unforeseen technical difficulties, failure to meet deadlines/budgets by critical infrastructure providers (FPSO vessels, platforms, upstream plants), effectiveness of global contractors, timely issuance of authorizations by State Authorities and delays in the commissioning phases, as well as the possible occurrence of operational incidents in particular in the field of offshore (such as explosions with uncontrolled release of oil or natural gas from accidented wells, so-called "blowouts", equipment malfunctions resulting in oil spills, gas spills, fires of wells, platforms or floating production units, marine collisions and other similar events).

Eni’s future production levels depend on the company’s ability to replace the reserves produced through successful exploration, the effectiveness and efficiency of development activities, the application of technological improvements able to maximize the recovery rates of the fields in production and the outcome of negotiations with the states holding the reserves. Failure to obtain adequate production replacement rates could adversely affect the Group’s growth prospects, results, cash flow, liquidity and shareholder returns. The time-to-market of reserves is a critical factor for the profitability of the oil industry, given the technological and construction complexity of the projects, the financial exposure during the construction phase and the deferral of positive cash flows. Industry is exposed to the risks of bottlenecks in supply chains and logistics, reduced availability of yards of construction, as well as increases in the cost of inputs such as raw materials (steel, cement), skilled labor and other inputs, as has occurred in recent years in relation to inflationary pressure in all production sectors starting with raw materials. An easing of inflationary pressure for some goods is expected for 2025. However, daily rates of rigs and other naval drilling and development equipment are expected to remain at high levels due to the financial discipline adopted by the industrial services sector in response to the contraction in investment by the oil sector during recent downturns and the maintenance of a selective approach to the capital budget. As a result, oil companies are exposed to the risk of competing against a limited supply of drilling units and other equipment, with the additional risk of margin reductions due to the current oil price trend.

Risks associated with the generation of electricity from renewable sources

Projects for the development and construction of plants for the generation of electricity from renewable sources are exposed to the risks of authorizations and increased costs and delays in the supply chain, with negative repercussions on the expected profitability of investments. The return of projects in the field of renewables is influenced by factors such as (i) incentive policies for the generation of electricity from renewable sources, (ii) any malfunctions and interruptions in the operation of the transmission and generation plants of electricity from renewable sources, including in relation to extreme weather phenomena (so-called physical risk), (iii) technological evolution and (iv) climate change.

The Group is exposed to the risk of sanctions

In the first half 2025, no sanctions were imposed on the Group as part of the economic and financial sanctions programs adopted by the US, EU and the UK against certain countries. The Group is currently exposed to this kind of risk exclusively for activities conducted in Venezuela and Russia.

Risks associated with the GGP market

Eni’s Global Gas & LNG Portfolio (GGP) operates in the wholesale gas market mainly in Europe and in the LNG market globally. The results of this business are influenced by the global and regional dynamics of natural gas supply and demand and the consequent competitive environment. The current market phase is characterized by a substantial balance between global supply and demand with the prospect of significant increases in supply in relation to the entry of new liquefaction capacity in the USA, Qatar and potentially Canada. The GGP sector is exposed to risks due to the significant presence in the procurement portfolio of long-term contracts with take-or-pay clauses. To ensure adequate gas availability in the medium to long term, to support sales programs, contributing to the security of supply of the European market in general and the Italian market in particular, Eni in the past has entered into long-term supply contracts and intends to enter into in the future with the main producing countries that supply the European system. These contracts which were intended to support Eni’s sales plan in Italy and in other European markets, provide take-or-pay clauses whereby the Company has an obligation to lift minimum, preset volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, up to a minimum contractual quantity. Similar considerations apply to ship-or-pay contractual obligations which arise from contracts with transmission system operators or pipeline owners, which the Company has entered into to secure long-term transport capacity. Long-term gas supply contracts with take-or-pay clauses expose the Company to a volume

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	51

risk, as the Company is obligated to purchase an annual minimum volume of gas, or in case of failure, to pay the underlying price. The structure of the Company’s portfolio of gas supply contracts is a risk to the profitability outlook of Eni’s wholesale gas business due to the current competitive dynamics in the European gas markets. In this scenario, Eni’s management is engaged in the renegotiation of long-term procurement contracts and in portfolio optimization actions, as levers to manage take-or-pay/ship-or-pay risk and the associated financial risk. With regard to take-or-pay supply contracts with state-owned companies (Gazprom and its affiliates), in the scenario in which Eni is forced to end long-term supply contracts from Russia in order to comply with possible sanctions regimes or in view of the EU objective of ending dependence on hydrocarbon supplies from Russia well before 2030, considering that the expiry date of these contracts is well beyond 2030, the Group could incur charges and liabilities of an uncertain amount, but which could be significant.

The Group is a party to numerous judicial and arbitration proceedings, and pursuant to Legislative Decree 231/01, on corporate liability

In the ordinary course of the business, Eni is a party to legal proceedings, including civil or administrative cases, arbitration or crimes committed by its officers and employees, which can also trigger Company’s liability as per Italian Legislative Decree 231/01. These proceedings involve the consequent use of resources, costs and legal expenses. Eni has recognized in the financial statements the liabilities associated with the proceedings for which an unfavorable outcome is probable, and the associated liability can be reliably estimated. In the event that the provisions made relating to pending proceedings are insufficient to fully meet the charges, expenses, penalties and claims for damages and restitution formulated in the event of negative verdicts depending, for example, on new information and developments not foreseen at the time of the initial estimate of the provision, there could be negative effects on the business, on the Group’s financial position and results of operations.

The Group is exposed to cybersecurity risk

It is an increasingly pervasive risk both due to the increasing digitalization of the Group’s activities and to considerations regarding the operating environment:

• Eni is a particularly attractive target for cyber criminals due to the sector in which it operates and the current geopolitical context (e.g. Russia-Ukraine conflict);

• cyber-attacks, also implemented through the use of artificial intelligence, are constantly increasing (e.g. spear phishing, malware, deep fakes, etc.).

The Group is exposed to the risks of unfavourable developments in the regulatory framework for activities in the gas and electricity sectors in Italy and in Europe.

The Regulatory Authority for the gas and electricity sectors in Italy (ARERA) has an administrative power to monitor and control commodity markets and in situations of volatility and soaring wholesale prices can adopt measures that may reduce the ability of sales companies to pass on price increases of raw materials to the final consumer. In this case, companies’ margins could shrink significantly.

The main risk factors for the gas business also include periodic reviews of tariffs and rules for access to transportation, LNG regasification and storage services, which affect all the European countries in which Eni operates and which are reflected in logistics costs, and measures – albeit in some cases temporary or emergency – that may affect market dynamics (e.g. possible storage obligations, possible obligations to reduce final consumption), or new constraints and obligations placed on operators in the sector deriving from the objectives of energy transition and decarbonization of the energy sector.

As regards the Eni electricity sector, for the auctions of the electricity capacity market (so-called "Capacity Market") the risk of cancellation of the auctions that had been held for the periods up to 2024 has disappeared since all the operators who had appealed have withdrawn it due to lack of interest. Auctions were held for the delivery years 2025, 2026 and 2027 in which Eni was awarded approximately 3,600 MW of existing capacity in each auction. An operator filed appeals before the Administrative Judge to obtain the annulment of the results of the 2025, 2026 and 2027 auctions and the related regulations, also requesting the suspension of the effects of the contested measures pending the ruling on the merits of the appeals. The Judge has so far rejected all requests for suspension and therefore the auctions are currently confirmed until the decisions on the merits.

For the 2028 auction, which is likely to be held in the fourth quarter 2025, there remains the risk of a reduction in the need for adequacy and consequently of increased competition in the auction phase. From 2029 there will have to be a total revision of the mechanism because the current framework has obtained an assessment of compliance with European state aid

52	ENI INTERIM CONSOLIDATED REPORT 2025

principles from the EU Commission until December 31, 2028.

With reference to the energy and balancing services markets, significant regulatory developments are underway, which may represent risk factors for the business, connected in particular to the reforms of market mechanisms resulting from the need to adapt to EU regulations: the launch of the new Integrated Text on electricity dispatching, whose transitional period of application, started on January 1st, 2025, will end on February 1st, 2026 with the start of the consolidation phase; further cross-border integration of national markets for both energy and network services; the launch of the new storage market managed by Terna with the first auction for delivery in 2028 scheduled for September 30, 2025. With regard to the exceeding of the PUN, from January 1st, 2025 an equalization component has been introduced on MGP (Mercato del Giorno Prima) purchases relating to zonal withdrawal portfolios that neutralizes the effects related to the exceeding of the PUN. It is envisaged that this component can be eliminated following a consultation at least 24 months in advance. It should also be noted that revenues may be reduced in the Dispatching Services Market ("MSD") as a result of the incentives granted by ARERA to Terna for the reduction of MSD costs as well as for the entry of resources currently excluded from participation in this market (storage, non-programmable renewable sources, demand side response).

The Group is exposed to the risk of violations of the relevant legislation on the management, processing and protection of personal data, with detrimental effects on the Group’s activities and prospects, with particular reference to the end markets in which the Group sells gas, electricity and products to retail and business customers.

The Group is exposed to the risk of possible breaching national and international anti-corruption laws and regulations.

This risk is significant because Eni operates in several countries around the world and in complex activities such as the production of hydrocarbons characterized by constant relations with National oil companies, as well as commodity trading. Although the Group has adopted an internal control system, procedures and a code of ethics to prevent corruption crimes by its employees, which could impact Eni as foreseen by Legislative Decree 231/01 on corporate responsibility and international anti-corruption codes. It is not possible to completely exclude the risk of non-compliance with anti-corruption laws which could expose Eni and its employees to criminal and civil penalties and could be damaging Eni’s reputation, business prospects and results of operations.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	53

Outlook

Eni is raising its FY ’25 CFFO outlook and confirming cash returns to shareholders despite the headwinds of lower commodity prices and a weaker USD.

Specifically we are:

●	Raising the Group’s expected CFFO before working capital adjustments to circa €11.5 billion at the updated scenario[1]. This represents a €0.5 billion underlying improvement on the original Plan guidance.

●	Raising to around €3 billion from €2 billion the level of cash initiatives and other self-help measures aimed at mitigating the scenario effects.

●	Raising the FY projection of GGP’s proforma adjusted EBIT to around €1 billion (from a previous €0.8 billion) thanks to better than anticipated outcome from renegotiations and settlements, and portfolio optimizations.

In addition we:

●	Confirm FY gross capex expected to be below €8.5 billion, down from an initial guidance of below €9 billion; net capex is seen below €6 billion from an initial guidance of €6.5-7 billion.

●	Continue to expect oil and gas production at 1.7 million boe/d, in line with original assumptions. Q3 production is seen at between 1.7 and 1.72 million boe/d.

●	Confirm Enilive and Plenitude outlook:

○	FY proforma adjusted EBITDA respectively of around €1 billion and above €1.1 billion;

○	End of year installed renewable capacity projected at more than 5.5 GW (Plenitude @100%); biorefinery capacity at 1.65 MTPA plus 1 MTPA under construction.

Robust balance sheet and leverage continue to be expected to be within the Plan stated range.

●	Leverage at year-end expected between 0.15 - 0.2 on a proforma basis.

Confirmed the planned shareholders returns for 2025, featuring a 5% dividend increase to €1.05 per share and the execution of a buy-back program of at least €1.5 billion.

●	The first tranche of the 2025 dividend of €0.26 per share is set to be paid on September 24, 2025 (record date September 23).

Other information

Subsequent events

Subsequent business developments are described in Note 35 of the Condensed consolidated interim financial statements.

Transactions with related parties

For the description of the main transactions with related parties, see Note 32 of the Condensed consolidated interim financial statements.

Buy-back program

On February 20, 2025, was finalized the buy-back program authorized by the Shareholders’ Meeting held on May 15, 2024 with the total purchase of 144 million of shares for a total amount of €2 billion.

Eni, following the authorization granted by the Shareholders’ Meeting held on May 14, 2025, started a new share buy-back program, to be executed by April 2026, covering up to a maximum of 315 million of Eni’s shares (approximately 10% of share capital), or a cash outlay of at least €1.5 billion. This amount may be increased up to a total maximum of €3.5 billion, in case of upside scenarios of the cash flow from operations. As of July 18, 2025, around 32.2 million shares have been purchased, for a cash outlay of €440 million.

1 The Q2 outlook was based on the following assumptions for the FY ’25: Brent price at 70 $/bbl (65 $/bbl in Q1 outlook), TTF spot gas price at €40/MWh, SERM refining margin at $4 per bbl, EUR/USD exch. rate at 1.1.

2	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

	Financial statements	56
	Notes to the condensed consolidated interim financial statements	62
	Management’s certification	94
	Report of Independent Auditors	95

56	ENI INTERIM CONSOLIDATED REPORT 2025

Consolidated balance sheet

		June 30, 2025		December 31, 2024
(€ million)	Note	Total amount	of which with related parties	Total amount	of which with related parties
ASSETS
Current assets
Cash and cash equivalents		9,167	1	8,183
Financial assets at fair value through profit or loss	(5)	6,857		6,797
Other current financial assets	(14)	572	48	1,085	48
Trade and other receivables	(6)	13,214	1,367	16,901	1,601
Inventories	(7)	5,798		6,259
Income tax receivables		771		695
Other current assets	(8) (20)	4,458	61	3,662	54
		40,837		43,582
Non-current assets
Property, plant and equipment	(9)	52,910		59,864
Right-of-use assets	(10)	5,275		5,822
Intangible assets	(11)	6,421		6,434
Inventory - Compulsory stock	(7)	1,379		1,595
Equity-accounted investments	(13)	12,864		14,150
Other investments	(13)	1,360		1,395
Other non-current financial assets	(14)	3,337	2,383	3,215	2,380
Deferred tax assets	(19)	6,072		6,322
Income tax receivables		124		129
Other non-current assets	(8) (20)	2,734	149	4,011	142
		92,476		102,937
Assets held for sale	(21)	2,897		420
TOTAL ASSETS		136,210		146,939
LIABILITIES AND EQUITY
Current liabilities
Short-term debt	(16)	4,545	538	4,238	136
Current portion of long-term debt	(16)	4,760	302	4,582	21
Current portion of long-term lease liabilities	(10)	1,123	49	1,279	152
Trade and other payables	(15)	18,386	3,183	22,092	4,017
Income tax payables		416		587
Other current liabilities	(8) (20)	5,268	64	5,049	34
		34,498		37,827
Non-current liabilities
Long-term debt	(16)	19,855	72	21,570	79
Long-term lease liabilities	(10)	4,585	24	5,174	31
Provisions	(18)	14,433		15,774
Provisions for employee benefits		687		681
Deferred tax liabilities	(19)	5,212		5,581
Income tax payables		28		40
Other non-current liabilities	(8) (20)	3,149	499	4,449	520
		47,949		53,269
Liabilities directly associated with assets held for sale	(21)	358		195
TOTAL LIABILITIES		82,805		91,291
Share capital		4,005		4,005
Retained earnings		35,430		32,552
Cumulative currency translation differences		2,266		8,081
Other reserves and equity instruments		7,957		8,406
Treasury shares		(1,635)		(2,883)
Profit		1,715		2,624
Equity attributable to equity holders of Eni		49,738		52,785
Non-controlling interest		3,667		2,863
TOTAL EQUITY	(22)	53,405		55,648
TOTAL LIABILITIES AND EQUITY		136,210		146,939

The effects of the definitive purchase price allocation relating to the 2024 business combinations are disclosed in note 23 - Other information.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	57

Consolidated profit and loss account

		First Half 2025		First Half 2024
(€ million)	Note	Total amount	of which with related parties	Total amount	of which with related parties
Sales from operations	(25)	41,332	1,529	44,651	1,412
Other income and revenues		754	120	1,575	100
REVENUES AND OTHER INCOME		42,086		46,226
Purchases, services and other	(26)	(32,864)	(8,282)	(34,448)	(8,444)
Net (impairments) reversals of trade and other receivables	(6)	(150)	(1)	(76)
Payroll and related costs	(26)	(1,694)	7	(1,661)	5
Other operating income (expense)	(20)	436	(183)	(298)	110
Depreciation and amortization	(9) (10) (11)	(3,696)		(3,886)
Net (impairments) reversals of tangible, intangible and right-of-use assets	(12)	(641)		(1,503)
Write-off of tangible and intangible assets	(9) (11)	13		(103)
OPERATING PROFIT		3,490		4,251
Finance income	(27)	5,361	102	2,830	85
Finance expense	(27)	(5,812)	(27)	(3,435)	(39)
Net finance income (expense) from financial assets at fair value through profit or loss	(27)	111		202
Derivative financial instruments	(20) (27)	(70)		85
FINANCE INCOME (EXPENSE)		(410)		(318)
Share of profit (loss) from equity-accounted investments		649		611
Other gain (loss) from investments		106	4	253	(12)
INCOME (EXPENSE) FROM INVESTMENTS	(13) (28)	755		864
PROFIT BEFORE INCOME TAXES		3,835		4,797
Income taxes	(29)	(2,079)		(2,865)
PROFIT		1,756		1,932
Attributable to Eni		1,715		1,872
Attributable to non-controlling interest	(22)	41		60

Earnings per share (€ per share)	(30)
Basic		0.52		0.57
Diluted		0.52		0.56

58	ENI INTERIM CONSOLIDATED REPORT 2025

Consolidated statement of comprehensive income (loss)

(€ million)	First Half 2025	First Half 2024
Profit of the period	1,756	1,932
Other items of comprehensive income (loss)
Items that are not reclassified to profit or loss in later periods
Remeasurements of defined benefit plans		8
Share of other comprehensive income on equity-accounted investments		1
Change of minor investments measured at fair value with effects to OCI	5	(11)
Tax effect		(1)
	5	(3)
Items that may be reclassified to profit or loss in later periods
Currency translation differences	(6,063)	1,701
Change in the fair value of cash flow hedging derivatives	732	(64)
Share of other comprehensive income on equity-accounted investments	24	(46)
Tax effect	(212)	18
	(5,519)	1,609
Total other items of comprehensive income (loss)	(5,514)	1,606
Total comprehensive income (loss)	(3,758)	3,538
Attributable to Eni	(3,549)	3,476
Attributable to non-controlling interest	(209)	62

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	59

Consolidated statement of changes in equity

		Equity attributable to equity holders of Eni
(€ million)	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves and equity instruments	Treasury shares	Profit for the period	Total	Non-controlling interest	Total equity
Balance at December 31, 2024	(22)	4,005	32,552	8,081	8,406	(2,883)	2,624	52,785	2,863	55,648
Profit for the first six months of 2025							1,715	1,715	41	1,756
Other items of comprehensive income (loss)
Change of minor investments measured at fair value with effects to OCI					4			4	1	5
Items that are not reclassified to profit or loss in later periods					4			4	1	5
Currency translation differences				(5,815)				(5,815)	(248)	(6,063)
Change in the fair value of cash flow hedge derivatives net of tax effect					521			521	(1)	520
Share of “Other comprehensive income” on equity-accounted investments					26			26	(2)	24
Items that may be reclassified to profit or loss in later periods				(5,815)	547			(5,268)	(251)	(5,519)
Total comprehensive income (loss) of the period				(5,815)	551		1,715	(3,549)	(209)	(3,758)
Dividend distribution of Eni SpA			(1,528)					(1,528)		(1,528)
Dividend distribution of other companies									(63)	(63)
Allocation of 2024 profit			2,624				(2,624)
Capital contribution by non-controlling interests									709	709
Change in non-controlling interest			2,703		6			2,709	360	3,069
Cancellation of treasury shares					(1,908)	1,908
Purchase of trasury shares			(660)		660	(660)		(660)		(660)
Long-term share-based incentive plan and employee stock ownership plan			17					17		17
Issuance of perpetual subordinated bonds					1,500			1,500		1,500
Repurchase of perpetual subordinated bonds					(1,251)			(1,251)		(1,251)
Coupon on perpetual subordinated bonds			(105)					(105)		(105)
Transactions with holders of equity instruments			3,051		(993)	1,248	(2,624)	682	1,006	1,688
Other changes			(173)		(7)			(180)	7	(173)
Other changes in equity			(173)		(7)			(180)	7	(173)
Balance at June 30, 2025	(22)	4,005	35,430	2,266	7,957	(1,635)	1,715	49,738	3,667	53,405

(continued)

60	ENI INTERIM CONSOLIDATED REPORT 2025

(continued) Consolidated statement of changes in equity

		Equity attributable to equity holders of Eni
(€ million)	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves and equity instruments	Treasury shares	Profit for the period	Total	Non-controlling interest	Total equity
Balance at December 31, 2023		4,005	32,988	5,238	8,515	(2,333)	4,771	53,184	460	53,644
Profit for the first six months of 2024							1,872	1,872	60	1,932
Other items of comprehensive income
Remeasurements of defined benefit plans net of tax effect					7			7		7
Change of minor investments measured at fair value with effects to OCI					(11)			(11)		(11)
Share of other comprehensive income on equity-accounted investments					1			1		1
Items that are not reclassified to profit or loss in later periods					(3)			(3)		(3)
Currency translation differences				1,701				1,701		1,701
Change in the fair value of cash flow hedge derivatives net of tax effect					(46)			(46)		(46)
Share of “Other comprehensive income” on equity-accounted investments					(48)			(48)	2	(46)
Items that may be reclassified to profit or loss in later periods				1,701	(94)			1,607	2	1,609
Total comprehensive income of the period				1,701	(97)		1,872	3,476	62	3,538
Dividend distribution of Eni SpA			(1,502)					(1,502)		(1,502)
Dividend distribution of other companies									(50)	(50)
Allocation of 2023 profit			4,771				(4,771)
Capital contribution by non-controlling interests									1	1
Change in non-controlling interest			196					196	392	588
Cancellation of treasury shares					(1,375)	1,375
Purchase of trasury shares			(547)		547	(547)		(547)		(547)
Long-term incentive plan			11					11		11
Coupon on perpetual subordinated bonds			(87)					(87)		(87)
Transactions with holders of equity instruments			2,842		(828)	828	(4,771)	(1,929)	343	(1,586)
Other changes			(368)		(5)			(373)	(4)	(377)
Other changes in equity			(368)		(5)			(373)	(4)	(377)
Balance at June 30, 2024		4,005	35,462	6,939	7,585	(1,505)	1,872	54,358	861	55,219
Profit for the second six months of 2024							752	752	80	832
Other items of comprehensive income
Remeasurements of defined benefit plans net of tax effect					(3)			(3)		(3)
Change of minor investments measured at fair value with effects to OCI					73			73		73
Items that are not reclassified to profit or loss in later periods					70			70		70
Currency translation differences				1,291	(2)			1,289	76	1,365
Change in the fair value of cash flow hedge derivatives net of tax effect					(602)			(602)	(1)	(603)
Share of “Other comprehensive income” on equity-accounted investments					(23)			(23)		(23)
Items that may be reclassified to profit or loss in later periods				1,291	(627)			664	75	739
Total comprehensive income of the period				1,291	(557)		752	1,486	155	1,641
Dividend distribution of Eni SpA			(1,565)					(1,565)		(1,565)
Purchase of trasury shares			(1,456)		1,456	(1,456)		(1,456)		(1,456)
Long-term share-based incentive plan and employee stock ownership plan			13		(78)	78		13		13
Issuance of perpetual subordinated bonds									1,848	1,848
Coupon on perpetual subordinated bonds			(51)					(51)		(51)
Transactions with holders of equity instruments			(3,059)		1,378	(1,378)		(3,059)	1,848	(1,211)
Other changes			149	(149)					(1)	(1)
Other changes in equity			149	(149)					(1)	(1)
Balance at December 31, 2024	(22)	4,005	32,552	8,081	8,406	(2,883)	2,624	52,785	2,863	55,648

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	61

Consolidated statement of cash flows

(€ million)	Note	First Half 2025	First Half 2024
Profit of the period		1,756	1,932
Adjustments to reconcile profit to net cash provided by operating activities
Depreciation and amortization	(9) (10) (11)	3,696	3,886
Net Impairments (reversals) of tangible, intangible and right-of-use assets	(12)	641	1,503
Write-off of tangible and intangible assets	(9) (11)	(13)	103
Share of (profit) loss of equity-accounted investments	(13)	(649)	(611)
Net gain on disposal of assets		(6)	(184)
Dividend income	(28)	(100)	(85)
Interest income		(202)	(238)
Interest expense		607	623
Income taxes	(29)	2,079	2,865
Other changes		(125)	49
Cash flow from changes in working capital:		192	(1,038)
- inventories		401	(450)
- trade receivables		2,655	2,457
- trade payables		(2,437)	(1,951)
- provisions		(439)	(301)
- other assets and liabilities		12	(793)
Net change in provisions for employee benefits		8	(31)
Dividend received		879	1,104
Interest received		117	170
Interest paid		(748)	(754)
Income taxes paid, net of tax receivables received		(2,230)	(2,819)
Net cash provided by operating activities		5,902	6,475
- of which with related parties	(32)	(4,972)	(6,020)
Cash flow from investing activities:		(4,535)	(6,426)
- tangible assets	(9)	(3,707)	(3,721)
- prepaid right-of-use assets	(10)		(3)
- intangible assets	(11)	(258)	(231)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(23)		(1,842)
- investments	(13)	(351)	(466)
- securities and financing receivables held for operating purposes		(35)	(49)
- change in payables in relation to investing activities		(184)	(114)
Cash flow from disposals:		320	841
- tangible assets		66	213
- intangible assets			2
- investments		18	412
- securities and financing receivables held for operating purposes		16	20
- change in receivables in relation to disposals		220	194
Net change in securities and financing receivables		(190)	(120)
Net cash used in investing activities		(4,405)	(5,705)
- of which with related parties	(32)	(1,255)	(1,155)
Increase in long-term financial debt	(16)	3,721	3,300
Repayments of long-term financial debt	(16)	(4,803)	(2,588)
Payments of lease liabilities	(10)	(675)	(671)
Increase (decrease) in short-term financial debt	(16)	(242)	732
Dividends paid to Eni's shareholders		(1,524)	(1,495)
Dividends paid to non-controlling interest		(33)	(29)
Net capital contribution by non-controlling interests		709	590
Other contributions		9	14
Sale (acquisition) of additional interests in consolidated subsidiaries		3,069
Purchase of treasury shares	(22)	(666)	(566)
Issuing effect of perpetual subordinated bonds	(22)	231
Coupon payment on perpetual subordinated bonds		(105)	(87)
Net cash used in financing activities		(309)	(800)
- of which with related parties	(32)	294	1
Effect of exchange rate changes and other changes on cash and cash equivalents		(204)	45
Net increase (decrease) in cash and cash equivalents		984	15
Cash and cash equivalents - beginning of the period		8,183	10,205
Cash and cash equivalents - end of the period (a)		9,167	10,220

(a) As of June 30, 2024, cash and cash equivalents included €40 million of cash and cash equivalents of consolidated subsidiaries held for sale that were reported in the item “Assets held for sale”.

62	ENI INTERIM CONSOLIDATED REPORT 2025

Notes on Consolidated Financial Statements

1 Basis of preparation

The Condensed Consolidated Interim Financial Statements as of June 30, 2025 (hereinafter Interim Financial Statements) have been prepared on a going concern basis in accordance with the requirements of IAS 34 “Interim Financial Reporting” (hereinafter IAS 34). The Interim Financial Statements have been prepared in accordance with the same principles of consolidation and accounting policies described in the last Consolidated Annual Financial Statements (see the related report for more information). Consistently with the requirements of IAS 34, the Interim Financial Statements include selected explanatory notes; conversely, the primary financial statements have been prepared in conformity to the requirements of IAS 1 “Presentation of Financial Statements” for a complete set of financial statements. Current income taxes have been calculated based on the estimated taxable profit for the interim period. Current income tax assets and liabilities have been measured at the amount expected to be paid to/recovered from the taxation Authorities, using tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates estimated on an annual basis. The annexes outline the changes in the scope of consolidation that occurred during the reporting period. On July 24, 2025, Eni’s Board of Directors approved the Interim Financial Statements as of June 30, 2025. The Interim Financial Statements are subject to limited review, which is significantly less in scope than an audit performed in accordance with the generally accepted auditing standards, carried out by the external auditor PricewaterhouseCoopers SpA. The Interim Financial Statements are presented in euros and all values are rounded to the nearest million euros (€ million), except where otherwise indicated.

2 Changes in accounting policies

The amendments to IFRSs effective from January 1, 2025, disclosed in the note “IFRSs not yet effective” of the last Consolidated Annual Financial Statements and adopted by Eni, did not have a material impact on the Consolidated Financial Statements.

3 Significant accounting estimates and judgements

The significant accounting estimates and judgements made by management are disclosed in the last Consolidated Annual Financial Statements. The assumptions underlying the impairment review of assets are disclosed in the notes to the Interim Financial Statements.

4 IFRSs not yet effective

Besides the IFRSs not yet effective already disclosed in the last Consolidated Annual Financial Statements, an update of the IFRSs adopted by the European Commission is provided below.

IFRSs ISSUED BY THE IASB AND NOT YET ADOPTED BY THE EU

By the Commission Regulation No. 2025/1047 issued on May 27, 2025, the European Commission adopted the amendments to IFRS 9 and to IFRS 7 “Amendments to the classification and measurement of financial instruments” aimed, essentially, to clarify the timing of derecognition of financial liabilities settled through electronic payment systems and to provide clarifications about the classification of financial assets with environmental, social and governance features (i.e., sustainability bonds). The amendments shall be applied for annual reporting periods beginning on or after January 1, 2026.

By the Commission Regulation No. 2025/1266 issued on June 30, 2025, the European Commission adopted the amendments to IFRS 9 and to IFRS 7 “Contracts Referencing Nature-dependent Electricity” essentially aimed at: (i) clarifying the use of the ‘own-use exemption’ for power purchase agreements from renewable source; and (ii) allowing, subject to certain conditions being met, the designation of a cash flow hedge in the presence of contracts for the purchase or sale of electricity from renewable sources (settable on a net basis). The amendments shall be applied for annual reporting periods beginning on or after January 1, 2026.

By the Commission Regulation No. 2025/1331 issued on July 9, 2025, the European Commission adopted the document “Annual Improvements to IFRS Accounting Standards – Volume 11” which includes, basically, technical and editorial changes to existing standards. The amendments to the standards shall be applied for annual reporting periods beginning on or after January 1, 2026.

Eni is currently reviewing the IFRSs not yet effective in order to determine the likely impact on the Group’s financial statements.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	63

5 Financial assets at fair value through profit or loss

(€ million)	June 30, 2025	December 31, 2024
Financial assets held for trading
Bonds issued by sovereign states	702	965
Other	6,068	5,474
	6,770	6,439
Other financial assets at fair value through profit or loss
Other	87	358
	6,857	6,797

The breakdown by issuing entity and credit rating of securities did not show significant changes compared to the Annual Report 2024.

The fair value hierarchy is level 1 for €6,362 million and level 2 for €495 million. During the first half 2025 there were no significant transfers between the different hierarchy levels of fair value.

6 Trade and other receivables

(€ million)	June 30, 2025	December 31, 2024
Trade receivables	9,562	12,562
Receivables from joint ventures in exploration and production activities	1,425	1,754
Receivables from divestments	288	527
Other receivables	1,939	2,058
Total trade and other receivables net of allowance for doubtful accounts	13,214	16,901

Decreases in trade receivables of €3,000 million mainly related to the Global Gas & LNG Portfolio and Power segment for €1,813 million and the Plenitude business line for €731 million due by sale volumes reductions.

As part of the ordinary course of the business, Eni divested without recourse receivables, essentially trade receivables, due beyond June 30, 2025. Derecognized receivables in the first half of 2025 increased by €400 million compared to December 31, 2024.

As of June 30, 2025, outstanding trade receivables, relating to supplies of equity hydrocarbon to Egyptian state-owned oil companies, amounted to €846 million (€1,256 million as of December 31, 2024), partially past due. In the first half 2025, a significant reduction in overdue amounts was recorded due to the execution of a reimbursement plan agreed upon with the relevant Authorities in 2024. The value of the impairment provision was confirmed equal to the time value of the repayment plan; the portion of the provision corresponding to the recovered amount was reversed to profit and loss.

Decreases in receivables from joint operators in exploration and production activities of €329 million related to credits for cash calls to Eni's partners in the operated projects.

Receivables from other counterparties comprised: (i) the recoverable amount of €612 million (€690 million at December 31, 2024) of overdue trade receivables owed to Eni by the state-owned oil company of Venezuela, PDVSA, in relation to equity volumes of gas supplied by the joint venture Cardón IV SA, equally participated by Eni and Repsol. Those trade receivables were divested by the joint venture to the two shareholders. The receivables were stated net of an allowance for doubtful accounts, calculated with an expected credit loss rate deemed suitable to discount the sovereign risk and assuming a structural delay in collecting natural gas invoices. During the first half of the year, Eni did not collect any receivable through barter agreements with loadings of equity crude oil of PDVSA due to the decision of the US administration to revoke all licenses or comforts previously granted to international oil companies to recover due amounts by exchanging them with PDVSA equity crude oil; (ii) advances to suppliers for €521 million (€362 million at December 31, 2024); (iii) in the first half 2025, receivables for €243 million outstanding at December 31, 2024, relating to amounts to be received from customers following the triggering of the take-or-pay clause of long-term natural gas supply contracts were offset against the payable of the relevant take-or-pay purchase contracts.

64	ENI INTERIM CONSOLIDATED REPORT 2025

The following table analyses the allowance for doubtful accounts for trade and other receivables:

(€ million)	First Half 2025	First Half 2024
New provisions	(188)	(203)
Net credit losses	(51)	(27)
Reversals of unused provisions	89	154
Net (impairments) reversals of trade and other receivables	(150)	(76)

New provisions related to: (i) the Exploration & Production segment for €79 million, for the supply of hydrocarbons and credits for cash calls towards partners in oil projects operated by Eni; (ii) Plenitude business line for €78 million, primarily in the retail business.

Reversals of unused provisions related to: (i) the Plenitude business line for €49 million; (ii) the Exploration & Production segment for €26 million.

Receivables with related parties are disclosed in note 32 – Transactions with related parties.

7 Current and non-current inventories

(€ million)	Current inventories	Non-current inventories
Gross carrying amount at December 31, 2024	6,826	1,602
Write down provisions at December 31, 2024	567	7
Net carrying amount at December 31, 2024	6,259	1,595
Changes of the period	(186)	(215)
Other changes	(275)	(1)
Net carrying amount at June 30, 2025	5,798	1,379
Gross carrying amount at June 30, 2025	6,358	1,400
Write down provisions at June 30, 2025	560	21

Non-current inventories related to Italian subsidiaries for €1,360 million (€1,575 million at December 31, 2024) are maintained for compliance purposes, in accordance with minimum stock requirements for oil and petroleum products set forth by applicable laws.

8 Other assets and liabilities

	June 30, 2025				December 31, 2024
	Assets		Liabilities		Assets		Liabilities
(€ million)	Current	Non- current	Current	Non- current	Current	Non- current	Current	Non- current
Fair value of derivative financial instruments	768	70	975	78	874	88	1,921	153
Contract liabilities			798	567			552	655
Other taxes	751	175	2,516	41	850	147	1,749	48
Other	2,939	2,489	979	2,463	1,938	3,776	827	3,593
	4,458	2,734	5,268	3,149	3,662	4,011	5,049	4,449

The fair value related to derivative financial instruments is disclosed in note 20 – Derivative financial instruments.

Other assets included: (i) current and non-current tax credits of €1,535 million (€1,210 million at December 31, 2024) and €1,277 million (€2,298 million at December 31, 2024), respectively, deriving from credits relating to tax deductions, bonuses, energy efficiency and similar; (ii) a receivable of €710 million (€732 million at December 31, 2024) following the outcome of an agreement with an Italian operator on the distribution of past and future environmental costs incurred by Eni for activities carried out or in progress at some national sites previously jointly managed by the two partners; (iii) current underlifting positions of the Exploration & Production segment of €236 million (€318 million at December 31, 2024); (iv) non-current receivables for divesting activities for €147 million (€144 million at December 31, 2024); (v) gas volumes prepayments that were made in previous years due to the take-or-pay obligations in relation to the Company’s long-term supply contracts, whose underlying current portion Eni plans to recover within and beyond 12 months for €13 million and €91 million, respectively (€3 million and €295 million at December 31, 2024, respectively).

Contract liabilities included: (i) advances received from Società Oleodotti Meridionali SpA for the infrastructure upgrade of the crude oil transport system connecting Val d’Agri to the Taranto refinery for €486 million (same amount as of December 31, 2024); (ii) prepaid fuel vouchers for €276 million (€331 million at December 31, 2024); (iii) advances and deposits received

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	65

from customers for future gas supplies for €228 million (€65 million at December 31, 2024); (iv) advances received from Engie SA relating to a long-term agreement for supplying natural gas and power for €135 million (€218 million at December 31, 2024), of which current for €97 million (€55 million at December 31, 2024).

Other liabilities included: (i) non-current payables to factoring companies connected with the transfer of the tax credits deriving from incentives and energy saving for €1,145 million (€2,104 million at December 31, 2024); (ii) a put option recognized by Eni to Energy Infrastructure Partners (EIP), a minority shareholder of Plenitude, following the subscription of a €588 million reserved capital increase in March 2024 and a €209 million reserved capital increase in March 2025, in the form of a commitment to repurchase the stake at a minimum value that allows the fund to repay the financial debt incurred for the transaction. The book value of the put option is stated at the present value of Eni's maximum financial commitment of €536 million (€392 million as of December 31, 2024). The expiry date is 2027; (iii) current liabilities for overlifting imbalances of the Exploration & Production segment for €353 million (€396 million at December 31, 2024); (iv) prepaid revenues and deferred income for €217 million (€315 million at December 31, 2024), of which current for €113 million (€194 million at December 31, 2024); (v) cautionary deposits from retail customers for the supply of gas and electricity for €195 million (€207 million at December 31, 2024); (vi) payables related to investing activities for €121 million (€96 million at December 31, 2024); (vii) the value of prepaid and undrawn gas by customers due to the triggering of the take-or-pay clause provided for by the relevant long-term contracts which is expected to be drawn beyond 12 months for €57 million (€303 million at December 31, 2024).

Transactions with related parties are described in note 32 — Transactions with related parties.

9 Property, plant and equipment

(€ million)	Property, plant and equipment
Gross carrying amount at December 31, 2024	198,576
Provisions for depreciation and impairments at December 31, 2024	138,712
Net carrying amount at December 31, 2024	59,864
Additions	3,707
Depreciation capitalized	145
Depreciation (*)	(3,015)
Reversals	12
Impairments	(657)
Write-off	13
Currency translation differences	(5,288)
Initial recognition and changes in estimates	(198)
Changes in the scope of consolidation	15
Other changes	(1,688)
Net carrying amount at June 30, 2025	52,910
Gross carrying amount at June 30, 2025	182,936
Provisions for depreciation and impairments at June 30, 2025	130,026

(*) Before capitalization of depreciation

Capital expenditures primarily related to the Exploration & Production segment for €2,962 million (€2,884 million in the first half of 2024).

More information about Eni’s impairments and reversals is reported in note 12 – Reversals (Impairments) of tangible and intangible assets and right-of-use assets.

Currency translation differences essentially related to subsidiaries utilizing the US dollar as functional currency.

Other changes included: (i) held-for-sale assets for €2,448 relating to the ongoing farm-out of minority interests in Exploration & Production’s projects of respectively, 25% in the Marine XII operated license offshore Congo and 30% in the operated Baleine project offshore Ivory Coast. The carrying amounts of these shares of undivided properties, which were separated from the main CGU because the associated future cash flows are expected to be recovered through a sale process rather from continuing use, were aligned to the expected fair values of the sale; (ii) expenditures for the purchase of property, plant and equipment, under supplier financing arrangements, which resulted in the related debt being classified as financial liabilities, amounting to €753 million.

66	ENI INTERIM CONSOLIDATED REPORT 2025

Property, plant and equipment included capitalized costs related to wells, plant and machinery, pending exploration and appraisal activities and tangible assets in progress of the Exploration & Production segment as follows:

(€ million)	Wells, plant and machinery	Exploration assets and appraisal	Tangible assets in progress	Total
Carrying amount at December 31, 2024	38,229	1,742	11,296	51,267
Additions		163	2,779	2,942
Depreciation capitalized		2	143	145
Depreciation(*)	(2,684)			(2,684)
Net impairments	(378)		(91)	(469)
Write-off		13		13
Currency translation differences	(3,860)	(178)	(1,097)	(5,135)
Initial recognition and changes in estimates	(320)	(12)	134	(198)
Transfers	2,932	(1)	(2,931)
Other changes	(2,031)	(165)	446	(1,750)
Carrying amount at June 30, 2025	31,888	1,564	10,679	44,131

(*) Before capitalization of depreciation.

Transfers from E&P tangible assets in progress to E&P UOP wells, plant and machinery related for €2,592 million to commissioning of wells, plants and machinery primarily in Ivory Coast, Congo, Indonesia, Italy, Iraq, United Arab Emirates, Australia and Mexico.

Unproved mineral interests, comprised in assets in progress of the Exploration & Production segment, included the purchase price allocated to unproved reserves following business combinations or the cost incurred when acquiring mineral interests and were as follows:

(€ million)	Congo	Nigeria	USA	Algeria	Egypt	United Arab Emirates	Italy	Indonesia	Nederlands	Total
Carrying amount at the December 31, 2024	16	981	77	187	3	445	2	848	120	2,679
Net impairments	(4)									(4)
Reclassification to Proved Mineral Interest				(75)		(44)		(14)	(88)	(221)
Currency differences and other changes	(3)	(112)	(9)	(16)		(48)		(95)		(283)
Carrying amount at June 30, 2025	9	869	68	96	3	353	2	739	32	2,171

Unproved mineral interests comprised the mineral rights relating to the Oil Prospecting License 245 property (“OPL 245”), in the pre-development phase offshore Nigeria, the exploration period of which expired on May 11, 2021. The net book value of €1,142 million includes €837 million corresponding to the equivalent value in euro of the price paid in 2011 to the Nigerian Government to acquire a 50% interest in the asset and subsequent capitalized exploration and pre-development costs.

Following a successful outcome of all the complex legal proceedings relating to alleged international corruption cases in connection with the award of the license, the arbitration initiated by Eni before an ICSID tribunal has been put on hold by mutual agreement between Eni and the FGN to negotiate an agreement on the economic terms of the project to develop the license reserves. The estimated recoverable value of the asset, based on the economic scenario under discussion, confirms the asset's book value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	67

10 Right-of-use assets and lease liabilities

(€ million)	Right-of-use assets	Lease Liabilities
Gross carrying amount at December 31, 2024	9,690
Provisions for amortization and impairment at December 31, 2024	3,868
Net carrying amount at December 31, 2024	5,822	6,453
Additions	489	489
Decreases		(675)
Depreciation(a)	(626)
Net impairments	(2)
Currency translation differences	(379)	(414)
Other changes	(29)	(145)
Net carrying amount at June 30, 2025	5,275	5,708
Gross carrying amount at June 30, 2025	9,468
Provisions for depreciation and impairment at June 30, 2025	4,193

(a) Before capitalization of depreciation for tangible and intangible assets

Lease liabilities related for €575 million (€616 million at December 31, 2024) to the portion of liabilities attributable to joint operators in projects operated by Eni projects which will be recovered through the mechanism of the cash calls.

Short-term portion of liabilities for leased assets amounted to €1,123 million (€1,279 million at December 31, 2024).

Other changes in right-of-use assets and lease liabilities essentially related to early termination or renegotiation of lease contracts.

Liabilities for leased assets with related parties are described in note 32 — Transactions with related parties.

11 Intangible assets

(€ million)	Intangible assets with finite useful lives	Goodwill	Intangible assets with undefinite useful lives	Total
Gross carrying amount at December 31, 2024	8,553
Provisions for amortization and impairment at December 31, 2024	5,312
Net carrying amount at December 31, 2024	3,241	3,167	26	6,434
Additions	258			258
Depreciation capitalized	1			1
Amortization (*)	(201)			(201)
Reversal	7			7
Impairment	(1)			(1)
Changes in the scope of consolidation		2		2
Currency translation differences	(68)			(68)
Other changes	(6)	(5)		(11)
Net carrying amount at June 30, 2025	3,231	3,164	26	6,421
Gross carrying amount at June 30, 2025	8,639
Provisions for amortization and impairment at June 30, 2025	5,408

(*) Before capitalization of depreciation

Additions of €258 million (€231 million in the first half of 2024) included the capitalization of costs for customer acquisition in the Plenitude business line for €119 million (€105 million in the first half of 2024).

The carrying amount of intangible assets with finite useful lives included exploration licenses and leasehold acquisition costs as follows:

(€ million)	June 30, 2025	December 31, 2024
Proved license and leasehold property acquisition costs	64	79
Unproved license and leasehold property acquisition costs	411	455
	475	534

Other changes relating to goodwill related to the definitive allocation of some acquisitions made in 2024 whose allocation had been carried out on a provisional basis (further information is reported in note 23 - Other information).

The carrying amount of goodwill is stated net of cumulative impairment charges amounting to €2,644 million.

No write-downs of goodwill were recorded during the first half of 2025.

68	ENI INTERIM CONSOLIDATED REPORT 2025

12	Reversals (Impairments) of tangible and intangible assets and right-of-use assets.

The energy commodity price/margin scenario adopted for the preparation of the 2025 Eni’s consolidated Interim Report did not differ in any significant aspect from the forecasts underlying the recoverability of the carrying amounts of Eni's fixed assets adopted in the 2024 Annual Report. Specifically, management confirmed the Brent oil price forecast of approximately $70 per barrel in real currency terms 2024 to 2030, supported by a growth trend in oil demand and balanced market fundamentals, followed by a linear decline of approximately 1.5% per year, to $60 real terms 2024 in 2040 and $50 real terms 2024 in 2050, which discounts the risks of the energy transition and of a possible contraction in global oil demand post-2030.

The Group's cost of capital, increased by the specific risk of each country in which Eni operates, used as the discount rate of future cash flows in the impairment test, did not undergo significant changes with the base rate before each country step-up holding at approximately 6%.

As of June 30, 2025, Eni's stock market capitalization was approximately 20% lower than the book value of consolidated net assets. Management attributes this underperformance to short-term volatility due to uncertainty over the trend in oil demand in relation to the evolution of the macroeconomic fundamentals and the possible effects on international trade flows of the US administration's import tariffs, as well as to market operators' perception of the long-term risks in the oil&gas sector.

Given the substantial absence of market-based impairment indicators, management did not test the recoverability of the entire oil&gas property portfolio of the Group, differently from what was done in the 2024 Annual Report, focusing only on the CGUs with evidence of loss of value-in-use.

In this context, Exploration & Production impairments of property, plant and equipment were €469 million (pre-tax) driven by the alignment of the book value of held-for-sale assets to the expected sale price for €329 million, in relation to the ongoing divestment process of non-operating working interests in the Marine XII block offshore Congo and Baleine offshore Ivory Coast and €103 million to a downward reserve revision at an asset in Turkmenistan driven by management’s reassessment of future development phases as part of a review of capital allocation priorities.

Approximately €160 million of impairment charges concerned capitalizations of safety/stay-in-business expenditures at refineries and petrochemical complexes with negative cash flows.

The criteria adopted to identify the Group’s Cash Generating Units (CGU) and to perform the impairment review of the recoverability of the carrying amounts of fixed assets remain unchanged from the 2024 Annual Report to which reference is made (note 15 - Reversals (Impairments) of tangible and intangible assets and right-of-use assets. Sensitivity of outcomes to decarbonization scenarios).

13 Investments

Equity-accounted investments

(€ million)	Equity-accounted investments
Carrying amount at December 31, 2024	14,150
Additions and subscriptions	281
Divestments and reimbursements	(18)
Equity valuation – effect on profit and loss	649
Equity valuation – effect on OCI	24
Deduction for dividends	(824)
Changes in the scope of consolidation	4
Currency translation differencies	(1,373)
Other changes	(29)
Carrying amount at June 30, 2025	12,864

Acquisitions and subscriptions related: (i) for €111 million the acquisition in the Plenitude business line of a stake in two joint ventures, 2024 Sol XV Llc and 2024 Sol XVI Llc, owners of two operating photovoltaic plants and of an electricity storage plant under construction in California (United States). The solar parks Sandrini 100 and 200 share the same grid connection infrastructure with the storage plant Sandrini BESS (368 MWh). The three parks have a total installed capacity of approximately 499 MW, of which 245 MW in Plenitude share; (ii) for €54 million the subscription to the capital increase of Qatar Energy LNG NFE (5) (Eni 25%) which participates with a 12.5% stake in the North Field East (NFE) project, ensuring Eni a 3.125% stake in the Qatar megaproject for the development of LNG; (iii) for €31 million the subscription to the capital increase of Vårgrønn AS, the joint venture (Plenitude 65%) that owns the 20% stake in the Doggerbank A, B and C offshore wind projects in the United

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	69

Kingdom.

Equity valuation – effect on profit and loss mainly related to: (i) Azule Energy Holdings Ltd for €353 million; (ii) Vår Energi ASA for €351 million; (iii) ADNOC Global Trading Ltd for €40 million; (iv) Saipem SpA for €37 million; (v) Cardón IV SA for €23 million; (vi) SeaCorridor Srl for €20 million. These positive results were partially offset by negative results of: (i) Ithaca Energy Plc for €73 million; (ii) Abu Dhabi Oil Refining Company (TAKREER) for €49 million; (iii) St. Bernard Renewables Llc for €32 million.

Deduction for dividends related to: (i) Vår Energi ASA for €327 million; (ii) Azule Energy Holdings Ltd for €200 million; (iii) Saipem SpA for €72 million; (iv) Ithaca Energy Plc for €69 million; (v) Abu Dhabi Oil Refining Company (TAKREER) for €58 million; (vi) SeaCorridor Srl for €36 million; (vii) ADNOC Global Trading Ltd for €32 million.

As of June 30, 2025, the book and market values of the listed companies Saipem SpA, Vår Energi ASA and Ithaca Plc, owned by Eni and valued at equity, were as follows:

		Saipem SpA	Vår Energi ASA	Ithaca Energy Plc
Number of shares held		422,920,192	1,573,713,749	614,678,516
% of the investment		21.61	63.04	37.17
Share price	(€)	2.325	2.740	1.843
Market value	(€ million)	983	4,312	1,133
Book value	(€ million)	516	64	535
Market value vs Book value	(€ million)	467	4,248	598

As of June 30, 2025, the book value of the investments included: (i) Azule Energy Holdings Ltd for €4,762 million; (ii) Abu Dhabi Oil Refining Company (TAKREER) for €1,903 million; (iii) St. Bernard Renewables Llc for €685 million; (iv) QatarEnergy LNG NFE (5) for €610 million; (v) E&E Algeria Touat BV for €571 million; (vi) Ithaca Energy Plc for €535 million; (vii) Saipem SpA for €516 million; (viii) SeaCorridor Srl for €458 million; (ix) Vårgrønn AS for €400 million; (x) Mozambique Rovuma Venture SpA for €347 million; (xi) Cardón IV SA for €333 million; (xii) Coral FLNG SA for €205 million; (xiii) ADNOC Global Trading Ltd for €154 million; (xiv) 2023 Sol IX Llc for €132 million; (xv) GreenIT SpA for €127 million.

Other investments

(€ million)	Other investments
Carrying amount at December 31, 2024	1,395
Additions and subscriptions	70
Change in the fair value with effect to OCI	5
Currency translation differences	(107)
Other changes	(3)
Carrying amount at June 30, 2025	1,360

Other investments are minority interests in unlisted entities functional to the business. For the evaluation method applied, see Annual Report 2024.

Acquisitions and subscriptions included the acquisition of a minority stake in the company BF International Best Fields Best Food Ltd for €50 million.

The investment book value as of June 30, 2025, included: (i) Nigeria LNG Ltd for €611 million; (ii) Saudi European Petrochemical Co “IBN ZAHR” for €130 million; (iii) Darwin LNG Pty Ltd for €85 million.

Dividends distributed by other minority interests are disclosed in note 28 – Income (expense) from investments.

14 Other financial assets

	June 30, 2025		December 31, 2024
(€ million)	Current	Non-current	Current	Non-current
Long-term financing receivables held for operating purposes	1	969	1	1,044
	1	969	1	1,044
Long-term financing receivables	43	2,312	44	2,109
Short-term financing receivables	528		1,040
	571	2,312	1,084	2,109
	572	3,281	1,085	3,153
Securities held for operating purposes		56		62
	572	3,337	1,085	3,215

70	ENI INTERIM CONSOLIDATED REPORT 2025

Financing receivables are stated net of the valuation allowance for doubtful accounts of €379 million (€427 million at December 31, 2024).

Financing receivables held for operating purposes mainly related to funds provided to associates and joint agreements for the execution of industrial projects of interest to Eni in the Exploration & Production segment (€923 million). These receivables are the expression of long-term interests in the underlying industrial initiatives. The largest exposure was towards Coral FLNG SA (Eni’s interest 25%) for €471 million (€522 million at December 31, 2024), which built a floating gas liquefaction plant in the Area 4 concession in Mozambique.

Fair value of non-current financing receivables held for operating purposes of €969 million has been estimated based on the present value of expected future cash flows discounted at rates ranging from 2.0% to 5.5% (1.7% and 4.8% at December 31, 2024).

Financing receivables related to: (i) the joint venture Mozambique Rovuma Venture SpA (Eni’s interest 35.71%) for €1,867 million (€1,769 million at December 31, 2024) engaged in the production of natural gas reserves at the Coral South field and in the development of natural gas reserves of the Coral North field in the exclusivity area. This financing receivable differs from those held for operating purposes by virtue of the venture's operational and financial autonomy, which means Eni is exposed only to a counterparty risk; (ii) for €510 million (€937 million as of December 31, 2024) to restricted deposits in escrow to guarantee transactions on derivative contracts essentially referred to the Global Gas & LNG Portfolio segment for €474 million (€907 million at December 31, 2024).

Fair value of securities derived from quoted market prices and amounted to €56 million.

Receivables with related parties are described in note 32 – Transactions with related parties.

15 Trade and other payables

(€ million)	June 30, 2025	December 31, 2024
Trade payables	12,378	15,170
Down payments and advances from joint ventures in exploration & production activities	667	767
Payables for purchase of non-current assets	1,523	1,939
Payables due to partners in exploration & production activities	1,160	1,377
Other payables	2,658	2,839
	18,386	22,092

The decrease in trade payables of €2,792 million related to the Global Gas & LNG Portfolio business line for €2,118 million due to lower gas purchases and to the Exploration & Production segment for €949 million primarily in the trading business line in relation to the reduction in oil prices.

Other payables included: (i) payables to factoring companies in relation to the derecognition of Eni’s tax credits deriving from incentives and energy saving for €1,212 million (€1,129 million at December 31, 2024); (ii) payroll payables for €252 million (€268 million at December 31, 2024); (iii) payables for social security contributions for €126 million (€120 million at December 31, 2024); (iv) the amounts still due to the triggering of the take-or-pay clause of the long-term supply contracts for €199 million at December 31, 2024.

Because of the short-term maturity and conditions of remuneration of trade payables, the fair values approximated the carrying amounts.

Trade and other payables due to related parties are described in note 32 – Transactions with related parties.

16 Finance debt

	June 30, 2025				December 31, 2024
(€ million)	Short-term debt	Current portion of long-term debt	Long-term debt	Total	Short-term debt	Current portion of long-term debt	Long-term debt	Total
Banks	202	357	965	1,524	2,941	269	921	4,131
Ordinary bonds		3,397	17,885	21,282		2,695	19,641	22,336
Sustainability-Linked convertible bonds		23	934	957		9	928	937
Other financial institutions	4,343	983	71	5,397	1,297	1,609	80	2,986
	4,545	4,760	19,855	29,160	4,238	4,582	21,570	30,390

Finance debt decreased by €1,230 million as disclosed in table “Changes in liabilities arising from financing activities” at the

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	71

end of this paragraph.

As of June 30, 2025, finance debt included €200 million (€300 million at December 31, 2024) of sustainability-linked financial contracts with leading banking institutions which cost is indexed to achievement of Company’s sustainability targets.

Other financial institutions included Supplier Finance Arrangements (SFAs) for €1,926 million (€2,568 million at December 31, 2024).

Eni entered into long-term borrowing facilities with the European Investment Bank. These borrowing facilities are subject to the retention of a minimum level of credit rating. According to the agreements, should the Company lose the minimum credit rating, new guarantees could be required to be agreed upon with the European Investment Bank. As of June 30, 2025, debts subjected to restrictive covenants amounted to €540 million (€613 million at December 31, 2024). Eni was in compliance with those covenants.

Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which €14 billion were drawn as of June 30, 2025.

The following table provides a breakdown of ordinary bonds by issuing entity, maturity date, interest rate and currency as of June 30, 2025:

	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate %
(€ million)
Issuing entity
Euro Medium Term Notes
Eni SpA	1,250	(3)	1,247	EUR	2033	4.250
Eni SpA	1,200	36	1,236	EUR	2025	3.750
Eni SpA	1,000	41	1,041	EUR	2029	3.625
Eni SpA	1,000	6	1,006	EUR	2026	1.500
Eni SpA	1,000	1	1,001	EUR	2030	0.625
Eni SpA	1,000		1,000	EUR	2026	1.250
Eni SpA	1,000	1	1,001	EUR	2031	2.000
Eni SpA	1,000	7	1,007	EUR	2034	3.875
Eni SpA	800	(2)	798	EUR	2028	1.625
Eni SpA	750	4	754	EUR	2027	1.500
Eni SpA	750	1	751	EUR	2034	1.000
Eni SpA	640	8	648	USD	2027	variable
Eni SpA	600	3	603	EUR	2028	1.125
Eni SpA	100	1	101	EUR	2028	5.441
Eni SpA	75	2	77	EUR	2043	3.875
Eni SpA	70		70	EUR	2032	4.000
Eni SpA	50	1	51	EUR	2031	4.800
Eni SpA - Sustainability-linked	1,000	(2)	998	EUR	2028	0.375
Eni SpA - Sustainability-linked	750	2	752	EUR	2027	3.625
	14,035	107	14,142
Other bonds
Eni SpA	853	(7)	846	USD	2035	5.750
Eni SpA	299	1	300	USD	2040	5.700
Eni SpA	853	8	861	USD	2028	4.750
Eni SpA	853	2	855	USD	2029	4.250
Eni SpA	853	11	864	USD	2034	5.500
Eni SpA	1,066	(18)	1,048	USD	2054	5.950
Eni USA Inc	341	1	342	USD	2027	7.300
Eni SpA - Sustainability-linked - Retail	2,000	24	2,024	EUR	2028	4.300
	7,118	22	7,140
	21,153	129	21,282

During the first half of 2025, Eni issued new ordinary bonds in euro with a nominal value of €853 million.

As of June 30, 2025, Eni SpA had in place sustainability-linked bonds for a total nominal value of €3,750 million. In case the Company misses its sustainability targets, a step-up mechanism will be applied, increasing the interest cost.

As of June 30, 2025, ordinary bonds maturing within 18 months amounted to €3,200 million of nominal value.

72	ENI INTERIM CONSOLIDATED REPORT 2025

Information relating to the sustainability-linked bonds issued is as follows:

(€ million)	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate (%)
Issuing entity
Eni SpA – Convertible senior unsecured sustainabilitylinked bonds	1,000	36	1,036	EUR	2030	2.950
of which financial liabilities	920	37	957
of which equity	80	(1)	79

As of June 30, 2025, Eni retained committed borrowing facilities of €9 billion fully undrawn (same amount as of December 31, 2024). Those facilities bore interest rates reflecting prevailing conditions in the marketplace.

As of June 30, 2025, Eni was in compliance with covenants and other contractual provisions in relation to borrowing facilities.

Fair value of long-term debt, including the current portion of long-term debt, is described below:

(€ million)	June 30, 2025	December 31, 2024
Ordinary bonds and sustainability-linked bonds	21,125	21,026
Convertible sustainability-linked bonds	1,058	973
Banks	1,280	1,143
Other financial institutions	1,054	1,689
	24,517	24,831

Fair value of finance debts was calculated by discounting the expected future cash flows at discount rates ranging from 2.0% to 5.5% (1.7% and 4.8% at December 31, 2024).

Because of the short-term maturity and conditions of remuneration of short-term debt, the fair value approximated the carrying amount.

Changes in liabilities arising from financing activities

(€ million)	Long-term debt and current portion of long- term debt	Short-term debt	Long-term and current portion of long-term lease liabilities	Total
Carrying amount at December 31, 2024	26,152	4,238	6,453	36,843
Cash flows	(1,082)	(242)	(675)	(1,999)
Currency translation differences	(558)	269	(482)	(771)
Changes in the scope of consolidation and other non-monetary changes	103	280	412	795
Carrying amount at June 30, 2025	24,615	4,545	5,708	34,868

Changes in the scope of consolidation and other non-monetary changes include lease liabilities assumptions for €489 million and €783 million of supplier financing arrangements classified as financial debt.

Lease liabilities are described in note 10 – Right-of-use assets and lease liabilities.

Transactions with related parties are described in note 32 – Transactions with related parties.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	73

17 Information on net borrowings

(€ million)	June 30, 2025	December 31, 2024
A. Cash	3,749	3,367
B. Cash equivalents	5,418	4,816
C. Other current financial assets	7,428	7,881
D. Liquidity (A+B+C)	16,595	16,064
E. Current financial debt	7,965	6,942
F. Current portion of non-current financial debt	2,463	3,157
G. Current financial indebtedness (E+F)	10,428	10,099
H. Net current financial indebtedness (G-D)	(6,167)	(5,965)
I. Non-current financial debt	5,621	6,175
J. Debt instruments	18,764	20,527
K. Non-current trade and other payables
L. Non-current financial indebtedness (I+J+K)	24,385	26,702
M. Total financial indebtedness (H+L)	18,218	20,737

Net borrowings did not include €2,312 million of non-current receivables (€2,109 million at December 31, 2024).

Cash and cash equivalents include €16 million (€54 million at December 31, 2024) of restricted cash subjected to foreclosure measures by third parties and payment guarantees.

Other current financial assets include: (i) financial assets at fair value through profit or loss, disclosed in note 5 – Financial assets at fair value through profit or loss; (ii) financial receivables, disclosed in note 14 – Other financial assets.

Current and non-current financial debts are disclosed in note 16 – Finance debts.

Financial payables included as decrease €55 million (€42 million atm December 31, 2024) of fair value hedge derivative contracts entered to hedge fixed rate bonds.

Current portion of non-current financial debt and non-current financial debt include lease liabilities of €1,123 million and €4,585 million (€1,279 million and €5,174 million at December 31, 2024, respectively). More information about lease liabilities is disclosed in note 10 – Right-of-use assets and lease liabilities.

18 Provisions

(€ million)	Provisions for contingencies
Carrying amount at December 31, 2024	15,774
New or increased provisions	889
Initial recognition and changes in estimates for site restoration, abandonment and social project	(198)
Accretion discount	163
Reversals of utilized provisions	(873)
Reversals of unutilized provisions	(618)
Currency translation differences	(582)
Changes in the scope of consolidation	7
Other changes	(129)
Carrying amount at June 30, 2025	14,433

Provisions recognized in the first half of 2025 primarily related to environmental costs, contractual disputes, administrative proceedings and costs for insurance claims.

Reversals of utilized provisions related to the progress in spending the accrued amounts in environmental remediation projects and compensations for insurance claims.

Reversals of unutilized provisions related to accrued amounts for site abandonment and environmental remediation projects and renegotiation of commercial contracts as part of the ordinary course of the business.

Other changes included the reclassification to liabilities directly associated with assets held for sale in the Exploration & Production segment for €111 million.

74	ENI INTERIM CONSOLIDATED REPORT 2025

19 Deferred tax assets and liabilities

(€ million)	June 30, 2025	December 31, 2024
Deferred tax liabilities before offsetting	7,799	8,724
Deferred tax assets available for offset	(2,587)	(3,143)
Deferred tax liabilities	5,212	5,581
Deferred tax assets before offsetting (net of accumulated write-down provisions)	8,659	9,465
Deferred tax liabilities available for offset	(2,587)	(3,143)
Deferred tax assets	6,072	6,322

The following table summarizes the changes in deferred tax liabilities and assets:

(€ million)	Deferred tax liabilities before offsetting	Deferred tax assets before offsetting, gross	Accumulated write-downs of deferred tax assets	Deferred tax assets before offsetting net of accumulated write-down provisions
Carrying amount at December 31, 2024	8,724	(14,116)	4,651	(9,465)
Changes of the period	(66)	138	18	156
Changes with effect recognised within equity	(45)	243		243
Currency translation differences	(876)	655	(235)	420
Other changes	62	23	(36)	(13)
Carrying amount at June 30, 2025	7,799	(13,057)	4,398	(8,659)

Taxes are also described in note 29 – Income taxes.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	75

20 Derivative financial instruments

	June 30, 2025			December 31, 2024
	Fair value asset	Fair value liability	Level of Fair value	Fair value asset	Fair value liability	Level of Fair value
(€ million)
Non-hedging derivatives
Derivatives on interest rate
- Interest rate swap		12	2	20	27	2
		12		20	27
Derivatives on exchange rate
- Currency swap	66	151	2	233	33	2
- Interest currency swap	9		2		125	2
- Outright		2	2	3	24	2
	75	153		236	182
Derivatives on commodities
- Over the counter	571	642	2	632	923	2
- Future	1,278	1,454	1	1,429	1,538	1
- Options	35	34	2	61	111	2
- Other	1		2		8	2
	1,885	2,130		2,122	2,580
	1,960	2,295		2,378	2,789
Fair value hedge derivatives
Derivatives on interest rate
- Interest rate swap	55		2	42		2
	55			42
Derivatives on exchange rate
- Outright	2		1	2		1
	2			2
	57			44
Cash flow hedge derivatives
Derivatives on interest rate
- Interest rate swap		27	2
		27
Derivatives on exchange rate
- Currency swap	5		2
	5

Derivatives on commodities
- Over the counter	126	9	2	20	335	2
- Future	55	43	1	28	421	1
- Other		6	1
	181	58		48	756
	186	85		48	756
Options
- Other options		38	2		37	2
		38			37
Gross amount	2,203	2,418		2,470	3,582
Offsetting	(1,365)	(1,365)		(1,508)	(1,508)
Net amount	838	1,053		962	2,074
Of which:
- current	768	975		874	1,921
- non-current	70	78		88	153

Derivatives fair values were estimated based on market quotations provided by primary info-provider or, alternatively, appropriate valuation techniques generally adopted in the marketplace.

The offsetting of financial derivatives primarily related to Eni Global Energy Markets SpA and Eni Trade & Biofuels SpA.

During the first half of 2025, there were no transfers between the different hierarchy levels of fair value.

76	ENI INTERIM CONSOLIDATED REPORT 2025

Effects recognized in other operating profit (loss)

Other operating profit (loss) related to derivative financial instruments on commodities are detailed as follows:

(€ million)	First Half 2025	First Half 2024
Net income (loss) on cash flow hedging derivatives	6	(8)
Net income (loss) on other derivatives	430	(290)
	436	(298)

Effects recognized in finance income (loss)

Financial income (loss) on derivative financial instruments is detailed as follows:

(€ million)	First Half 2025	First Half 2024
Derivatives on exchange rate	(52)	102
Derivatives on interest rate	(18)	(17)
	(70)	85

More information is disclosed in note 32 – Transactions with related parties.

21 Assets held for sale and liabilities directly associated with assets held for sale

As of June 30, 2025, assets held for sale of €2,897 million (€420 million at 31 December, 2024) and liabilities directly associated of €358 million (€195 million at 31 December, 2024) mainly concerned: (i) Eni’s 25% stake in the operated Congo FLNG project and Eni’s 30% stake in the operated Baleine project offshore Ivory Coast, amounting to €2,525 million in assets (of which current assets €41 million) and €170 million in liabilities (of which current liabilities €72 million); (ii) the agreement for the sale of an oil&gas asset in Congo, amounting to €354 million of assets (of which €24 million in current assets) and €170 million of non-current liabilities.

22 Equity

Non-controlling interests

	Net Profit		Equity
(€ million)	First Half 2025	First Half 2024	June 30, 2025	December 31, 2024
Eni Marine Services SpA			1,706	1,924
Enilive Group	13		877
Eni Plenitude Group	(1)	32	644	491
EniPower Group	29	28	421	446
Others			19	2
	41	60	3,667	2,863

On March 6, 2025, Eni and the private equity fund KKR finalized KKR’s investment in a 25% minority stake in Eni’s subsidiary Enilive, with total proceeds for Eni of €2,968 million, including a capital increase of €500 million. Subsequently, on April 11, 2025, Eni and KKR completed a similar transaction to increase KKR’s stake in Enilive by a further 5%, for approximately €601 million. Following the transaction, KKR holds a total stake of 30% of Enilive’s share capital.

On March 31, 2025, Energy Infrastructure Partners (EIP) finalized an increase in Plenitude’s share capital, reaching a total of 10% stake. EIP’s increase was achieved through a capital increase of approximately €209 million, which, including the €588 million paid in March 2024, brings the total investment to approximately €800 million.

Minority interests in Eni Marine Services SpA referred to perpetual subordinated bonds issued in US dollar in the third quarter of 2024 to finance an investment project in Eni’s interest. The bonds were recognized as minority interests due to the Group’s unconditional right to avoid transferring cash or other financial assets to the bondholders. The carrying amount as of June 30, 2025, was adjusted to the EUR/USD exchange rate, resulting in a decrease of approximately €200 million.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	77

Equity attributable to equity holders of Eni

(€ million)	June 30, 2025	December 31, 2024
Share capital	4,005	4,005
Retained earnings	35,430	32,552
Cumulative currency translation differences	2,266	8,081
Other reserves and equity instruments:
- Perpetual subordinated bonds	5,249	5,000
- Legal reserve	959	959
- Reserve for treasury shares	1,635	2,883
- Reserve for OCI on cash flow hedging derivatives	(92)	(612)
- Reserve for OCI on defined benefit plans	(91)	(91)
- Reserve for OCI on equity-accounted investments	54	28
- Reserve for OCI on other investments valued at fair value	164	160
- Reserve for convertible bond issue	79	79
Treasury shares	(1,635)	(2,883)
Profit	1,715	2,624
	49,738	52,785

Share capital

As of June 30, 2025, the parent company’s issued share capital consisted of €4,005,358,876 (same amount as of December 31, 2024) represented by 3,146,765,114 ordinary shares without nominal value (3,284,490,525 ordinary shares at December 31, 2024).

On May 14, 2025, Eni’s Shareholders’ Meeting resolved: (i) to distribute available reserves by way of and in place of the payment of the dividend for the year 2025 of €1.05 per share in four tranches, in September 2025 (€0.26 per share), November 2025 (€0.26 per share), March 2026 (€0.26 per share) and May 2026 (€0.27 per share); (ii) to authorize the Board of Directors pursuant to and for the purposes of Art. 2357 of the Italian Civil Code to proceed with the purchase of shares of the Company, in multiple tranches, for a period up to 30 April 2026, in a maximum number of shares to be purchased equal to 315,000,000 ordinary shares for a total outlay of up to €3.5 billion; (iii) to authorize the Board of Directors to cancel up to a maximum of 315,000,000 treasury shares which will eventually be acquired based on the shareholders’ authorization of the previous point. As of June 30, 2025, in execution of these resolutions, 22,236,260 treasury shares have been acquired for a total value of €300 million.

Perpetual subordinated hybrid bonds

Hybrid bonds are governed by the English law and are traded on the regulated market of the Luxembourg Stock Exchange. As of June 30, 2025, hybrid bonds amounted to €5,249 million (€5,000 million as of December 31, 2024).

In January, Eni issued two hybrid bonds with a total nominal amount of €1.5 billion to repurchase a similar bond approaching its reset date, which had an outstanding amount of €1.5 billion at the balance sheet date. In execution of the repurchase offer for the outstanding bond, approximately 83% of the outstanding securities were sold to Eni for approximately €1.25 billion.

Treasury shares

A total of 113,846,587 Eni’s ordinary shares (203,137,967 at December 31, 2024) were held in treasury for a total cost of €1,635 million (€2,883 million at December 31, 2024).

During the first half of 2025, were acquired 48,434,031 shares, for a total value of €660 million; 137,725,411 treasury shares have been cancelled for a total value of €1,908 million.

78	ENI INTERIM CONSOLIDATED REPORT 2025

23 Other information

Supplemental cash flow information

(€ million)	First Half 2024
Investment in consolidated subsidiaries and businesses
Current assets	800
Non-current assets	3,742
Net borrowings	(411)
Current and non-current liabilities	(2,149)
Net effect of investments	1,982
Goodwill	29
Non-controlling interests
Purchase price	2,011
less: Cash and cash equivalents	(169)
Consolidated subsidiaries and businesses net of cash and cash equivalent acquired	1,842

Business Combination

The provisional and definitive price allocation of net assets acquired in 2024 is shown below:

(€ million)	Enilive - Atenoil (Provisional allocation)	Enilive - Atenoil (Definitinive allocation)
Current assets	5	5
Property, plant and equipement	14	30
Goodwill	28	23
Current and non-current assets	23	17
Cash and cash equivalent (Net borrowings)	(10)	(10)
Current and non-current liabilities	(10)	(15)
Net effects of investments	50	50

Following the definitive allocation of the 2024 business combinations, financial statements were not restated taking into account the immateriality of the changes.

24 Guarantees, commitments and risks

Guarantees, commitments and risks

The amount of the guarantees and risks did not show significant changes compared to what was indicated in the Annual Report 2024.

Risk factors

For the disclosure relating to the management of financial risks, reference is made to the Annual Report 2024.

The updates relating to "Market risk " and "Liquidity risk" are provided below.

Market risk

As of June 30, 2025, the average rating of the Strategic liquidity investment portfolio was A/A-, unchanged compared to December 31, 2024.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	79

The following tables show amounts in terms of VaR, recorded in first half of 2025 (compared with 2024), relating to interest rate and exchange rate risks, in the first section, and commodity risk (aggregated by type of exposure). Regarding the management of strategic liquidity, the tables analyze the sensitivity to changes in interest rate.

(Value at risk - parametric method variance/covariance)

	First Half 2025				2024
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Interest rate(a)	10.3	5.1	8.4	9.6	13.0	3.9	6.0	7.5
Exchange rate(a)	8.0	0.1	2.9	1.6	5.5	0.1	1.7	0.7

(a) Value at risk deriving from interest and exchange rates exposures includes group finance departments.

(Value at risk - Historic simulation method)

	First Half 2025				2024
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Management Portfolio - Commercial exposures(a)	34.9	6.3	22.9	15.4	69.7	6.2	24.1	6.3
Trading(b)	1.1	0.3	0.6	0.6	1.7	0.2	0.5	0.3

(a) Refers to the Global Gas & LNG Portfolio, Power Generation & Marketing, EE-REVT, Plenitude, Eni Trade & Biofuels SpA, Eni Global Energy Markets SpA (commercial portfolios). VaR is calculated on the so-called Statutory view, with a time horizon that coincides with the year considering all the volumes delivered in the year and the relevant financial hedging derivatives. Consequently, during the year the VaR pertaining to GGP, Power G&M, EE-REVT and Plenitude presents a decreasing trend following the progressive reaching of the maturity of the positions within the annual horizon.

(b) Cross-commodity proprietary trading, through financial instruments, pertains to Eni Trade & Biofuels SpA and Eni Global Energy Markets SpA(London-Bruxelles-Singapore) and Eni Trading & Shipping Inc (Houston).

(Sensitivity - Dollar value of 1 basis point - DVBP)

	First Half 2025				2024
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Strategic liquidity - € Portfolio	0.6	0.5	0.6	0.6	0.6	0.2	0.4	0.6

(Sensitivity - Dollar value of 1 basis point - DVBP)

	First Half 2025				2024
($ million)	High	Low	Average	At period end	High	Low	Average	At year end
Strategic liquidity - $ Portfolio	0.2	0.1	0.1	0.2	0.2	0.1	0.1	0.1

Liquidity risk

Eni has in place a program for the issuance of Euro Medium-Term Notes up to €20 billion; as of June 30, 2025, €14 billion were drawn.

The Group has the following credit ratings: A- outlook Negative and A-2 for long and short-term debt, respectively, assigned by Standard & Poor’s; Baa1 outlook Positive and P-2 for long and short-term debt, respectively, assigned by Moody’s; A- outlook Stable and F1 for long and short-term debt, respectively, assigned by Fitch. Eni’s credit rating is linked, in addition to the Company’s industrial fundamentals and trends in the trading environment, to the sovereign credit rating of Italy. Based on the methodologies used by the credit rating agencies, a downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni. During the first half of 2025 Moody’s revised Eni’s outlook from Stable to Positive following the improvement in Italy’s rating outlook.

As of June 30, 2025, Eni retained committed borrowing facilities of €9 billion, fully undrawn. The related contracts provide for interest and non-use fees negotiated on the basis of normal market conditions.

80	ENI INTERIM CONSOLIDATED REPORT 2025

Expected payments for financial debts, lease liabilities and trade and other payables

The table below summarizes the Group main contractual obligations for finance debt and lease liability repayments, including expected payments for interest charges and liabilities for derivative financial instruments.

	Maturity year
(€ million)	2025	2026	2027	2028	2029	2030 and thereafter	Total
Financial liabilities	6,753	2,350	2,815	5,465	1,915	9,689	28,987
Lease liabilities	692	856	701	544	435	2,440	5,668
Fair value of derivative financial instruments	929	82	17	10	5	10	1,053
	8,374	3,288	3,533	6,019	2,355	12,139	35,708
Interest on finance debt	364	731	707	589	413	2,893	5,697
Interest on lease liabilities	164	272	231	194	167	643	1,671
	528	1,003	938	783	580	3,536	7,368
Financial guarantees	942						942

Liabilities for leased assets, including interest charges, of €824 million (€925 million at December 31, 2024) pertained to the share of joint operators participating in unincorporated joint operation operated by Eni which will be recovered through a partner-billing process.

The table below presents the timing of the expenditures for trade and other payables.

	Maturity year
(€ million)	2025	2026 and thereafter	Total
Trade payables	12,378		12,378
Other payables and advances	6,008	179	6,187
	18,386	179	18,565

Expected payments under contractual obligations

In addition to lease, financial, trade and other liabilities represented in the balance sheet, Eni is subject to non-cancellable contractual obligations or obligations the cancellation of which requires the payment of a penalty and will require cash settlements in future reporting periods. These liabilities are valued based on the net cost for the company to fulfill the contract, which consists of the lowest amount between the costs for the fulfillment of the contractual obligation and the contractual compensation/penalty in the event of non-performance.

Company’s main contractual obligations at the balance sheet date comprise take-or-pay clauses contained in Eni’s gas supply contracts or shipping arrangements, whereby the obligations consist of off-taking minimum quantities of product and service or, in case of failure, paying the corresponding cash amount that entitles the Company the right to collect the product or the service in future years. The amounts due were calculated on the basis of the assumptions for gas prices and services included in the four-year industrial plan approved by the Company’s management and for subsequent years on the basis of management’s long-term assumptions.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	81

The table below summarizes the Group principal contractual obligations for the main existing contractual obligations as of the balance sheet date, shown on an undiscounted basis. Amounts expected to be paid in 2025 for decommissioning Oil & Gas assets and for environmental clean-up and remediation are based on management’s estimates and do not represent financial obligations at the closing date.

	Maturity year
(€ million)	2025	2026	2027	2028	2029	2030 and thereafter	Total
Decommissioning liabilities (a)	579	713	651	527	469	10,394	13,333
Environmental liabilities	526	670	450	336	329	1,242	3,553
Purchase obligations (b)	9,067	20,814	16,180	14,454	12,262	58,792	131,569
- Gas
. take-or-pay contracts	7,886	19,656	15,800	14,172	12,006	58,373	127,893
. ship-or-pay contracts	346	531	280	260	237	381	2,035
- Other purchase obligations	835	627	100	22	19	38	1,641
Total (c)	10,172	22,197	17,281	15,317	13,060	70,428	148,455

(a) Mainly represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(b) Concern commitments for the purchase of goods or services that the company is obliged to fulfill as binding under the terms of the contract.
(c) Expected payments under contractual obligations comprises obligations relating to abandonment and site restoration costs directly associated with assets held for sale for €394 million.

Disclosures about the offsetting of financial instruments

(€ million)	Gross amount of financial assets and liabilities	Gross amount of financial assets and liabilities subject to offsetting	Net amount of financial assets and liabilities
June 30, 2025
Financial assets
Trade and other receivables	17,301	4,087	13,214
Other current assets	5,803	1,345	4,458
Other non-current assets	2,754	20	2,734
Financial liabilities
Trade and other liabilities	22,473	4,087	18,386
Other current liabilities	6,613	1,345	5,268
Other non-current liabilities	3,169	20	3,149
December 31, 2024
Financial assets
Trade and other receivables	21,330	4,429	16,901
Other current assets	5,182	1,520	3,662
Other non-current assets	4,012	1	4,011
Financial liabilities
Trade and other liabilities	26,521	4,429	22,092
Other current liabilities	6,569	1,520	5,049
Other non-current liabilities	4,450	1	4,449

The offsetting of financial assets and liabilities related to: (i) receivables and payables pertaining to the Exploration & Production segment towards state entities for €4,087 million (€4,429 million at December 31, 2024); (ii) other current and non-current assets and liabilities for derivative financial instruments of €1,365 million (€1,508 million at December 31, 2024).

82	ENI INTERIM CONSOLIDATED REPORT 2025

Legal Proceedings

In the ordinary course of the business, Eni is the defendant in several legal proceedings in relation to claims for damage compensation, administrative cases, possible Company’s liabilities pursuant to Legislative Decree no. 231/01 due to alleged crimes committed by its officers and employees when performing their duties, as well as arbitration procedures for alleged violations of petroleum contracts and other commercial disputes.

The Condensed Consolidated Interim Financial Statement pursuant to IAS 34 is an update of the Annual Report and, as such, presumes full knowledge of the latter. In the first half of 2025, the developments in the proceedings to which the Company is a party did not significantly alter the level of risk or the potential losses associated with ongoing litigations. Accordingly, for a complete disclosure of the legal proceedings in which Eni is involved, please refer to note 28 – Guarantees, commitments and risks of the Annual Report 2024 where the most significant proceedings currently pending are disclosed. Unless otherwise indicated, these legal proceedings have not been provisioned because Eni believes a negative outcome to be unlikely or because the amount of the provision cannot be estimated reliably.

With the exception of what is disclosed in the following paragraph, in 2025 interim period there have not been any significant developments in the litigation which the Group is a party to, including: (i) the proceeding relating to the accident that occurred last December at the Calenzano fuel storage hub, which is pending in the preliminary investigation phase with the special evidentiary hearing underway, for which a risk provision is outstanding; (ii) the arbitration initiated by the Republic of Kazakhstan against the consortia of international oil companies operating respectively the Karachaganak oilfield (Eni's interest 29.25%) under the Final Production Sharing Agreement, and the Kashagan oilfield (Eni's interest 16.67%) under the North Caspian Sea Production Sharing Agreement, regarding cost recovery and other claims. Eni is continuing to evaluate the merit of the arbitration claims considering the available investigative evidence and, therefore, it is not possible to estimate the outcome of the proceedings.

The proceedings that had significant developments in the first half of 2025 and as of the date of publication of Eni’s first half 2025 financial report are described below.

(i) Eni SpA – Proceedings by the Italian Antitrust Authority against Eni SpA for alleged collusion on fixing the price of the “bio component” of automotive fuels. A proceeding is pending before the Italian Antitrust Authority (AGCM), which involves Eni SpA and, since January 1, 2023, its subsidiary Enilive SpA, which took over the parent company in managing the retail fuel sales business, for alleged collusion with competitors in the Italian retail market of automotive fuel aimed at fixing the cost of the bio component of fuels sold in Italy, in violation of antitrust regulations. The Authority believes that the agreement was implemented through information exchanges and other initiatives with a view to coordinating final sales prices. The Authority formalized the charges against Eni and its subsidiary upon conclusion of the preliminary investigation. The Company has recently filed its defense briefs. The AGCM is expected to issue a final verdict on the proceeding by the third quarter of 2025.

(ii) Novamont SpA – Proceedings by the Italian Antitrust Authority against Novamont SpA and Eni SpA for alleged abuse of dominant position in the market of bioplastics. In 2024, ACGM initiated a proceeding against Novamont SpA, also notifying Eni SpA, for alleged abuse of dominant position in the bioplastics market, specifically bio compounds to produce plastic bags for large-scale retailers. On June 24, 2025, AGCM, confirming the charges formalized at the conclusion of the investigation against Novamont and Eni SpA, the latter for the period following the date of acquisition of control (October 18, 2023), imposed an administrative fine of €32 million (of which approximately €2 million jointly and severally between the two companies) for alleged abuses of dominant position in the relevant markets between January 1, 2018, and December 31, 2023. AGCM warned Novamont and Eni to cease their alleged behavior in violation of antitrust rules and provide proof of this to the Authority within a specified deadline. The Company believes to have valid arguments supporting the correctness of its actions to be asserted in the subsequent stages of opposition to the AGCM's decision. A provision has been set aside to address this dispute.

(iii) Raffineria di Gela SpA and Eni Rewind SpA - Groundwater pollution survey and reclamation process of the Gela site. The criminal proceedings brought by the Gela Public Prosecutor's Office against Eni’s subsidiaries Eni Rewind SpA/Raffineria di Gela SpA and some of their employees have been resolved. The proceeding related to alleged crimes of environmental pollution, omitted clean-up, negligent personal injury, and illegal waste management, in the area of the Gela refinery, as part of the execution of a clean-up plan of soil and groundwater as well as decommissioning activities in the area currently managed by Eni Rewind SpA, also on behalf of other co-located companies. Following the first instance hearing and based on evidence of the timely fulfillment of regulatory requirements in carrying out remediation and clean-up activities, on January 29, 2025, the Court of Gela issued a ruling of acquittal against all defendants because the facts were groundless. The Court ruling was not appealed by the Public Prosecutor and therefore has become final.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	83

25 Sales from operations

(€ million)	Exploration & Production	Global Gas & LNG Portfolio and Power	Refining and Chemicals	Enilive	Plenitude	Corporate and other activities	Total
First Half 2025
Sales from operations	17,984	6,541	2,885	8,216	5,580	126	41,332
Sales from operations by geographical area of destination
Italy	328	3,832	1,753	5,257	3,921	68	15,159
Other European Union	1,518	1,813	754	2,328	1,639	37	8,089
Rest of Europe	6,140	139	109	358			6,746
Americas	2,897		62	55	9	1	3,024
Asia	3,787	745	180	208	10	6	4,936
Africa	3,299	12	25	10		14	3,360
Other areas	15		2		1		18
	17,984	6,541	2,885	8,216	5,580	126	41,332
Products sales and service revenues
Sales of crude oil	13,200						13,200
Sales of oil products	2,113		808	7,963			10,884
Sales of natural gas and LNG	2,429	4,967	1		2,204		9,601
Sales of petrochemical products			1,723				1,723
Sales of power		1,268	1		2,125		3,394
Sales of other products	32	1	182	37	26	31	309
Services	210	305	170	216	1,225	95	2,221
	17,984	6,541	2,885	8,216	5,580	126	41,332
Transfer of goods/services
Goods/Services transferred in a specific moment	17,771	6,468	2,838	8,216	5,575	119	40,987
Goods/Services transferred over a period of time	213	73	47		5	7	345
First Half 2024
Sales from operations	20,194	6,688	3,120	9,377	5,181	91	44,651
Sales from operations by geographical area of destination
Italy	323	3,791	1,765	6,218	3,619	39	15,755
Other European Union	1,643	1,453	884	2,472	1,541	2	7,995
Rest of Europe	6,268	843	130	411		13	7,665
Americas	4,006		137	80	10	2	4,235
Asia	3,652	594	172	183	10	10	4,621
Africa	4,290	7	28	13		25	4,363
Other areas	12		4		1		17
	20,194	6,688	3,120	9,377	5,181	91	44,651
Products sales and service revenues
Sales of crude oil	14,337						14,337
Sales of oil products	2,253		812	9,114			12,179
Sales of natural gas and LNG	3,199	5,588			2,017		10,804
Sales of petrochemical products	175		1,945				2,120
Sales of power		946			1,915		2,861
Sales of other products	31		176	43	21	2	273
Services	199	154	187	220	1,228	89	2,077
	20,194	6,688	3,120	9,377	5,181	91	44,651
Transfer of goods/services
Goods/Services transferred in a specific moment	19,977	6,639	3,078	9,377	5,181	34	44,286
Goods/Services transferred over a period of time	217	49	42			57	365

Sales from operations by industry segment are disclosed in note 31 – Segment information.

Sales from operations with related parties are disclosed in note 32 – Transactions with related parties.

84	ENI INTERIM CONSOLIDATED REPORT 2025

26 Costs

Purchase, services and other charges

(€ million)	First Half 2025	First Half 2024
Production costs - raw, ancillary and consumable materials and goods	25,189	26,362
Production costs - services	6,096	6,313
Lease expense and other	692	735
Net provisions for contingencies	247	368
Other expenses	879	793
	33,103	34,571
Less: capitalized direct costs associated with self-constructed assets - tangible and intangible assets	(239)	(123)
	32,864	34,448

Purchase, services and other charges included prospecting costs, geological and geophysical studies of exploration activities of the Exploration & Production segment for €86 million (€81 million in the first half of 2024).

Payroll and related costs

(€ million)	First Half 2025	First Half 2024
Payroll and related costs	1,759	1,731
Less: capitalized direct costs associated with self-constructed assets - tangible and intangible assets	(65)	(70)
	1,694	1,661

Costs with related parties are disclosed in note 32 – Transactions with related parties.

27 Finance income (expense)

(€ million)	First Half 2025	First Half 2024
Finance income	5,361	2,830
Finance expense	(5,812)	(3,435)
Net finance income (expense) from financial assets at fair value through profit or loss	111	202
Income (expense) from derivative financial instruments	(70)	85
Finance income (expense)	(410)	(318)

The analysis of finance income (expense) was as follows:

(€ million)	First Half 2025	First Half 2024
Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(367)	(377)
Net finance income (expense) on financial assets held for trading	120	188
Net finance income (expense) on other financial assets valued at fair value with effects through profit or loss	(9)	14
Interest and other expense due to banks and other financial institutions	(131)	(197)
Interest on lease liabilities	(183)	(155)
Interest from banks	103	154
Interest and other income on financial receivables and securities held for non-operating purposes	95	73
	(372)	(300)
Exchange differences	103	(43)
Income (expense) from derivative financial instruments	(70)	85
Other finance income (expense)
Capitalized finance expense	73	57
Interest and other income on financing receivables and securities held for operating purposes	18	3
Finance expense due to the passage of time (accretion discount) (a)	(163)	(96)
Other finance income (expense)	1	(24)
	(71)	(60)
	(410)	(318)

(a) The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

Information about leases is disclosed in note 10 – Right-of-use assets and lease liabilities.

The analysis of derivative financial income (expense) is disclosed in note 20 – Derivative financial instruments.

Finance income (expense) with related parties is disclosed in note 32 – Transactions with related parties.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	85

28 Income (expense) from investments

Share of profit (loss) of equity-accounted investments

Information relating to capital gains and losses on investments valued using the equity method is provided in note 13 – Investments.

Other gain (loss) from investments

(€ million)	First Half 2025	First Half 2024
Dividends	100	85
Net gain (loss) on disposals		185
Other net income (expense)	6	(17)
	106	253

Dividend income related to Nigeria LNG Ltd for €52 million (€53 million in the first half of 2024).

29 Income taxes

(€ million)	First Half 2025	First Half 2024
Current taxes	1,989	2,387
Net deferred taxes	90	478
	2,079	2,865

Tax rate for the first half of 2025 was 54.2% (59.7% in the first half of 2024). The higher tax rate compared to the IRES tax rate currently in force in Italy of 24% is essentially due to the higher taxation of foreign companies in the Exploration & Production segment (+26.9%).

The effects of the application of the OECD provision relating to a global minimum level of taxation for multinational business groups introduced by EU Directive 2022/2523 (so-called Pillar 2) are not significant.

30 Earnings per share

Basic earnings per share are calculated by dividing the profit of the period attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the period, excluding treasury shares.

Diluted earnings per share are calculated by dividing the profit of the period attributable to Eni’s shareholders by the weighted average number of fully diluted shares, excluding treasury shares, and including the number of potential shares to be issued. As of June 30, 2025, the shares that could be potentially issued related to the estimation of new shares that will vest in connection with the 2020-2022 and 2023-2025 Long-Term Monetary Incentive Plans and the sustainability-linked convertible bond issued in 2023.

In determining basic earnings per share, the profit of the period attributable to Eni is adjusted to take into account the remuneration of perpetual subordinated bonds, net of tax effect, calculated by using the amortized cost method.

In determining diluted earnings per share, the profit of the period attributable to Eni is adjusted to take into account the remuneration of perpetual subordinated bonds and the convertible bond, net of tax effect, calculated by using the amortized cost method.

86	ENI INTERIM CONSOLIDATED REPORT 2025

Reconciliation of the weighted average number of shares used for the calculation for both basic and diluted earnings per share was as follows:

		First Half 2025	First Half 2024
Weighted average number of shares used for basic earnings per share		3,056,156,097	3,196,349,382
Potential shares to be issued for ILT incentive plan		5,621,740	5,983,729
Potential shares to be issued for Sustainability-Linked convertible bonds		56,975,836	56,975,836
Weighted average number of shares used for diluted earnings per share		3,118,753,673	3,259,308,947
Eni’s profit	(€ million)	1,715	1,872
Remunaration of subordinated perpetual bonds net of tax effect	(€ million)	(116)	(55)
Eni’s profit for basic earnings per share	(€ million)	1,599	1,817
Remunaration of Sustainability-Linked convertible bonds net of tax effect	(€ million)	15	15
Eni’s profit for diluted earnings per share	(€ million)	1,614	1,832
Basic earnings per share	(€ per share)	0.52	0.57
Diluted earnings per share	(€ per share)	0.52	0.56

31 Segment information

Eni’s segmental reporting reflects the Group’s operating segments, whose results are regularly reviewed by the Chief Operating Decision Maker (the CEO) to assess performance evaluations and resource allocation decisions.

The Company organized its business activities into three business groups:

●	the “Chief Transition & Financial Officer” business group, which is engaged in growing the businesses related to the energy transition and coordinating the development and commercial integration plans;

●	the “Global Natural Resources” business group, responsible of maximizing margins along the entire Oil & Gas value chain through the exploration and development of reserves, the marketing of equity and third-party gas/LNG and active portfolio management, integrating trading and energy generation activities from thermoelectric plants;

●	the “Industrial Transformation” business group, responsible for completing the restructuring and reconversion of the downstream oil and chemical businesses.

With regard to financial reporting purposes, management evaluated that segmental reporting are presented based on the operating segments tracked by the by the Chief Operating Decision Maker (the CEO) to evaluate profit centers financial performance and resources allocation carrying out a lower level of aggregation than the business organization above. Therefore, in compliance with the provisions of the international reporting standard that regulates the segment reporting (IFRS 8), Eni's reportable segments at June 30, 2025, have been defined considering the operating segments reflecting the three business groups as follows:

-	Exploration & Production: exploration, development and production of crude oil, condensates and natural gas. The business also engages in oil and products trading activities, designed to perform supply balancing transactions in the market with a view of ensuring the requested slate of crudes to the refining business and to stabilize or hedge commercial margins.

-	Global Gas & LNG Portfolio (GGP) and Power: wholesale supply and marketing of gas via pipeline, LNG, as well as international transport activities. It includes gas trading activities finalized to hedging and stabilizing commercial margins, as well as optimizing the gas asset portfolio. This reportable segment includes the results of the Power business, which involves the generation and wholesale of electricity from thermoelectric plants, which presents similar economic returns given the commonality of industrial dynamics relating to gas and electricity demand. It includes trading of CO2 emission certificates and forward power sales for the purpose of hedging/optimizing margins.

-	Refining and Chemicals: Oil processing activities for the production of traditional fuels carried out by the "Refining" operating segment and the production of petroleum-based chemicals, carried out by its wholly owned subsidiary Versalis and its subsidiaries, which have been combined into a single reportable segment due to their similar economic returns, exposure to common market dynamics, and shared industrial process structures. Versalis is active in the production of bioplastics through its subsidiary Novamont and in compounding chemistry.

-	Enilive: engages in the manufacturing of biofuels renewable raw materials and in retail marketing activities of traditional and biofuels as well as products and services aimed at drivers with a view to sustainable mobility. It also engages in the wholesale supplies of fuels, bitumen and lubricants.

-	Plenitude: engages in the retail sales of gas, electricity and related services, production and wholesale of electricity from renewable energy plants, and electric mobility services (installation of charging points).

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	87

-	Corporate and Other activities: includes the main business support functions, in particular holding, central treasury, IT, human resources, real estate services, captive insurance activities, research and development, new technologies, business digitalization and the environmental activity managed by the subsidiary Eni Rewind. The segment also includes activities related to CCUS, agri-business and forest conservation (REDD+) projects currently under development.

Segment information presented to the CEO (the Chief Operating Decision Maker, ex IFRS 8) includes: revenues, operating profit and directly attributable assets and liabilities.

Segment Information

(€ million)	Exploration & Production	Global Gas & LNG Portfolio and Power	Refining and Chemicals	Enilive	Plenitude	Total reportable segments	Corporate and Other activities	Adjustments of intragroup profits	Total
First Half 2025
Sales from operations including intersegment sales	24,942	9,034	9,465	9,536	5,603	58,580
Less: intersegment sales	(6,958)	(2,493)	(6,580)	(1,320)	(23)	(17,374)
Sales from operations	17,984	6,541	2,885	8,216	5,580	41,206	126		41,332
Operating profit (loss)	3,446	1,358	(1,302)	174	64	3,740	(539)	289	3,490
First Half 2024
Sales from operations including intersegment sales	28,159	8,464	11,191	10,739	5,207	63,760
Less: intersegment sales	(7,965)	(1,776)	(8,071)	(1,362)	(26)	(19,200)
Sales from operations	20,194	6,688	3,120	9,377	5,181	44,560	91		44,651
Operating profit (loss)	3,745	(684)	(173)	312	834	4,034	237	(20)	4,251

(€ million)	Exploration & Production	Global Gas & LNG Portfolio and Power	Refining and Chemicals	Enilive	Plenitude	Total reportable segments	Corporate and Other activities	Adjustments of intragroup profits	Total
June 30, 2025
Identifiable assets (a)	60,764	5,703	6,711	6,083	12,209	91,470	3,016	(297)	94,189
Unallocated assets (b)									42,021
Identifiable liabilities (a)	18,084	5,079	4,556	3,178	4,654	35,551	5,561	(175)	40,937
Unallocated liabilities (b)									41,868
December 31, 2024
Identifiable assets (a)	67,572	7,421	7,228	5,893	13,588	101,702	2,712	(457)	103,957
Unallocated assets (b)									42,982
Identifiable liabilities (a)	20,627	7,230	4,253	2,995	5,883	40,988	4,881	(49)	45,820
Unallocated liabilities (b)									45,471

(a) Include assets/liabilities directly associated with the generation of operating profit (loss).
(b) Include assets/liabilities not directly associated with the generation of operating profit (loss).

32 Transactions with related parties

In the ordinary course of its business, Eni enters into transactions mainly regarding:

(a)	purchase/supply of goods and services and provision of financing to joint ventures, associates and unconsolidated subsidiaries;

(b)	purchase/supply of goods and services to entities controlled by the Italian Government;

(c)	purchase/supply of goods and services to companies related to Eni SpA through members of the Board of Directors. Most of these transactions are exempt from the application of the Eni internal procedure “Transactions involving interests of Directors and Statutory Auditors and transactions with related parties” pursuant to the Consob Regulation, since they relate to ordinary transactions conducted at market or standard conditions, or because they fall below the materiality threshold provided for by the procedure;

(d)	contributions to non-profit entities correlated to Eni with the aim to develop solidarity, culture and research initiatives. In particular these related to: (i) Eni Foundation, established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social assistance, health, education, culture and environment, as well as scientific and technological research; and (ii) Eni Enrico Mattei Foundation, established by Eni with the aim of enhancing, through studies, research and training initiatives, knowledge enrichment in the fields of economics, energy and environment, both at the

88	ENI INTERIM CONSOLIDATED REPORT 2025

national and international level.

Transactions with related parties were conducted in the interest of the Eni companies and, with exception of those with entities whose aim is to develop charitable, cultural and research initiatives, are related to the ordinary course of Eni’s business.

TRADE AND OTHER TRANSACTIONS AND BALANCES WITH RELATED PARTIES

(€ million)
	June 30, 2025			First Half 2025
Name	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	3	120			162
Cardón IV SA	1	49		2
Coral FLNG SA	14		1,251	9
Azule Group	92	165	2,964	36	679
Saipem Group	40	168	9	2	311
SeaCorridor Group	95	23		1	165
Vårgrønn Group	1		873	1
In Salah Gas Ltd		13			83
Ithaca Energy Plc	130	135			164	(343)
Karachaganak Petroleum Operating BV	13	168			512
Mellitah Oil & Gas BV	54	134			395
Petrobel Belayim Petroleum Co	17	463		1	364
Società Oleodotti Meridionali SpA	23	492		14	10
Société Centrale Electrique du Congo SA	76			44
Vår Energi ASA	28	792	1,953	33	2,520
Other(*)	90	85	130	37	179
	677	2,807	7,180	180	5,544	(343)
Unconsolidated entities controlled by Eni
Eni BTC Ltd			173
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	166	3		4
Other	18	9	11	12	6
	184	12	184	16	6
	861	2,819	7,364	196	5,550	(343)
Entities controlled by the Government
Enel Group	46	136		21	379	2
Italgas Group	1	47		5	355
Snam Group	178	184		4	602
Terna Group	125	121		177	169	1
GSE - Gestore Servizi Energetici	157	160		1,105	902	157
ITA Airways - Italia Trasporto Aereo SpA	1			69
Other(*)	24	65		52	31
	532	713		1,433	2,438	160
Other related parties	2	3			17
Groupement Sonatrach – Eni «GSE»	182	211		20	271
	1,577	3,746	7,364	1,649	8,276	(183)

(*) Each individual amount included herein was lower than €50 million.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	89

(€ million)
	December 31, 2024			First Half 2024
Name	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	4	126			130
Cardón IV SA	1	77		2	(1)
Coral FLNG SA	12		1,411
Azule Group	59	399	3,343	33	1,155
Saipem Group	41	186	9	4	435
SeaCorridor Group	105	27			156
Vårgrønn Group	1		886
Ithaca Energy Plc	188	76
Karachaganak Petroleum Operating BV	31	292			603
Mellitah Oil & Gas BV	56	52		3	183
Petrobel Belayim Petroleum Co	23	509			328
Società Oleodotti Meridionali SpA	12	491		10	3
Société Centrale Electrique du Congo SA	97			50
Vår Energi ASA	30	828	1,918	26	2,666	(34)
Other(*)	69	87	120	52	116
	729	3,150	7,687	180	5,774	(34)
Unconsolidated entities controlled by Eni
Eni BTC Ltd			195
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	161	3		5
Other	16	7	11	14	6
	177	10	206	19	6
	906	3,160	7,893	199	5,780	(34)
Entities controlled by the Government
Enel Group	33	153		22	379	(23)
Italgas Group	1	186		4	327
Snam Group	196	436		87	702
Terna Group	104	116		194	123	2
GSE - Gestore Servizi Energetici	201	110		828	822	165
ITA Airways - Italia Trasporto Aereo SpA	13			119
Other(*)	26	91		36	28
	574	1,092		1,290	2,381	144
Other related parties	1	3		1	14
Groupement Sonatrach – Eni «GSE»	316	316		22	264
	1,797	4,571	7,893	1,512	8,439	110

(*) Each individual amount included herein was lower than €50 million.

The most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:

-	Eni’s share of expenses incurred to develop oil fields from Agiba Petroleum Co, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co, Groupement Sonatrach - Eni «GSE» and, limited to Karachaganak Petroleum Operating BV, purchase of crude oil by Eni Trade & Biofuels SpA; costs recovered from Eni associates are invoiced on the basis of costs incurred;

-	the residual debt relating to the payment of the consideration for the assignment of Cardón IV receivables;

-	supply of upstream specialist services and a guarantee issued on a pro-quota basis granted to Coral FLNG SA on behalf of the Consortium TJS for the contractual obligations assumed following the award of the EPCIC contract for the construction of a floating gas liquefaction plant;

-	supply of upstream specialist services, purchase of crude oil and issue of guarantees against leasing contracts of FPSO vessels to Azule Group;

-	engineering, construction and drilling services by Saipem Group mainly for the Exploration & Production segment;

-	acquisition of transport services from SeaCorridor Group;

90	ENI INTERIM CONSOLIDATED REPORT 2025

-	guarantees issued to Vårgrønn Group mainly in relation to the participation in the Dogger Bank offshore wind project;

-	the purchase of gas from In Salah Gas Ltd;

-	receivables relating to the business combination carried out in 2024 and the purchase of crude oil and condensate and the stipulation of derivative contracts on commodities from Ithaca Energy Plc Group;

-	the sale of gas to Société Centrale Electrique du Congo SA;

-	advances received from Società Oleodotti Meridionali SpA for the infrastructure upgrade of the crude oil transport system at the Taranto refinery;

-	guarantees issued in compliance with contractual agreements in the interest of Vår Energi ASA, the supply of upstream specialist services and maritime transport, the purchase of crude oil, condensates and gas;

-	a guarantee issued granted to Eni BTC Ltd for the construction of an oil pipeline;

-	services for environmental restoration to Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation).

The most significant transactions with entities controlled by the Italian Government concerned:

-	sale of fuel and combustibles, sale and purchase of gas and acquisition of power distribution services with Enel Group;

-	acquisition of natural gas distribution, transportation and storage services with Italgas Group and Snam Group on the basis of the tariffs set by the Italian Regulatory Authority for Energy, Networks and Environment, including the tariff concessions granted to customers and reimbursed by distributors, as well as, from the Snam group, the receivable for divestment relating to the sale of the 49.9% share capital of SeaCorridor Srl and the purchase and sale of gas for granting the system balancing needs on the basis of prices referred to the quotations of the main energy commodities;

-	acquisition of electricity transmission services and sale and purchase of electricity for granting the system balancing based on prices referred to the quotations of the main energy commodities, and derivatives on commodities entered to hedge the price risk related to the utilization of transport capacity rights with Terna Group;

-	sale and purchase of electricity, gas, fair value of derivative financial instruments, sale of oil products and storage capacity with GSE - Gestore Servizi Energetici for the setting-up of a specific stock held by the Organismo Centrale di Stoccaggio Italiano (OCSIT) according to the Legislative Decree No. 249/12; the contribution to cover the charges deriving from the performance of OCSIT functions and activities and the contribution paid to GSE for the use of biomethane and other advanced biofuels in the transport sector;

-	the sale of jet fuel to ITA Airways - Italia Trasporto Aereo SpA.

Transactions with other related parties concerned:

-	provisions to pension funds managed by Eni of €12 million and debts for contributions to be paid for €3 million;

-	costs for contributions paid to the Supplementary Healthcare Fund for Managers of Eni Group Companies (FISDE) for €3 million;

-	contributions and service provisions to Eni Enrico Mattei Foundation for €2 million and receivables for €2 million.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	91

FINANCING TRANSACTIONS AND BALANCES WITH RELATED PARTIES

(€ million)
	June 30, 2025			First Half 2025
Name	Receivables and cash and cash equivalents	Payables	Guarantees	Finance income	Finance Expense	Income (expense) from investments
Joint ventures and associates
Coral FLNG SA	471			9
Coral South FLNG DMCC			1,365
Saipem Group		364			11
Mozambique Rovuma Venture SpA	1,867	415		69	8
Other(*)	57	62		22	3
	2,395	841	1,365	100	22
Unconsolidated entities controlled by Eni
Other(*)	36	60	1	1	1
	36	60	1	1	1
Entities controlled by the Government
Cassa Depositi e Prestiti Group		52			1
Other	1	30		1	3	4
	1	82		1	4	4
Other related parties		2
	2,432	985	1,366	102	27	4

(*) Each individual amount included herein was lower than €50 million.

(€ million)
	December 31, 2024			First Half 2024
Name	Receivables	Payables	Guarantees	Finance income	Finance Expense	Income (expense) from investments
Joint ventures and associates
Coral FLNG SA	522			1	6
Coral South FLNG DMCC			1,539
Saipem Group		222			3
Mozambique Rovuma Venture SpA	1,769	58		65	4
Pengerang Biorefinery Sdn Bhd	60
Other	37	39	2	18	23
	2,388	319	1,541	84	36
Unconsolidated entities controlled by Eni
Other	40	36			1
	40	36			1
Entities controlled by the Government
Cassa Depositi e Prestiti Group		53			1
Other		7		1	1	(12)
		60		1	2	(12)
Other related parties		4
	2,428	419	1,541	85	39	(12)

The most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:

-	a financing loan granted to Coral FLNG SA for the construction of a floating gas liquefaction plant in Area 4 offshore Mozambique;

-	a bank debt guarantee issued on behalf of Coral South FLNG DMCC as part of the project financing of the Coral FLNG development project;

-	lease liabilities towards Saipem Group related to long-term contracts for the use of drilling rigs;

-	a financing loan granted to Mozambique Rovuma Venture SpA for the development of gas reserves offshore Mozambique.

92	ENI INTERIM CONSOLIDATED REPORT 2025

The most significant transactions with entities controlled by the Italian Government concerned:

-	finance debts for the realization of charging infrastructures for electric vehicles with Cassa Depositi e Prestiti Group.

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows

The impact of transactions and positions with related parties on the balance sheet accounts consisted of the following:

	June 30, 2025			December 31, 2024
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %
Cash and cash equivalent	9,167	1	0.01	8,183
Other current financial assets	572	48	8.39	1,085	48	4.42
Trade and other receivables	13,214	1,367	10.35	16,901	1,601	9.47
Other current assets	4,458	61	1.37	3,662	54	1.47
Other non-current financial assets	3,337	2,383	71.41	3,215	2,380	74.03
Other non-current assets	2,734	149	5.45	4,011	142	3.54
Short-term debt	4,545	538	11.84	4,238	136	3.21
Current portion of long-term debt	4,760	302	6.34	4,582	21	0.46
Current portion of non-current lease liabilities	1,123	49	4.36	1,279	152	11.88
Trade and other payables	18,386	3,183	17.31	22,092	4,017	18.18
Other current liabilities	5,268	64	1.21	5,049	34	0.67
Long-term debt	19,855	72	0.36	21,570	79	0.37
Non-current lease liabilities	4,585	24	0.52	5,174	31	0.60
Other non-current liabilities	3,149	499	15.85	4,449	520	11.69

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

	First Half, 2025			First Half, 2024
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %
Sales from operations	41,332	1,529	3.70	44,651	1,412	3.16
Other income and revenues	754	120	15.92	1,575	100	6.35
Purchases, services and other	(32,864)	(8,282)	25.20	(34,448)	(8,444)	24.51
Net (impairments) reversals of trade and other receivables	(150)	(1)	0.67	(76)
Payroll and related costs	(1,694)	7	..	(1,661)	5	..
Other operating income (expense)	436	(183)	..	(298)	110	..
Finance income	5,361	102	1.90	2,830	85	3.00
Finance expense	(5,812)	(27)	0.46	(3,435)	(39)	1.14
Other income (expense) from investments	106	4	3.77	253	(12)	..

Main cash flows with related parties are provided below:

(€ million)	First Half 2025	First Half 2024
Revenues and other income	1,649	1,512
Costs and other expenses	(7,192)	(7,482)
Other operating income (loss)	(183)	110
Net change in trade and other receivables and payables	691	(215)
Net interests	63	55
Net cash provided from operating activities	(4,972)	(6,020)
Capital expenditure in tangible and intangible assets	(1,083)	(957)
Net change in accounts payable and receivable in relation to investments	122	(48)
Change in financial receivables	(294)	(150)
Net cash used in investing activities	(1,255)	(1,155)
Change in financial and lease liabilities	294	1
Net cash used in financing activities	294	1
Change in cash and cash equivalents	1	2
Total financial flows to related parties	(5,933)	(7,174)

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	93

The impact of cash flows with related parties consisted of the following:

	First Half, 2025			First Half, 2024
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %
Net cash provided from operating activities	5,902	(4,972)	..	6,475	(6,020)	..
Net cash used in investing activities	(4,405)	(1,255)	28.49	(5,705)	(1,155)	20.25
Net cash used in financing activities	(309)	294	..	(800)	1	..

33 Significant non-recurring events and operations

In the first half of 2025 and 2024, Eni did not report any non-recurring events and operations.

34 Positions or transactions deriving from atypical and/or unusual operations

In the first half of 2025 and 2024, no transactions deriving from atypical and/or unusual operations were reported.

35 Subsequent events

No significant events were reported after June 30, 2025, except as already illustrated in the previous notes.

94

Certification pursuant to article 154-bis, paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.	The undersigned Claudio Descalzi and Francesco Esposito, in their quality as Chief Executive Officer and Officer responsible for the preparation of financial reports of Eni, also pursuant to article 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, certify that internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2025 and during the period covered by the report, were:

●	adequate to the Company structure, and

●	effectively applied during the process of preparation of the report.

2.	Internal controls over financial reporting in place for the preparation of the 2025 condensed consolidated interim financial statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3.	The undersigned officers also certify that:

3.1	Condensed consolidated interim financial statements as of June 30, 2025:

a) have been prepared in accordance with applicable international accounting standards adopted by the European Community pursuant to Regulation (CE) n. 1606/2002 of the European Parliament and European Council of July 19, 2002;

b) correspond to the accounting books and entries;

c) fairly and truly represent the financial position, the performance and the cash flows of the issuer and the companies included in the consolidation as of, and for, the period presented in this report.

3.2 The interim operating and financial review includes a reliable analysis of the material events occurred during the first half of 2025 and their impact on condensed consolidated interim financial statements, as well as a description of the main risks and uncertainties for the second half of the year. The interim operating and financial review contains a reliable analysis of the disclosure on significant related-partly transaction.

July 24, 2025

/s/ Claudio Descalzi	/s/ Francesco Esposito
Claudio Descalzi	Francesco Esposito
Chief Executive Officer	Officer responsible for the
preparation of financial reports

Report of Independent Auditors	95

REVIEW REPORT ON THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the shareholders of

Eni SpA

Foreword

We have reviewed the condensed consolidated interim financial statements of Eni SpA and its subsidiaries (the Eni Group) as of 30 June 2025, comprising the balance sheet, the profit and loss account, the statement of comprehensive income (loss), the statement of changes in equity, the statement of cash flows and related notes. The directors of Eni SpA are responsible for the preparation of the condensed consolidated interim financial statements in accordance with the international accounting standard applicable to interim financial reporting (IAS 34) as issued by the International Accounting Standards Board and adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our work in accordance with the criteria for a review recommended by Consob in Resolution No. 10867 of 31 July 1997. A review of condensed consolidated interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than a full-scope audit conducted in accordance with International Standards on Auditing (ISA Italia) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Eni Group as of 30 June 2025 are not prepared, in all material respects, in accordance with the international accounting standard applicable to interim financial reporting (IAS 34) as issued by the International Accounting Standards Board and adopted by the European Union.

Rome, 6 August 2025

PricewaterhouseCoopers SpA

Massimo Rota

(Partner)

This review report has been translated into the English language solely for the convenience of international readers. Accordingly, only the original text in Italian language is authoritative.

3	ANNEX TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

	Investments owned by Eni as of June 30, 2025	98
	Changes in the scope of consolidation for the first half 2025	99

98	ENI INTERIM CONSOLIDATED REPORT 2025

INVESTMENTS OWNED BY ENI SPA AS OF JUNE 30, 2025

As of June 30, 2025, the breakdown of the companies owned by Eni is provided in the table below:

	Subsidiaries			Joint arrangements and associates			Other significant investments(a)

	Italy	Outside Italy	Total	Italy	Outside Italy	Total	Italy	Outside Italy	Total

Fully consolidated subsidiaries	98	293	391
Consolidated joint operations				4	7	11

Investments owned by consolidated companies(b)
Equity-accounted investments	12	64	76	25	82	107
Investments at cost	4	3	7	5	24	29
Investments at fair value							3	20	23
	16	67	83	30	106	136	3	20	23
Investments owned by unconsolidated companies
Owned by controlled companies		2	2		3	3
Owned by joint arrangements				1	8	9
		2	2	1	11	12
Total	114	362	476	35	124	159	3	20	23

(a) Relate to investments other than subsidiaries, joint arrangements and associates with an ownership interest greater than 2% for listed companies or 10% for unlisted companies.

(b) Investments in subsidiaries accounted using the equity method and at cost relate to non-significant companies.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	99

Changes in the scope of consolidation for the first half 2025

Fully consolidated subsidiaries

COMPANIES INCLUDED (No. 6)

Eni Natural Energies Kenya EPZ Ltd	Kinango	Exploration & Production	Relevancy
Eni Natural Energies Vietnam Llc	Ho Chi Minh City	Exploration & Production	Relevancy
PT Eni Natural Energies Indonesia	Jakarta	Exploration & Production	Relevancy
Sandrini 100 Class B Member Llc	Dover	Plenitude	Constitution
Sandrini 200 Class B Member Llc	Dover	Plenitude	Constitution
Tecnofilm SpA	Sant'Elpidio a Mare (FM)	Chemicals	Relevancy

COMPANIES EXCLUDED (No. 17)

Asian Compounds Ltd	Hong Kong	Chemicals	Irrelevancy
Eni Energy Brasil Participações Ltda	Rio de Janeiro	Exploration & Production	Irrelevancy
Eni Energy Bondco Ltd (in liquidation)	London	Exploration & Production	Cancellation
Eni Energy Capital Ltd (in liquidation)	London	Exploration & Production	Cancellation
Eni Energy Exploration BV	The Hague	Exploration & Production	Irrelevancy
Eni Energy France SAS	Neuilly-Sur-Seine	Exploration & Production	Irrelevancy
Eni Energy Hydrogen Ltd (in liquidation)	London	Exploration & Production	Cancellation
Eni Energy International SAS	Neuilly-Sur-Seine	Exploration & Production	Irrelevancy
Eni Insurance DAC	Dublin	Corporate and financial companies	Fusion
Eni Krueng Mane Ltd	London	Exploration & Production	Cancellation
Eni Lebanon BV	Amsterdam	Exploration & Production	Irrelevancy
Eni Maroc BV	Amsterdam	Exploration & Production	Irrelevancy
Finproject Asia Ltd	Hong Kong	Chemicals	Irrelevancy
HLS Bonete Topco SLU	Madrid	Plenitude	Fusion
Petroven Srl	Genova	Refining	Fusion
Versalis Pacific (India) Private Ltd	Mumbai	Chemicals	Irrelevancy
Versalis Zeal Ltd	Takoradi	Chemicals	Irrelevancy

EniSpA

Headquarters

Piazzale Enrico Mattei, l - Rome - Italy

Capital Stock as of June 30, 2025: € 4,005,358,876.00 fully paid Tax identification number 00484960588

Branches

Via Emilia, 1-San Donato Milanese (Milan) - Italy

Piazza Ezio Vanoni, 1-San Donato Milanese (Milan) - Italy

Contacts

eni.com

+39-0659821

800940924

segreteriasocietaria.azionisti@eni.com

Investor Relations

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e-mail: investor.relations@eni.com